

A. SCHULMAN 2012 ANNUAL REPORT







Powered by People



Powered by People

The people who make up A. Schulman's global organization are responsible for the Company's success. A results-oriented culture – driven by our guiding principles of "Open, Honest, Listen, Accountable" – underlies our ability to use teamwork and strategic execution to create maximum value. We are improving performance, strengthening our market positions, growing strategically and enhancing shareholder value. **We are Powered by People**.





Chairman, President and Chief Executive Officer Joseph M. Gingo joins associates for A. Schulman's 2012 Growth Summit in Freising, Germany. The collaborative session focused on driving growth through innovative product development, new market opportunities and complementary acquisitions



Dear Fellow Shareholders

I am proud to report that, thanks to the talents and dedication of our entire team at A. Schulman, our performance improved yet again in fiscal 2012.

Overcoming very difficult macroeconomic conditions in major markets throughout the world – particularly in Europe – our net income increased to $50.9 million, or $1.72 per share, for the year ended August 31, 2012, compared with $41.0 million, or $1.32 per share, the previous year. In fact, we've made steady progress in many areas including operating profit per pound, cash flow from operations and earnings per share.

This improvement is a result of our experienced and enthusiastic team's ability to maintain a market leadership position, deliver innovation through the development and introduction of new products, successfully integrate acquisitions and continue to control costs throughout our operations. At the same time, we are focused on long-term growth initiatives such as the construction of our new India facility and our recently announced Middle East joint venture.

As the theme of this report indicates, the value we provide to our customers and shareholders is truly powered by our people.

Our performance excelled in both the Americas and the Asia Pacific segments, which benefited from our strategy to enhance our product mix and realign our capacity to serve growth markets, and therefore, we were able to increase margins despite the headwinds of softening economies. Certainly, the European economy has taken center stage this year and although the weakened climate posed a major challenge for our Europe, Middle East and Africa (EMEA) segment, they persevered and continued to make steady progress with aggressive production realignment and cost-reduction initiatives. Our skilled team in Europe has proved that they can weather the storm.

CASH DIVIDENDS PAID
THROUGH FISCAL 2012 (PER SHARE)


$ 0.75
$ 0.72
$ 0.70
$ 0.65
$ 0.60
$ 0.60
$ 0.55
2010
2011
2012

Based on the currently approved quarterly rate of $0.195 per share, the projected annualized dividend for fiscal 2013 would be $0.78 per share.



A. Schulman's innovative materials provide value-added features to enhance the products of customers in a variety of markets, from small appliances to personal care items.

We also continued to deliver on our commitment to create value for our shareholders through potential share appreciation and a prudent return of cash. During fiscal 2012, the Board of Directors increased the quarterly cash dividend to $0.19 per common share, or an increase of approximately 23%, compared with its level in fiscal 2011. In October 2012, the Board again increased the quarterly cash dividend by another 2.62% to $0.195 per share, generating a strong yield of over 3%. The Company also repurchased approximately 1.5 million shares of its common stock during fiscal 2012. These actions reflect the Board's confidence in the Company's ability to generate cash and the ongoing success of our long-term growth strategy.

Growth in Strategic Global Markets

As part of our global strategy, we are continuing our shift to higher-value products and investing to strengthen our position in growth markets. During fiscal 2012, we added new engineered plastics manufacturing lines in China and Mexico, a new masterbatch line in Brazil, and new specialty powders equipment in Mexico, France, the Netherlands and Italy. We expect our newly constructed plant in India to be operational in the calendar year 2013 to expand our capabilities to serve the masterbatch market in Asia. We also added engineered plastics compounding capabilities to our facility in Akron, Ohio, as part of our optimization of capacity in the United States, upgraded capabilities in a number of facilities including Malaysia, and are adding color capabilities in Indonesia.

On the acquisition front, we remain committed to only making moves that align with our global growth strategy. Our acquisition of Elian SAS in January made us one of the top three players in France's color masterbatch market, improved our product mix in the EMEA region, and significantly expanded our offerings in growing end markets such as personal care, cosmetics and hygiene. Elian has been a solid addition to our portfolio and has been performing in line with our expectations in some highly resilient markets.

In June, we entered into a joint venture agreement with National Petrochemical Industrial Company (NATPET) of Jeddah, Saudi Arabia, to produce engineered plastic compounds, based on A. Schulman's proven technology, for a broad range of customers in the Middle East, Africa, India and other global markets. The joint venture plans to build a state-of-the-art manufacturing facility in Saudi Arabia, and production at the new plant is expected to begin by the end of calendar year 2014.

FINANCIAL HIGHLIGHTS*

	2012	2011	2010
NET SALES	$ 2,106,753	$ 2,192,955	$ 1,590,443
POUNDS	1,905,945	2,048,392	1,587,648
INCOME FROM CONTINUING OPERATIONS	$ 52,049	$ 41,685	$ 44,350
NET INCOME	$ 50,887	$ 40,996	$ 43,890
NET INCOME EXCLUDING CERTAIN ITEMS	$ 60,983	$ 58,011	$ 48,173
EARNINGS PER SHARE OF COMMON STOCK – DILUTED:			
Net income	$ 1.72	$ 1.32	$ 1.57
Net income excluding certain items	$ 2.06	$ 1.86	$ 1.72
CASH FLOW FROM OPERATIONS	$ 99,497	$ 68,946	$ 4,443
CAPITAL EXPENDITURES	$ 34,003	$ 26,359	$ 18,977
WORKING CAPITAL, EXCLUDING CASH	$ 217,018	$ 273,964	$ 169,364
LONG-TERM DEBT	$ 174,466	$ 184,598	$ 93,834
TOTAL EQUITY	$ 507,689	$ 554,305	$ 493,140

*in thousands except per share data

As our Middle East and Africa markets continue to grow, we believe a strong presence in this critical petrochemical region will help us achieve our strategic goals. The NATPET joint venture will serve as a model for future partnerships that we will consider in other areas of the globe, with the aim of expanding our defensible market space in the engineered plastics world.

In September, we acquired ECM Plastics, a privately owned producer of custom color, specialty additive masterbatch and niche engineered plastics products, to further enhance our capabilities in the United States. We expect ECM to provide strong synergies when combined with our current masterbatch and engineered plastics businesses, allowing us to strengthen our position for long-term profitable growth in highly attractive North American markets.

Innovation Will Drive Our Future

Innovation also is critical to our future success. In each of our product families, we are dedicated to the development of new, higher-margin products and applications that optimize the appearance, performance and processing of plastics to meet the most demanding requirements. We strive to maintain a balanced position between cost-effective production and technological leadership with focused research and development. Through aggressive development of innovative products, we are furthering our commitment to growth in high value-added markets.

We were excited to announce the opening of two global innovation centers in Germany and Mexico in June 2012, as part of our continuing focus on market-driven innovation. These centers will help us strengthen our relationships with customers and suppliers by further aligning our global technology and product development efforts with the current requirements and emerging needs of our customers' end markets.

ANNUAL REVENUE* & EPS



EPS CAGR 48% Revenue CAGR 18%
$ 2,500
$ 2,000
$ 1,500
$ 1,000
$ 500
0
$ 2.50
$ 2.00
$ 1.50
$ 1.00
$ 0.50
0
2007
2008
2009
2010
2011
2012
EPS
REVENUE

*Revenue in millions

INNOVATION CENTERS PARTNER WITH CUSTOMERS

A. Schulman's two global innovation centers in Germany and Mexico, both of which opened in June 2012, are working with supply chain partners to provide mutually beneficial research and product development. The goal is to bring new solutions to markets more quickly and effectively, as well as leverage these solutions to additional geographies and markets with similar unmet needs.

With state-of-the-art equipment and laboratory facilities, the A. Schulman Academy in Kerpen, Germany, allows participants to combine research and innovation in plastics engineering and application technology with specific product developments and intensive user training. In San Luis Potosi, Mexico, A. Schulman is a founding member of the POLYnnova Group, which is based on an open innovation model and manages the development of collaborative business projects through networks of customers, suppliers, academic institutions and research centers.

Initial areas of emphasis at POLYnnova will include technology for agriculture and aquaculture materials, sustainable materials and nanomaterials. A. Schulman Academy will focus on electrical & electronics and mobility.



Bernard Rzepka, General Manager and Chief Operating Officer, Europe, Middle East, Africa, discusses innovation at the opening of the A. Schulman Academy in Kerpen, Germany.

A Culture of Continuous Improvement

We believe our dedication to four guiding principles – OPEN, HONEST, LISTEN and ACCOUNTABLE – helped us succeed in these challenging times. In fact, we feel these principles are so critical that we conducted a global culture survey to ensure that our associates were living these principles in their daily lives. The results were encouraging. We had nearly an 80 percent response rate and discovered that the four key principles did resonate and continually drive our associates' behaviors. We also unearthed new opportunities for improvement that we'll tackle in an honest and timely fashion so we continue to strengthen our organization.

Rooted in our culture is strong dedication to continuous improvement in our worldwide operations. These efforts include identification of additional synergies from recent acquisitions, relentless control over selling, general and administrative expenses, focused working capital management, and smart pricing strategies to align with our purchasing strategies.

In addition, we continue to restructure our operations to better align with the needs of the marketplace and expand our competitive advantages within the industry. Highlights of our restructuring initiatives in fiscal 2012 included the completion of our effort to consolidate EMEA's operations and back-office functions to better leverage savings from our Shared Service Center located in Belgium.

In the Americas, as part of our shift to higher-value products, we have completed the exit from our legacy plants that were dedicated primarily to serving the volume automotive market, as we ceased production at our Nashville, Tennessee, facility and announced the sale of our Bellevue, Ohio, plant. While it is always difficult to make plant closure decisions, these two announcements mark the completion of our efforts that began in early 2008 to shift the business model in the United States from high-volume commodity plastics to technical component product offerings.

We are also realigning our regional masterbatch operations into two separate product families – Custom Performance Colors and Masterbatch Solutions. This organizational change was done to manage the business more effectively and to optimize our structure, talent and resources to put greater focus on growth opportunities across the globe.

Growth Playbook

In January, Patty Mishic joined our management team as Vice President and Chief Marketing Officer. Her global responsibilities include overseeing marketing strategy, coordinating technical activities and driving activities associated with our Growth Playbook. We will use the Growth Playbook to drive organic growth by leveraging new and existing products into new geographic markets, exploring opportunities in adjacent markets and improving the profitability of our product mix. Patty, who came to us from The Dow Chemical Company, has extensive experience in successfully developing and executing global marketing strategies, cultivating strategic channel partnerships, and building new businesses in the plastics industry. We are truly excited to combine Patty's experience and skill sets with our existing global sales and marketing associates to propel our future growth strategies.



We will use the Growth Playbook to drive organic growth by leveraging new and existing products into new geographic markets, exploring opportunities in adjacent markets and improving the profitability of our product mix.

Heading into 2013 with Confidence

As we begin fiscal 2013, we anticipate another year of uncertainty and challenges in the global economic environment. However, we are confident that our global team once again will rise to the occasion and demonstrate that it has the ability to face any challenge and achieve optimal results, as we have shown repeatedly over the past few years.

I thank all of our associates for their tireless work toward generating value for our customers and shareholders, and I thank all of our shareholders for your continuing support of our efforts to create a stronger company.

Sincerely,

Joseph M. Gingo
Chairman, President and Chief Executive Officer
October 26, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 0-7459

A. SCHULMAN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**34-0514850** (I.R.S. Employer Identification No.)
3550 West Market Street, Akron, Ohio (Address of Principal Executive Offices)	**44333** (ZIP Code)

Registrant's telephone number, including area code: (330) 666-3751

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 Par Value	The NASDAQ Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of February 29, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $735,000,000 based on the closing sale price as reported on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date 29,297,796 shares of common stock, $1.00 par value, at October 15, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K In Which Incorporated
Portions of the registrant's proxy statement for the 2012 Annual Meeting of Stockholders	III

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

A. Schulman, Inc. (the "Company," "A. Schulman," "we," "our" and "us") was founded as an Ohio corporation in 1928 by Alex Schulman in Akron, Ohio as a processor of rubber compounds. During those early days, when Akron, Ohio was known as the rubber capital of the world, Mr. Schulman saw opportunity in taking existing rubber products and compounding new formulations to meet under-served market needs. As the newly emerging science of polymers began to make market strides in the early 1950s, A. Schulman was there to advance the possibilities of the technology, leveraging its compounding expertise into developing solutions to meet exact customer application requirements. The Company later expanded into Europe, Latin America and Asia, establishing manufacturing plants, innovation centers and sales offices in numerous countries. The Company changed its state of incorporation to Delaware in 1969 and went public in 1972. Today, A. Schulman, Inc. is a leading international supplier of high-performance plastic compounds, resins and services and provides innovative solutions to meet its customers' demanding requirements through proprietary and custom-formulated products. The Company's customers span a wide range of markets such as packaging, mobility, building and construction, electronics and electrical, agriculture, personal care and hygiene, sports and leisure, custom services and others. Recent acquisitions have strengthened the Company's core businesses serving its masterbatch, engineered plastics and specialty powders customers.

The Company leverages the following competitive advantages to develop and maintain strong customer relationships and drive continued profitable growth:

- The Company's sales and marketing teams partner with customers to understand needs and provide tailored solutions that maximize success through its broad and diverse product line.

- The Company has a solid reputation in product innovation and application development driven by its customer relationships and research and development capabilities. To further enhance these capabilities, the Company introduced global innovation centers, A. Schulman Academy in Kerpen, Germany and Polynnova in San Luis Potosi, Mexico. A. Schulman Academy combines research and innovation in plastics engineering and application technology with specific product developments, and Polynnova manages the development of collaborative business projects through networks comprised of customers, suppliers, academic institutions and research centers.

- The Company's collaborative innovation with customers is evidenced through industry recognition. In August 2012, the Company received the 2012 Society of Plastics Engineers (SPE) Europe Automotive Grand Innovation Award for its Polyfort PPC 03 SP-E unreinforced polypropylene copolymer.

- The Company's procurement teams are critical to its success as its global purchasing leverage strategy positions the Company to formulate and manufacture products competitively.

- The Company has manufacturing facilities worldwide allowing it to be an ideal partner by quickly servicing target markets for key global customers.

- The Company's strong financial position provides the resources to effectively grow in the current economic environment as well as aggressively pursue growth through acquisitions.

The Company has successfully created a strong presence in the global market place, providing new and enhanced product solutions that result in a product portfolio that is strongly positioned in the markets we serve. With world-class innovation centers strategically positioned around the world, A. Schulman is able to anticipate and respond to changing market and customer needs. Accordingly, the Company's collaboration between development and production is especially important to the Company, as well as its customers, as quick response to meet their needs is critical. Of course, quick response means little without quality. A. Schulman has a long and proud history of consistently supplying products of the highest standards, which is evidenced by the Company's numerous certifications and accreditations as well as supplier awards.

Information regarding the amount of net sales, operating income and identifiable assets attributable to each of the Company's business segments for the last three years is set forth in the Notes to Consolidated Financial Statements of the Company appearing in ITEM 8, FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, of this Annual Report on Form 10-K.

Business Segments

The Company considers its operating structure and the types of information subject to regular review by its President and Chief Executive Officer ("CEO"), who is the Chief Operating Decision Maker ("CODM"), to identify reportable segments. The CODM makes decisions, assesses performance and allocates resources by the following regions, which are also the Company's reportable segments: Europe, Middle East and Africa ("EMEA"), the Americas, and Asia Pacific ("APAC"). Each reportable segment has a General Manager/Chief Operating Officer who reports to the CODM.

The CODM uses net sales to unaffiliated customers, gross profit and operating income before certain items in order to make decisions, assess performance and allocate resources to each segment. Operating income before certain items does not include items such as interest income or expense, other income or expense, foreign currency transaction gains or losses, restructuring related expenses, asset write-downs, costs related to business acquisitions and inventory step-up. Corporate expenses include the compensation of certain personnel, certain audit expenses, board of directors related costs, certain insurance costs, costs associated with being a publicly traded entity and other miscellaneous legal and professional fees.

Recent Business Transactions

On January 31, 2012, the Company acquired all of the issued share capital of Elian SAS ("Elian"), a French portfolio company of British Vita plc with approximately 100 employees, for $66.5 million, which included the repayment of $4.3 million in Elian debt. The results of Elian's operations have been included in the consolidated financial statements since the date of acquisition, January 31, 2012. Elian provides specialty formulated color concentrates to over 1,000 customers in end markets such as packaging, cosmetics, personal hygiene, healthcare, and pipes and tubing products that require demanding specifications. Elian adds to the Company's existing product portfolio that offers superior quality, technology and responsiveness to its diversified customer base. The acquisition of Elian moves the Company into France's color masterbatch market and improves the Company's product mix in the EMEA region.

On June 9, 2012, the Company entered into a joint venture agreement with National Petrochemical Industrial Company ("NATPET") of Jeddah, Saudi Arabia ("KSA"), a subsidiary of Alujain Corporation, a Saudi Stock Exchange listed company. The 50-50 venture, expected to be named NATPET-Schulman Engineering Plastic Compounds, will produce and globally sell polypropylene compounds. The venture is planning to build a polypropylene compounding plant in Yanbu, KSA, where production is expected to begin by the end of calendar year 2014.

On September 4, 2012, the Company acquired ECM Plastics, Inc., a privately owned, leading plastics compounder located in Worcester, Massachusetts. ECM Plastics, Inc. provides custom color matching, specialty additive formulations and plastic compounding based on a broad range of thermoplastic resins for a variety of specification-driven markets. ECM Plastics, Inc.'s advanced color development technology ensures consistent critical color matching and high-performance results for applications in consumer goods, cosmetics packaging, coated fabrics, optical products, electronics, bioplastics, geotextiles, sporting goods, toys and novelties, wire and cable products, aerospace components, and medical devices. The one-facility company employs approximately 140 people. ECM Plastics, Inc. adds to the Company's existing expertise in custom color matching, higher-value compounding and specialty additive formulations, which makes it a strategic fit as the Company continues to focus on niche products. The Company expects ECM Plastics, Inc. will provide strong synergies when combined with our current masterbatch and engineered plastics product families allowing us to strengthen our position for long-term profitable growth in the United States.

Product Families

Through fiscal 2012, the Company operated primarily in four product families: (1) masterbatch, (2) engineered plastics, (3) specialty powders and (4) distribution services. In addition to compounded products, the Company also offers tolling/producer services in the specialty powders and masterbatch product families, where the Company processes material provided and owned by customers to produce specialized compounds and powders.

In August 2012, the Company conducted an extensive evaluation of its three regional segments, specifically focused on each region's masterbatch product family. As a result of this evaluation, the Company realigned its regional masterbatch product family to put greater focus on its growth opportunities. Therefore, within each regional segment, effective September 1, 2012, the masterbatch product family was split into two separate product families, Custom Performance Colors and Masterbatch Solutions.

Masterbatch

Masterbatches (also referred to as "concentrates") are often the key ingredient in a successful application product formula. These highly concentrated compounds are combined with polymer resins by the Company's customers at the point-of-process to provide a material solution that allows our customers to meet needed performance criteria for a given product application.

The Company first began supplying masterbatches through its innovation center in Bornem, Belgium in the early 1960s. Since then, the Company has expanded its presence in masterbatch globally. Recent acquisitions have broadened the Company's product offerings in the high-quality and custom color masterbatch markets, provided capacity, flexibility and efficiency to advance growth in targeted markets, and reduced dependence on large volume, commodity automotive applications. The Company's manufacturing and innovation facilities, such as Polynnova, are strategically positioned around the world to ensure that orders are shipped within specification and on time. The primary innovation centers are in Bornem, Belgium and San Luis Potosi, Mexico.

The masterbatch product portfolio, which is designed to improve the performance, appearance, and processing of plastics for the intended application, includes:

- Polybatch® Additive Compounds for Film and Molding
- Polyblak® Carbon Black Color Concentrates
- Polywhite® White Color Concentrates
- Polypet® Additive Compounds for polyester resins
- Polypearl® Additive Compounds for special pearl effects
- Polystat® Antistatic Concentrates
- Papermatch® Masterbatch for the production of synthetic paper
- Polycolor® Custom Color Concentrates for Film and Molding
- Polyfresh® Absorptive Concentrate to reduce odors

Additive solutions are available to enhance performance properties including but not limited to: antibacterial, ultra-violet ("UV"), anti-static, barrier (optimal heat and light transmittance), antioxidants (protection of foods) and processing (foaming agents, slip, process aids, release agents, and antiblocking). The Company's offering of colorant solutions is also expansive, including a wide spectrum of standard and customized colors, as well as special effects including but not limited to: metallics, pearlescent (shimmer), thermochromic (heat sensitive), photochromic (light sensitive), fluorescent, phosphorescent (glow-in-the-dark) and interference (color shift) technologies. In many instances the Company's products are designed to deliver one or more of these attributes to meet customer needs.

Film and packaging applications continue to be a primary focus for these products. The Company's film additives for food packaging are internationally renowned for their performance and cost benefits, and are commonly used in biaxially oriented films which are critical for protective packaging of shelf ready foods, snack foods, candy, as well as various consumer products and industrial applications. The Company's color concentrates excel in these markets as well, where they are a trusted source for the world's largest consumer product companies, providing aesthetic solutions for a wide range of bottles, caps and closures. The Company also provides solutions for agriculture films, offering additives that provide UV control, barrier, and anti-fog solutions among others.

Many of the Company's masterbatch product offerings contain proprietary technology that plays a key role in providing application solutions that have a reduced impact on the environment. The Company's technical team works with customers to design and develop products that minimize the use of plastics and, depending on application, can incorporate the use of either recycled plastics or renewable-based polymers to assist customers in meeting their sustainability goals. The Company continues to advance its pigment and additive technologies to support its customer development of more sustainable solutions from packaging to durable goods.

Engineered Plastics

Engineered plastics provide unique performance characteristics by combining high-performance polymer resins with various modifiers, reinforcements, additives and pigments, which result in a compound tailored to meet stringent customer specifications for durable applications. The Company's products are often developed to replace metal and other specialty polymeric materials.

The Company's engineered plastics products typically comprise 100% of the plastics material used by its customers in their end products. The Company began formulating a variety of compounds in the early 1950s, meeting the needs of a newly forming plastics industry. Today, the Company is a leader in multi-component blends that include polyolefins, nylons, polyesters, elastomers, ionomers, acrylonitrile butadiene styrene ("ABS"), polyvinyl chloride ("PVC") and highly customized cross-linked resins. In addition to its breadth of experience in plastics resins, the Company has tremendous depth of formulating know-how with fiber reinforcements, such as glass and carbon, nano-reinforcements, flame retardants, impact modifiers, and UV stabilization.

The result of this innovation forms a pipeline of products being produced in A. Schulman facilities around the world. The Company offers an extensive portfolio based on a variety of polymers within the engineered plastics product family, allowing customers to tailor solutions that meet their exact performance needs. The following products focus on the ability to develop enhanced polymer solutions:

- Invision® — Thermoplastic Elastomers and Vulcanizates
- Schulamid® — Filled and Unfilled Nylon Compounds
- Schuladur® — Filled and Unfilled PBT Compounds
- Schulablend M/MK® — Nylon/ABS Alloys
- Formion® — Formulated Ionomer Compounds
- Clarix® — Thermoplastic Ionomer Resins
- Polyflam® — Flame-Retardant Thermoplastic Compounds and Concentrates
- Polyfort® — Polypropylene, Polyethylene, EVA Compounds
- Polytrope® — Thermoplastic Olefins
- Polyvin® — Flexible Thermoplastic PVC Compounds
- Schulform® — Filled and Unfilled Acetal Compounds
- Polyman® — ABS Compounds and Alloys
- Agrisplas® — Renewable Natural Fiber-Filled Thermoplastics

The engineered plastics product family uses its state-of-the-art innovation centers, such as A. Schulman Academy, to drive technology and innovation. The primary innovation centers are in Kerpen, Germany, Akron, Ohio, and San Luis Potosi, Mexico. These centers are highly focused on developing niche solutions that meet the needs of existing and developing markets.

The Company's engineered plastics product family supplies numerous markets and applications. Consumer products and industrial applications are core markets in durable goods where continued growth is planned, including such applications as industrial packaging, appliances, electrical connectors, power tools, recreational items, and lawn and garden equipment. The Company also supplies materials to major, high-end, or specified automotive applications, working closely with major global manufacturers. In recent years, the Company refocused its commercial and technical efforts to the specialized, high-performance automotive applications, such as under-hood components, electrical connectors and interior components.

Specialty Powders

The Company supplies customers in the rotational molding market, while utilizing its compounding expertise and global footprint to add value in specialty powders (which includes custom size reduction service applications such as powder coating, cosmetic applications and additive manufacturing/3D printing). Rotational molding produces plastic products by melting custom-sized plastic powder in molds that are heated in an oven while being rotated. The melting resin adheres to the hot mold and evenly coats the mold's surface. This process offers design advantages over other molding processes, such as injection molding, especially for the production of larger, hollow products, because assembly of multiple parts is unnecessary, consistent wall thickness in the finished product can be maintained, generally tooling is less expensive, and molds do not need to be designed to withstand the high pressures inherent in other forms of molding processes. Specialty powders products for the rotational molding market include compounded resin powders for rotationally-molded products, such as gas and storage tanks, kayaks, playground slides, and other large applications.

Size reduction, or grinding, is a major component of the Company's specialty powders product family and is a specialized process whereby polymer resins produced by chemical manufacturers in pellet form are reduced to a specified powder size and form, depending on the customer's specifications. The majority of the Company's size reduction services involve ambient grinding, a mechanical attrition milling process suitable for products which do not require ultrafine particle size and are not highly heat sensitive. The Company also provides jet milling services used for products requiring very fine particle size such as additives for printing ink, adhesives, waxes and cosmetics. Jet milling uses high velocity compressed air to reduce materials to sizes between 0.5 and 150 microns. For materials with specific thermal characteristics (such as heat sensitive materials) or which are soft and difficult to manage, the Company provides cryogenic milling services, which use liquid nitrogen to chill materials to extremely low temperatures to enable grinding and classification. The Company's cryogenic capabilities are very unique in the grinding industry and gives the Company a competitive advantage that customers desire.

The specialty powders product family includes a broad product portfolio of base resins, custom colors, and proprietary cross-linked polyethylene formulations including:

- Icorene® — Compound powders offered in custom colors and specialty effects
- Polyaxis® — Compounds developed specifically for the rotational molding process
- Schulink® — Cross-linkable resin used in rotational molding
- Superlinear® — Material offers impact, stiffness and high heat-distortion temperatures

Distribution Services

As a distributor, the Company works with leading global polymer producers to assist in servicing a market segment that is either not easily accessible to these producers, or does not fit into these producers' core customer segment or supply chain. As a merchant, the Company buys, repackages into A. Schulman labeled packaging, and resells producer grade polymers to our customers, providing sales, marketing and technical services where required.

A. Schulman leverages its global supply relationships to fill customer needs around the world through a variety of olefinic and non-olefinic resins, as well as selected styrenics and engineering plastics. This consumption of large quantities of base resins also helps support the customers of the engineered plastics and masterbatch product families by providing purchasing leverage to help keep costs down and providing uninterrupted convenient access to bulk resin supplies to customers.

The Company's distribution services offerings include polymers for all processing types, including injection molding, blow molding, thermoforming and film and sheet extruding. Offering various compliant grades, the Company has products that meet the most stringent of needs while allowing customers to maximize their cost-to-performance ratio. Most grades can be supplied in carton, bulk truck and rail car quantities, thus helping customers manage inventory levels and their working capital. The Company's products are supplied into every major market segment.

Non Wholly-owned Subsidiaries

A. Schulman International, Inc. is a wholly-owned subsidiary which owns a 65% interest in PT. A. Schulman Plastics, Indonesia, an Indonesian joint venture. This joint venture has a manufacturing facility in Surabaya, Indonesia. The remaining 35% interest in this joint venture is owned by P.T. Prima Polycon Indah.

A. Schulman International, Inc. also owns a 51% interest in Surplast S.A., an Argentinean venture, with Alta Plastica S.A., one of the largest distributors of resins in Argentina. Surplast has one manufacturing facility in Buenos Aires, Argentina focusing on specialty powders.

ASI Investments Holding Co. is a wholly-owned subsidiary which owned a 70% partnership interest in The Sunprene Company, which manufactured a line of PVC thermoplastic elastomers and compounds primarily for the North American automotive market. The other partner was an indirect wholly-owned subsidiary of Mitsubishi Chemical MKV Co., one of the largest chemical companies in Japan. This partnership had two manufacturing lines at the Company's Bellevue, Ohio facility. The Company's partnership with Mitsubishi Chemical MKV Company was dissolved by a vote of the partners effective December 31, 2011. The Company signed a definitive agreement, subsequent to the dissolution of The Sunprene Company, to sell its Bellevue, Ohio facility to the aforementioned partner effective December 1, 2012.

Employee Information

As of August 31, 2012, the Company had approximately 3,100 employees. Approximately 50% of all of the Company's employees are represented by various unions under collective bargaining agreements.

Research and Development

The research and development of new products and the improvement of existing products are important to the Company to continuously improve its product offerings. New product innovation is a term used to describe the new product development process, beginning with the generation of new innovative ideas through their development into new products which we will commercialize into the market. The Company has a team of individuals with varied backgrounds to lead its new product innovation, putting an aggressive global focus on the Company's research and development activities. New product innovation is a key component of the Company's organic growth strategy.

Research and development related expenses totaled $7.8 million, $8.9 million and $7.9 million in fiscal years 2012, 2011 and 2010, respectively. This includes research and development expenditures in accordance with U.S. generally accepted accounting principles of $2.7 million, $2.4 million, and $2.0 million in fiscal years 2012, 2011, and 2010, respectively, as well as certain additional activities performed by manufacturing facilities, innovation centers, and application and analytical laboratories that contribute to the enhancement of the Company's current products and processes. The Company continues to invest in research and development activities as management believes it is important to the future of the Company.

The Company intends to focus on its organic growth strategy through the use of its Growth Playbook which is aimed at increasing the Company's ability to leverage new and existing products into new geographic markets; further explore adjacent markets and improve the profitability of the Company's product mix. Creating new and collaborative innovation models are key to the Growth Playbook; therefore, the Company recently introduced two new global innovation centers in Germany and Mexico that will create faster, focused solutions for customers and partners. Expanding these critical relationships will help align the Company's global technology and product development efforts with the current requirements and emerging needs of its customers and end-markets.

The Company utilizes a stage gate process globally for new product and technology development initiatives. A stage gate development process is internationally recognized as the most effective and efficient method to conduct new product development. The stage gate method is a development process that manages risk in new product development, so the Company's valuable resources of people and capital are invested to improve the success rate and accelerate the time to market for the Company's products. The stage gate process can be thought of as a blueprint that maps out the development process and helps to manage risk by the use of gate reviews at critical investment points in the project. Gate reviews ensure that only those projects with the highest probability of success are afforded investment resources during the product development process.

Compliance with Environmental Regulations

Management believes that the Company is in compliance with national, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, and such compliance activity does not currently have a material effect upon the capital expenditures, results of operations, financial position or competitive position of the Company.

Dependence on Customers

During the year ended August 31, 2012, the Company's five largest customers accounted in the aggregate for less than 10% of total sales. In management's opinion, the Company is not dependent upon any single customer and the loss of any one customer would not have a materially adverse effect on the Company's business.

Availability of Raw Materials

The raw materials required by the Company are usually available from major plastic resin producers or other suppliers. The Company does not distinguish between raw materials and finished goods because numerous products that can be sold as finished goods are also used as raw materials in the production of other inventory items. The principal types of plastic resins used in the manufacture of the Company's proprietary plastic compounds are polypropylene, polyethylene, polystyrene, nylon, ABS, polyurethane and PVC. For additional information on the availability of raw materials, see ITEM 1A, RISK FACTORS, *Shortages or price increases of raw materials and energy costs could adversely affect operating results and financial condition*, of this Annual Report on Form 10-K.

Working Capital Practices

The nature of the Company's business does not require significant amounts of inventories to be held to meet rapid delivery requirements of its products or services or ensure the Company of a continuous allotment of goods from suppliers. The Company's manufacturing processes are generally performed with a short response time. The Company does not generally offer extended payment terms to its customers. The Company employs quality assurance practices that minimize customer returns; however, the Company generally allows its customers to return merchandise for failure to meet pre-agreed quality standards or specifications. For additional information relating to the Company's working capital items, see ITEM 7, MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, of this Annual Report on Form 10-K.

Competition

The Company's business is highly competitive. The Company competes with producers of basic plastic resins, many of which also operate compounding plants, as well as other independent plastic compounders. The producers of basic plastic resins generally are large producers of petroleum and chemicals, which are much larger than the Company and have greater financial resources. Some of these producers compete with the Company principally in such competitors' own respective local market areas, while other producers compete with the Company on a global basis.

The Company also competes with other merchants and distributors of plastic resins and other products. Limited information is available to the Company as to the extent of its competitors' sales and earnings in respect of these activities, but management believes that the Company has only a small fraction of the total market.

The principal methods of competition in plastics manufacturing are innovation, application and processing know-how, price, availability of inventory, quality and service. The principal methods of competition for merchant and distribution activities are price, availability of inventory and service. Management believes it has strong financial capabilities, excellent supplier relationships and the ability to provide quality plastic compounds at competitive prices.

Intellectual Property

The Company uses various trademarks and tradenames in its business. These trademarks and tradenames protect names of certain of the Company's products and are significant to the extent they provide a certain amount of goodwill and name recognition in the industry. The Company also holds patents in various parts of the world for certain of its products. Additionally, the Company utilizes proprietary formulas in its product manufacturing and benefits from intangible assets acquired through acquisitions. Collectively, the Company's intellectual property, including other intangible assets, contribute to profitability.

International Operations

The Company has facilities and offices positioned throughout the world. Financial information related to the Company's geographic areas for the three year period ended August 31, 2012 appears in Note 13 to the consolidated financial statements in ITEM 8, FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, of this Annual Report on Form 10-K and is incorporated herein by reference. For additional information regarding the risks attendant to the Company's foreign operations, see ITEM 1A, RISK FACTORS, and ITEM 7A, QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK, of this Annual Report on Form 10-K.

Executive Officers of the Company

The age, business experience during the past five years and offices held by each of the Company's executive officers are reported below. The Company's Amended and Restated By-Laws provide that officers shall hold office until their successors are elected and qualified.

Joseph M. Gingo: Age 67; President and Chief Executive Officer of the Company since January 2008. Previously, Mr. Gingo served as Executive Vice President, Quality Systems and Chief Technical Officer for The Goodyear Tire & Rubber Company since 2003. Prior to that, Mr. Gingo held numerous leadership roles in both technology and business positions in his 41 year tenure at The Goodyear Tire & Rubber Company.

Joseph J. Levanduski: Age 50; Vice President, Chief Financial Officer and Treasurer of the Company since June 2011. Previously, Mr. Levanduski was with Hawk Corporation for approximately 15 years where he held various financial roles before becoming Senior Vice President and Chief Financial Officer.

Derek Bristow: Age 52; General Manager and Chief Operating Officer – APAC since September 2010. Mr. Bristow formerly was General Manager, of ICO Australasia, for ICO, Inc., which was acquired by the Company on April 30, 2010. Mr. Bristow had been with ICO, Inc. since 1998, serving in a variety of management positions.

John B. Broerman: Age 54; Vice President and Chief Information Officer since November 2010. Prior to joining the Company in April 2005, Mr. Broerman held various IT and logistics management positions at Cole National, American Greetings and Arthur Andersen.

Donald B. McMillan: Age 52; Chief Accounting Officer and Corporate Controller since April 2011. Mr. McMillan has served as Corporate Controller since April 2006 and held various financial positions since joining the Company in 1996.

Gary A. Miller: Age 66; Vice President Global Supply Chain and Chief Procurement Officer of the Company since April 2008. Previously, Mr. Miller served as Vice President and Chief Procurement Officer for The Goodyear Tire & Rubber Company since 1992.

David C. Minc: Age 63; Vice President, Chief Legal Officer and Secretary of the Company since May 2008. Previously, Mr. Minc served as General Counsel, Americas, for Flexsys America L.P. since 1996.

Patricia M. Mishic: Age 47; Vice President and Chief Marketing Officer of the Company since January 2012. Previously, Ms. Mishic served as Global Director of Marketing Excellence for Dow Chemical Company's Performance Materials and Performance Plastics divisions and held a variety of global business development, marketing and business management positions since 2000.

Gustavo Perez: Age 48; General Manager and Chief Operating Officer – Americas since August 2010. Since 2008, Mr. Perez was General Manager, Masterbatch for the Company's North America operations. Previously, he was General Manager of Mexico and prior to that position, he was Associate General Manager since 2000. Mr. Perez joined the Company in 1995 as a Finance Manager of the Mexican subsidiary.

Bernard Rzepka: Age 52; General Manager and Chief Operating Officer – EMEA since September 1, 2008. Mr. Rzepka has been with the Company since 1993, serving in a variety of technology and commercial management positions.

Kim L. Whiteman: Age 55; Vice President, Global Human Resources of the Company since June 2009. Previously, Mr. Whiteman held various human resource management roles at The Goodyear Tire and Rubber Company since 1979.

Available Information

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with these requirements, files annual, quarterly and other reports, as well as proxy statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business and financial results. Investors may inspect a copy of such reports, proxy statements and other information the Company files with the Commission, without charge, at the Commission's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company's filings are also available to the public at the Commission's website at http://www.sec.gov.

The Company's internet address is www.aschulman.com. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, together with any amendments to those reports filed or furnished pursuant to the Exchange Act, will be made available free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the Commission.

ITEM 1A. RISK FACTORS

The following are certain risk factors that could materially and adversely affect our business, results of operations, cash flows and/or financial condition. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this

Annual Report on Form 10-K because these factors could cause our actual results or financial condition to differ materially from those projected in forward-looking statements. The risks that are discussed below are not the only ones we face. If any of the following risks occur, our business, results of operations, cash flows and/or financial condition could be negatively affected.

Risks Relating to Economic and Market Conditions

Our sales, profitability, operating results and cash flows are sensitive to global economic conditions, financial markets and cyclicality, and could be adversely affected during economic downturns or financial market instability.

The business of our customers can be cyclical in nature and sensitive to changes in general economic conditions. Deterioration in our customers' financial position can adversely affect our sales and profitability. Historically, downturns in general economic conditions have resulted in diminished product demand, excess manufacturing capacity and lower average selling prices, and we may experience similar problems in the future. Recent global economic conditions have caused, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and fluctuations in equity and currency values worldwide, and concerns that the worldwide economy may enter into a prolonged recessionary or slow growth period, each of which may materially adversely affect our customers' access to capital. Turbulent global economic conditions, even without a sustained downturn, may limit our customers' access to capital or otherwise impair their creditworthiness, which could inhibit their ability to purchase our products or affect their ability to pay for products that they have already purchased from us. Such challenges can affect our ability to collect customer receivables on the intended terms and amounts. In addition, downturns in our customers' industries, even during periods of strong general economic conditions, could adversely affect our sales, profitability, operating results and cash flows.

Although no one customer currently accounts for a significant portion of our sales, we are exposed to certain industries such as automotive, appliances and construction. Economic challenges which more acutely affect such particular industries may directly reduce demand for our products by customers within such industries. Bankruptcies by major original equipment manufacturers (OEM) could have a cascading effect on a group of our customers who supply to OEMs, directly affecting their ability to pay.

Similar to our customers' situation, turbulent global economic conditions, even without a sustained downturn, may materially adversely affect our suppliers' access to capital and liquidity with which they maintain their inventories, production levels and product quality, causing them to raise prices or lower production levels. An increase in prices could adversely affect our profitability, operating results and cash flows.

The future of the global economic and financial condition is difficult to forecast and mitigate, and therefore the impact on our operating results for a particular period is difficult to predict. Any of the foregoing effects could have a material adverse effect on our business, results of operations and cash flows.

Negative global financial or credit market conditions may significantly affect our access to capital, cost of capital and ability to meet liquidity needs.

Unstable conditions in the financial or credit markets or sustained poor financial performance may adversely impact our ability to access credit already arranged and the availability and cost of credit to us in the future. A volatile credit market may limit our ability to replace maturing credit facilities and access the capital necessary to grow and maintain our business. Accordingly, we may be required to enter into credit agreements that have terms that we do not prefer, which could require us to pay unattractive interest rates. This could increase our interest expense, decrease our profitability and significantly reduce our financial flexibility. There can be no assurances that government responses to disruptions in the financial markets will stabilize markets or increase liquidity and the availability of credit. Long term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until markets stabilize or until alternative credit arrangements or other funding sources can be arranged. Such measures could include deferring, eliminating or reducing capital expenditures, dividends, share repurchases or other discretionary uses of cash. Overall, our results of operations, financial condition and cash flows could be materially adversely affected by disruptions in the credit markets.

Shortages or price increases of raw materials and energy costs could adversely affect operating results and financial condition.

We purchase various plastic resins to produce our proprietary plastic compounds. These resins, derived from petroleum or natural gas, have on occasion been subject to periods of short supply as well as rapid and significant movements in price. These fluctuations in supply and price may be caused or intensified by a number of factors, including inclement weather, political instability or hostilities in oil-producing countries, other force majeure events affecting the production facilities of our suppliers, and more general supply and demand changes. We may not be able to obtain sufficient raw materials or pass on increases in the prices of raw materials and energy to our customers. Such shortages or higher petroleum or natural gas costs could lead to declining margins, operating results and financial conditions.

An unanticipated increase in demand may result in the inability to meet customer needs and loss of sales.

If we experience an unforeseen increase in demand, we may have difficulty meeting our supply obligations to our customers due to limited capacity or delays from our suppliers. We may lose sales as a result of not meeting the demands of our customers in the timeline required and our results of operations may be adversely affected. We may be required to change suppliers or may need to outsource our operations where possible and, if so, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with our high quality standards and with all applicable regulations and guidelines.

The occurrence or threat of extraordinary events, including natural disasters, political disruptions, domestic and international terrorist attacks and acts of war, could significantly decrease demand for our products.

Extraordinary events, including natural disasters, political disruptions, domestic and international terrorist attacks and acts of war could adversely affect the economy generally, our business and operations specifically, and the demand for our products. The occurrence of extraordinary events cannot be predicted and their occurrence could adversely affect our results.

Risks Related to Our Business

Our substantial international operations subject us to risks of doing business in foreign countries, which could adversely affect our business, financial condition and results of operations.

We conduct a majority of our business outside of the United States. We expect sales from international markets to continue to represent a significant portion of our net sales. Accordingly, our business is subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent in international operations include, but are not limited to, the following:

- fluctuations in exchange rates may affect product demand and profitability due to volatility in U.S. dollars of products and services we provide in international markets where payment for our products and services is made in the local currency;
- potential disruption that could be caused with the partial or complete reconfiguration of the European Union;
- intellectual property rights may be more difficult to enforce;
- foreign countries may impose additional withholding taxes or otherwise tax our foreign income, or adopt other restrictions on foreign trade or investment, including currency exchange controls;
- unexpected adverse changes in foreign laws or regulatory requirements may occur;
- agreements may be difficult to enforce and receivables difficult to collect;
- compliance with a variety of foreign laws and regulations may be burdensome;
- unexpected adverse changes may occur in export duties, quotas and tariffs and difficulties in obtaining export licenses;
- general economic conditions in the countries in which we operate could have an adverse effect on our earnings from operations in those countries;
- foreign operations may experience staffing difficulties and labor disputes;
- foreign governments may nationalize private enterprises;
- foreign governments may enact tax law changes to increase revenue;

- our business and profitability in a particular country could be affected by political or economic repercussions on a domestic, country specific or global level from terrorist activities and the response to such activities; and

- unanticipated events, such as geopolitical changes, which could result in a write-down of our international investments.

Our continued success as a global supplier will depend, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions by developing, implementing and maintaining policies and strategies that are effective in each location where we and our joint ventures do business.

Although the majority of our international business operations are currently in regions where the risk level and established legal systems are considered reasonable, our international business also includes projects in countries where governmental corruption has been known to exist. We emphasize compliance with the law and have policies, procedures and certain ongoing training of employees with regard to business ethics and key legal requirements such as the U.S. Foreign Corrupt Practices Act ("FCPA"); however, there can be no certain assurances that our employees or outside agents will adhere to our code of business conduct, other internal policies or the FCPA. Additionally, in such high risk regions, our competitors who may not be subject to U.S. laws and regulations, such as the FCPA, can gain competitive advantages over us by securing business awards, licenses or other preferential treatment in those jurisdictions using methods that U.S. law and regulations prohibit us from using. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence. If we fail to enforce our policies and procedures properly or maintain internal accounting practices to accurately record our international transactions, we may be subject to regulatory sanctions. Violations of these laws could result in significant monetary or criminal penalties for potential violations of the FCPA or other laws or regulations which, in turn, could negatively affect our results of operations, financial position, cash flows, damage our reputation and, therefore, our ability to do business.

Our manufacturing operations are subject to hazards and other risks associated with polymer processing production and the related storage and transportation of inventories, products and wastes.

Our manufacturing operations are subject to the potential hazards and risks associated with polymer production and the related storage and transportation of inventories and wastes, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other risks. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination. In addition, the occurrence of material operating problems at our facilities due to any of these hazards may diminish our ability to meet our output goals. These hazards, and their consequences, could have a material adverse effect on our operations as a whole, including our results of operations and cash flows, both during and after the period of operational difficulties.

We face competition from other polymer companies, which could adversely affect our sales and financial condition.

We operate in a highly competitive industry, competing against a number of domestic and foreign polymer producers on a variety of key criteria, including product performance and quality, product price, pricing strategies, product availability and security of supply, responsiveness of product development in cooperation with customers and customer service. Some of our competitors are larger than we are and may have greater financial resources. These competitors may also be able to maintain significantly greater operating and financial flexibility than we do. As a result, these competitors may be better able to withstand changes in conditions within our industry, changes in the prices of raw materials and energy and in general economic conditions. Additionally, competitors' pricing decisions could compel us to decrease our prices, which could adversely affect our margins and profitability. Our ability to maintain or increase our profitability is, and will continue to be, dependent upon our ability to offset decreases in the prices and margins of our products by improving production efficiency and volume, shifting to higher margin products and improving existing products through innovation and research and development. If we are unable to do so or to otherwise maintain our competitive position, we could lose market share to our competitors.

We expect that our competitors will continue to develop and introduce new and enhanced products, which could cause a decline in the market acceptance of our products. In addition, our competitors could cause a reduction in the selling prices of some of our products as a result of intensified price competition. Competitive pressures can also result in the loss of major customers. An inability to compete successfully could have an adverse effect on our results of operations, financial condition and cash flows. We may also experience increased competition from companies that offer products based on alternative technologies and processes that may be more competitive or better in price or performance, causing us to lose customers which would result in a decline in our sales volume and earnings.

We are dependent upon good relationships with our various suppliers, vendors and distributors.

We rely upon good relationships with a number of different suppliers, vendors and distributors. If our relationships with these parties were to deteriorate or if a number of these parties should elect to discontinue doing business with us, our business operations could be adversely affected.

If we fail to develop and commercialize new products, our business operations would be adversely affected.

Successful development and commercialization of new products is a key driver in our anticipated growth plans. Also, on an ongoing basis a certain portion of our products slowly become obsolete and, therefore, new products are necessary to maintain current volumes. The development and commercialization of new products requires significant investments in research and development, production, and marketing. The successful production and commercialization of these products is uncertain as is the acceptance of the new products in the marketplace. If we fail to successfully develop and commercialize new products, or if customers decline to purchase the new products, we will not be able to recover our development investment and the growth prospects and overall demand for our products will be adversely affected.

Increased indebtedness could restrict growth and adversely affect our financial health.

As of August 31, 2012, our debt on a consolidated basis was $209.9 million. A significant increase in the level of indebtedness could have significant consequences. For example, it could:

- limit our ability to satisfy current debt obligations;
- increase interest expense due to the change in interest rates and increase in debt levels;
- require us to dedicate a significant portion of cash flow to repay principal and pay interest on the debt, reducing the amount of funds that would be available to finance operations and other business activities;
- impair our ability to obtain financing in the future for working capital, capital expenditures, research and development, or acquisitions;
- make us vulnerable to economic downturns or adverse developments in our business or markets; and
- place us at a competitive disadvantage compared to competitors with less debt.

We expect to pay expenses and to pay principal and interest on current and future debt from cash provided by operating activities. Therefore, our ability to meet these payment obligations will depend on future financial performance and regional cash availability, which is subject in part to numerous economic, business and financial factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay expansion plans and capital expenditures, limit payment of dividends, sell material assets or operations, obtain additional capital or restructure our debt.

An impairment of goodwill would negatively impact our financial results.

At least annually, we perform an impairment test for goodwill. Under current accounting guidance, if the carrying value of goodwill exceeds the estimated fair value, impairment is deemed to have occurred and the carrying value of goodwill is written down to fair value with a charge against earnings. Accordingly, any determination requiring the write-off of a significant portion of goodwill could negatively impact the Company's results of operations.

We may not have adequate or cost-effective liquidity or capital resources.

We require cash or committed liquidity facilities for business purposes, such as funding our ongoing working capital, acquisition, and capital expenditure needs, as well as to make interest payments on and to refinance indebtedness and pay taxes. As of August 31, 2012, we had cash and cash equivalents of $124.0 million. In addition, we currently have access to committed credit lines of $348.1 million, with $225.1 million available as of August 31, 2012. Our ability to satisfy our cash needs depends on our ability to generate cash from operations and to access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

We may, in the future, need to access the financial markets to satisfy our cash needs. Our ability to obtain external financing is affected by various factors including general financial market conditions and our debt ratings. While, thus far, uncertainties in global credit markets have not significantly affected our access to capital, future financing could be difficult or more expensive. Further, any increase in our level of debt, change in status of our debt from unsecured to secured debt, or deterioration of our operating results may impact our ability to obtain favorable financing terms. Any tightening of credit availability could impair our ability to obtain additional financing or renew existing credit facilities on acceptable terms. Under the terms of any external financing, we may incur higher than expected financing expenses and become subject to additional restrictions and covenants. Our lack of access to cost-effective capital resources, an increase in our financing costs, or a breach of debt instrument covenants could have a material adverse effect on our business.

If we are unable to retain key personnel or attract new skilled personnel, it could have an adverse effect on our business.

The unanticipated departure of any key member of our management team or employee base could have an adverse effect on our business. In addition, because of the specialized and technical nature of our business, our future performance is dependent on the continued service of, and on our ability to attract and retain, qualified management, scientific, technical, marketing and support personnel. Competition for such personnel is intense, and we may be unable to continue to attract or retain such personnel.

Our business depends upon good relations with our employees.

We may experience difficulties in maintaining appropriate relations with unions and employees in certain locations. About 50% of our employees are represented by labor unions. In addition, problems or changes affecting employees in certain locations may affect relations with our employees at other locations. The risk of labor disputes, work stoppages or other disruptions in production could adversely affect us. If we cannot successfully negotiate or renegotiate collective bargaining agreements, or if negotiations take an excessive amount of time, there may be a heightened risk of a prolonged work stoppage. Work stoppages may be caused by the inability of national unions and the governments of countries that the Company operates in from reaching agreement, and are outside the control of the Company. Any work stoppage could have a material adverse effect on the productivity and profitability of a manufacturing facility or on our operations as a whole.

A major failure of our information systems could harm our business.

We currently depend upon numerous local and several regionally integrated information systems to process orders, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis, maintain cost-efficient operations, prepare financial information and reports, and operate our website. We are also in the process of migrating to an integrated global ERP system to help harmonize common business practices and improve operational efficiency. We may experience operating problems with our information systems as a result of system failures, viruses, computer "hackers" or other causes. Any significant disruption or slowdown of our current systems or our future integrated global ERP system could disrupt the flow of operational information, cause orders to be lost or delayed and could damage our reputation with our customers or cause our customers to cancel orders, any of which could adversely affect our results of operations.

Other increases in operating costs could affect our profitability.

Scheduled or unscheduled maintenance programs could cause significant production outages, higher costs and/or reduced production capacity at our suppliers due to the industry in which they operate. These events could also affect our future profitability.

Although our pension and postretirement plans currently meet all applicable minimum funding requirements, events could occur that would require us to make significant contributions to the plans and reduce the cash available for our business.

We have several defined benefit pension and postretirement plans around the world in which a substantial portion of our employees participate in. We are required to make cash contributions to our pension plans to the extent necessary to comply with minimum funding requirements imposed by the various countries' benefit and tax laws. The amount of any such required contributions will be determined annually based on an actuarial valuation of the plans as performed by our outside actuaries and as required by law. The amount we may elect or be required to contribute to our pension plans in the future may increase significantly. Specifically, if year-end accumulated obligations exceed assets, we may elect to make a voluntary contribution, over and above the minimum required. These contributions could be substantial and would reduce the cash available for our business.

Increasing cost of employee healthcare may decrease our profitability.

The cost of providing healthcare coverage for our employees is a significant operating cost for the Company. If healthcare costs increase at a rapid pace, we may not be able to or willing to pass on those costs to employees. Therefore, if we are unable to offset rising healthcare costs through improved operating efficiencies and reduced expenditures, the increased costs of employee healthcare may result in declining margins and operating results.

Risks Associated with Acquisitions and Restructuring Initiatives

The inability to achieve, delays in achieving or achievement of less than the anticipated financial benefit from initiatives related to cost reductions and improving efficiencies could adversely affect our profitability.

We have announced multiple major plans and initiatives that are expected to reduce costs and improve efficiencies. We could be unable to achieve, or may be delayed in achieving, some or all of the benefits from such initiatives because of limited resources or uncontrollable economic conditions. If these initiatives are not as successful as planned, the result could negatively impact our results of operations or financial condition. Additionally, even if we achieve these goals, we may not receive the expected benefits of the initiatives, or the costs of implementing these initiatives could exceed the related benefits.

We may incur significant charges in the event we close or relocate all or part of a manufacturing facility.

We periodically assess our manufacturing operations in order to manufacture and distribute our products in the most efficient manner. Based on our assessments, we may make capital improvements to modernize certain units, move manufacturing or distribution capabilities from one facility to another facility, discontinue manufacturing or distributing certain products or close all or part of a manufacturing facility. We also have shared services agreements at several of our facilities and if such agreements are terminated or revised, we would assess and potentially adjust our manufacturing operations. The closure or relocation of all or part of a manufacturing facility could create unintended challenges with production quality and result in future charges which could be significant.

We may experience delays or other challenges in completing intended acquisitions and new ventures, particularly those in foreign jurisdictions.

We may acquire other businesses or form new ventures intended to complement or expand our business, both in the U.S. and in foreign jurisdictions. We may experience delays and other challenges in completing such acquisitions and ventures within our anticipated time frames which are difficult to predict, particularly in foreign jurisdictions. If such acquisitions or ventures are not completed within anticipated time frames, or are not completed successfully, our results of operations and financial condition could be adversely affected.

We may experience difficulties in integrating acquired businesses, or acquisitions may not otherwise perform as expected.

We may acquire other businesses intended to complement or expand our business. The successful integration of these acquisitions will depend on our ability to manage the operations and personnel of the acquired businesses. We may encounter obstacles when incorporating the acquired operations into our operations and management and achieving intended levels of manufacturing quality. The acquired operations may not otherwise perform or provide the results expected when we first entered into the transaction. We may not achieve anticipated results in developing new geographic or product markets. If such acquisitions are not integrated successfully or they do not perform as well as anticipated, our results of operations and financial condition could be adversely affected.

We may fail to realize all of the anticipated benefits of acquisitions, which could reduce our anticipated profitability.

We expect that our acquisitions will result in certain synergies, business opportunities and growth prospects. We, however, may not realize these expected synergies, business opportunities and growth prospects. Integrating operations is complex and requires significant efforts and expenses on the part of both the Company and the acquisitions. Personnel may voluntarily or involuntarily exit the Company because of the acquisitions. Our management team may have its attention diverted while trying to integrate the acquired companies. We may experience increased competition that limits our ability to expand our business. We may not be able to capitalize on expected business opportunities including successfully developing new geographic or product markets or retaining acquired current customers. Our assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. In addition, our growth and operating strategies for acquired businesses may be different from the strategies that the acquired companies pursued. If these factors limit our ability to integrate or operate the acquired companies successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies expected to result from acquisitions, may not be met.

Risks Related to the Legal and Regulatory Environment

Extensive environmental, health and safety laws and regulations impact our operations and assets, and compliance, or lack of compliance, with these regulations could adversely affect our results of operations.

Our operations on and ownership of real property are subject to extensive environmental, health and safety laws and regulations at the national, state and local governmental levels. The nature of our business exposes us to risks of liability under these laws and regulations due to the production, storage, transportation, recycling or disposal and/or sale of materials that can cause contamination or personal injury if they are released into the environment or workplace. Environmental laws may have a significant effect on the costs of these activities involving inventory and wastes. We may incur substantial costs, including fines, damages, criminal or civil sanctions, remediation costs, or experience interruptions in our operations for violations of these laws.

Also, national and state environmental statutes impose strict, and under some circumstances, joint and several liability for the cost of investigations and remedial actions on any company that generated the waste, arranged for disposal of the waste, transported the waste to the disposal site or selected the disposal site, as well as on the owners and operators of these sites. Any or all of the responsible parties may be required to bear all of the costs of clean up, regardless of fault or legality of the waste disposal or ownership of the site, and may also be subject to liability for natural resource damages. It is possible that we could be identified as a potentially responsible party at various sites in the future, which could result in being assessed substantial investigation or clean-up costs.

Accruals for estimated costs, including, among other things, the ranges associated with our accruals for future environmental compliance and remediation may be too low or we may not be able to quantify the potential costs. We may be subject to additional environmental liabilities or potential liabilities that have not yet been identified. We expect that we will continue to be subject to increasingly stringent environmental, health and safety laws and regulations. We believe that compliance with these laws and regulations may, but does not currently, require significant capital expenditures and operating costs, which could adversely affect our results of operations or financial condition.

Our business and financial condition could be adversely affected if we are unable to protect our material trademarks, tradenames and other proprietary information.

We have numerous patents, trade secrets and know-how, domain names, trademarks and tradenames, which are discussed under ITEM 1 of this Annual Report on Form 10-K. Despite our efforts to protect our trademarks, tradenames and other proprietary rights from unauthorized use or disclosure, other parties, including our former employees or consultants, may attempt to disclose, obtain or use our proprietary information or marks without our authorization. Unauthorized use of our trademarks or tradenames, or unauthorized use or disclosure of our other intellectual property, could negatively impact our business and financial condition.

Changes in tax laws could have an adverse impact on our earnings.

Changes to tax laws, rules and regulations, including changes in the interpretation or implementation of tax laws, rules and regulations by the Internal Revenue Service or other domestic or foreign governmental bodies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional compliance costs and tax liabilities which could have an adverse impact on our earnings. Recently, several proposals to reform U.S. tax laws to effectively increase the U.S. taxation of income with respect to foreign operations have been announced. Whether any such initiatives will win Congressional or executive approval and become law is presently unknown; however, if any such initiatives were to become law and apply to our international operations, there could be a material impact on our financial condition and results of operations.

Litigation from customers, employees or others could adversely affect our financial condition.

From time to time, we may be subject to claims or legal action from customers, employees or others. Whether these claims and legal actions are founded or unfounded, if these claims and legal actions are not resolved in our favor, they may result in significant financial liability and/or adversely affect market perception of the Company and our products. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. The Company could also incur costs in connection with defending these possible claims and legal actions.

We may be required to adopt International Financial Reporting Standards (IFRS), or other accounting or financial reporting standards, the ultimate adoption of such standards could negatively impact our business, financial condition or results of operations.

Although not yet required, we could be required to adopt IFRS or other accounting or financial reporting standards different than accounting principles generally accepted in the United States of America for our accounting and reporting standards. The costs of implementation of new standards could unfavorably impact our business, financial condition or results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table indicates the location of each of the Company's manufacturing facilities, the projected annual manufacturing capacity for fiscal 2013 and approximate floor area, including warehouse and office space and the segment that is principally supported by such plants as of August 31, 2012. The following locations are owned or leased by the Company:

Location	Approximate Annual Capacity (lbs.)(1)	Approximate Floor Area (Square Feet)
	(In thousands)	
Akron, Ohio	35,700(2)	105
North Canton, Ohio	4,800	48
Bellevue, Ohio	11,000(3)	165
Allentown, Pennsylvania	29,000	128
Fontana, California	40,000	44
East Chicago, Indiana	65,000	72
Grand Junction, Tennessee	28,000	88
China, Texas	90,000	137
La Porte, Texas	294,000	252
Contagem, Belo Horizonte, Brazil	18,600	24
Americana, São Paulo, Brazil	25,800	37
São Paulo, Brazil	26,500	127
Buenos Aires, Argentina	19,200	42
San Luis Potosi, Mexico	80,800	187
Total Americas Segment	768,400	1,456
Bornem, Belgium	147,100	455
Opglabbeek, Belgium	5,500	22
Givet, France	242,500	241
Beaucaire, France	48,500	75
Montereau, France	50,700	61
Oyonnax, France	4,000	32
Bellignat, France	11,000	70
Kerpen, Germany	154,400	776
Budapest, Hungary	400	46
Gorla Maggiore, Italy	39,800	115
s-Gravendeel, The Netherlands	88,200	168
Nowa Biala, Poland	2,300	49
Gainsborough, United Kingdom	66,100	68
Crumlin Gwent, South Wales, United Kingdom	30,900	111
Astorp, Sweden	6,700	27
Total EMEA Segment	898,100	2,316
Batu Pahat, Malaysia	66,100	62
Brisbane, Australia	10,600	19
Guangdong Province, China	45,400	112
East Java, Indonesia	37,000	136
Total APAC Segment	159,100	329
Total	1,825,600	4,101

The Company considers each of the foregoing facilities to be in good condition and suitable for its purposes. Approximate annual capacity amounts may fluctuate as a result of capital expenditures or lean process initiatives to increase capacity, a shutdown of certain equipment to reduce capacity or permanent changes in mix which could increase or decrease capacity.

(1) The approximate annual capacity for fiscal 2013 set forth in this table is an estimate and is based upon several factors, including the daily and shift operating schedules that are customary in the area where each facility is located. Another factor is the approximate historical mix of specific types of plastic compounds manufactured at each plant. The output of a plant operating at full capacity could produce a greater or lesser quantity (in pounds) depending upon the specific plastic compound being manufactured.

The annual poundage of plastic compounds manufactured does not, in itself, reflect the extent of utilization of the Company's plants or the profitability of the plastic compounds produced.

(2) Akron, Ohio includes two manufacturing facilities.

(3) The approximate annual capacity for the Bellevue facility is 44 million pounds for fiscal 2013; however, the table above only includes capacity until the closing date of the sale of the facility, December 1, 2012.

Public warehouses are used wherever needed to store the Company's products to best service the needs of customers. The number of public warehouses in use varies from time to time. Currently, the Company utilizes approximately 60 warehouses worldwide. The Company believes an adequate supply of suitable public warehouse facilities is available to it.

The Company leases its corporate headquarters, which is located in Akron, Ohio and contains approximately 48,000 square feet. The Company also leases sales and administrative offices in various locations globally.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, the Company is at times subject to pending and threatened legal actions, some for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial position of the Company. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known.

Reserves are established for legal claims only when losses associated with the claims are judged to be probable, and the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not considered probable that a liability has been incurred or not possible to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve would be recognized until that time.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol "SHLM." At October 15, 2012, there were 612 holders of record of the Company's common stock. This figure does not include beneficial owners who hold shares in nominee name. The closing stock price on October 15, 2012 was $23.34.

The quarterly high and low closing stock prices for fiscal 2012 and 2011 are presented in the table below:

Common stock price range	Fiscal 2012 High - Low	Fiscal 2011 High - Low
1st Quarter	$22.37 - 16.47	$ 22.31 - 19.23
2nd Quarter	$27.48 - 20.43	$ 23.30 - 20.31
3rd Quarter	$27.86 - 21.25	$ 25.57 - 21.88
4th Quarter	$24.53 - 17.97	$ 25.92 - 16.51

The quarterly cash dividends declared for fiscal 2012 and 2011 are presented in the table below:

Cash dividends per share	Fiscal 2012	Fiscal 2011
1st Quarter	$0.170	$0.155
2nd Quarter	0.170	0.155
3rd Quarter	0.190	0.155
4th Quarter	0.190	0.155
Total	$0.720	$0.620

On April 1, 2011, the Board of Directors approved a three-year share repurchase program under which the Company is authorized to repurchase up to $100 million of its common stock in the open market or in privately negotiated transactions, subject to market and other conditions ("2011 Repurchase Program"). As part of this program, the Company initiated a one-year plan to acquire $30 million of its common stock through a 10b5-1 plan effective on May 12, 2011, which was fulfilled as of October 10, 2011. Additionally, effective November 28, 2011, the Company entered into a new 18-month plan to acquire $30 million of its common stock through the established 10b5-1 plan, which was increased to $70 million in the fourth quarter of fiscal 2012.

In total, the Company repurchased approximately 1.5 million shares of its common stock in fiscal 2012 at an average price of $18.26 per share for a total cost of $26.8 million.

The Company's purchases of its common stock under the 2011 Repurchase Program during the fourth quarter of fiscal 2012 were as follows:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced plans or programs	Maximum dollar value of shares that may yet be purchased under the plans or programs
Beginning shares available				$70,000,000
June, 2012	—	$ —	—	$70,000,000
July, 2012	158,161	$21.41	158,161	$66,614,435
August, 2012	86,436	$21.84	86,436	$64,726,740
Total	244,597	$21.56	244,597	$64,726,740

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended August 31,				
	2012(1)	2011(1)	2010(1)	2009	2008
	(In thousands, except per share data)				
Net sales	$2,106,753	$2,192,955	$1,590,443	$1,279,248	$1,983,595
Cost of sales	1,829,336	1,907,409	1,357,575	1,109,211	1,749,065
Other costs and expenses	213,399	230,721	196,707	155,751	187,393
Interest and other income	(1,950)	(2,642)	(3,770)	(4,174)	(2,347)
Total costs and expenses, net	2,040,785	2,135,488	1,550,512	1,260,788	1,934,111
Income from continuing operations before taxes	65,968	57,467	39,931	18,460	49,484
Provision (benefit) for U.S. and foreign income taxes	13,919	15,782	(4,419)	6,931	17,944
Income from continuing operations	52,049	41,685	44,350	11,529	31,540
Loss from discontinued operations, net of tax of $0	—	—	(239)	(13,956)	(12,619)
Net income (loss)	52,049	41,685	44,111	(2,427)	18,921
Noncontrolling interests	(1,162)	(689)	(221)	(349)	(872)
Net income (loss) attributable to A. Schulman, Inc.	$ 50,887	$ 40,996	$ 43,890	$ (2,776)	$ 18,049
Total assets	$1,193,767	$1,239,987	$1,071,315	$ 797,489	$ 890,421
Long-term debt	$ 174,466	$ 184,598	$ 93,834	$ 102,254	$ 104,298
Total equity	$ 507,689	$ 554,305	$ 493,140	$ 370,971	$ 430,764
Weighted-average number of shares outstanding:					
Basic	29,389	30,978	27,746	25,790	26,795
Diluted	29,549	31,141	27,976	26,070	27,098
Earnings (losses) per share of common stock attributable to A. Schulman, Inc. — Basic:					
Income from continuing operations	$ 1.73	$ 1.32	$ 1.59	$ 0.43	$ 1.14
Loss from discontinued operations	—	—	(0.01)	(0.54)	(0.47)
Net income (loss) attributable to common stockholders	$ 1.73	$ 1.32	$ 1.58	$ (0.11)	$ 0.67
Earnings (losses) per share of common stock attributable to A. Schulman, Inc. — Diluted:					
Income from continuing operations	$ 1.72	$ 1.32	$ 1.58	$ 0.43	$ 1.13
Loss from discontinued operations	—	—	(0.01)	(0.54)	(0.47)
Net income (loss) attributable to common stockholders	$ 1.72	$ 1.32	$ 1.57	$ (0.11)	$ 0.66
Cash dividends declared per common share	$ 0.72	$ 0.62	$ 0.60	$ 0.60	$ 0.59

(1) For additional information, see ITEM 7, MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, of this Annual Report on Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help investors understand our results of operations, financial condition and current business environment. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and related notes included in this Annual Report on Form 10-K for the fiscal year ended August 31, 2012. The MD&A is organized as follows:

- **Overview**: From management's point of view, we discuss the following:
  - Summary of our business and the markets in which we operate;
  - Key trends, developments and challenges; and
  - Significant events during the current fiscal year.
- **Results of Operations**: An analysis of our results of operations as reflected in our consolidated financial statements.
- **Liquidity and Capital Resources**: An analysis of our cash flows, working capital, debt structure, contractual obligations and other commercial commitments.

Overview

Business Summary

A. Schulman, Inc. is a leading international supplier of high-performance plastic compounds and resins headquartered in Akron, Ohio. The Company's customers span a wide range of markets such as packaging, mobility, building and construction, electronics and electrical, agriculture, personal care and hygiene, sports and leisure, custom services and others. The Chief Operating Decision Maker makes decisions, assesses performance and allocates resources by the following regions which represent our reportable segments:

- Europe, Middle East and Africa ("EMEA"),
- Americas, and
- Asia Pacific ("APAC").

The Company has approximately 3,100 employees and 34 manufacturing facilities worldwide. Through fiscal 2012, the Company operates primarily in four product families: (1) masterbatch, (2) engineered plastics, (3) specialty powders, and (4) distribution services. The Company offers tolling services to customers in all product families except for distribution services.

Throughout this Management's Discussion and Analysis, the Company provides operating results exclusive of certain items such as costs related to acquisitions, restructuring related expenses and asset write-downs, which are considered relevant to aid analysis and understanding of the Company's results and business trends.

Key Trends, Developments and Challenges

The following developments and trends present opportunities, challenges and risks as we work toward our goal of providing attractive returns for all of our stakeholders:

- *Continuous Improvement.* We are focused on improving our operations worldwide including the training of approximately 60 employees in Six Sigma Black Belt and Green Belt certification programs. As we continue to further integrate our recent acquisitions, we are constantly examining certain synergies that can be utilized to optimize our processes and performance. We are also controlling our selling, general and administrative expenses, especially in developed markets.
- *Development of New Products.* In each of our product families, we are dedicated to the development of new, higher-margin products and applications that optimize the appearance, performance, and processing of plastics to meet our customers' specifications. We strive to maintain a balanced position between low-cost production and technological leadership with focused research and development. We are also committed to continuing our growth in high value-added markets and reducing our exposure to commodity markets.

- *Purchasing and Pricing.* We are seeking opportunities to continue our savings on purchasing and to establish smart pricing strategies to align with our purchasing strategies. We continue to leverage our global volume base to enhance savings and are searching for alternate sourcing from the Middle East and Asia.

- *Volume Improvement.* We remain focused on organic and geographic growth including acquisitions to deliver steady volume improvement.

Fiscal Year 2012 Significant Events

In addition to the items discussed above, the following items represent significant events during fiscal year 2012:

1. *Increase in dividend.* In October 2011, the Company increased its regular quarterly cash dividend by 10% to $0.17 per common share from the prior quarter's dividend of $0.155 per common share. In March 2012, the Company further increased its regular quarterly cash dividend to $0.19 per common share, which represented a total increase of 23% compared to fiscal 2011. This reflects the Company's confidence in its ability to generate cash and its long-term growth prospects, along with a continued commitment to shareholders.

2. *Share Repurchases.* The Company repurchased approximately 1.5 million shares of its common stock in fiscal 2012 at an average price of $18.26 per share for a total cost of $26.8 million.

3. *India Plant.* The Company continues with the construction of its plant in India and is expected to begin operations in calendar year 2013.

4. *Worldwide Production Expansion.* The Company strategically added new engineered plastics manufacturing lines in China and Mexico, a new masterbatch line in Brazil and new specialty powders equipment in Mexico, France, Holland, and Italy. In fiscal 2012, the Company invested $7.0 million in its Akron, Ohio plant to add engineered plastics compounding capabilities to the facility as part of the optimization of capacity in the United States.

5. *EMEA and Americas Restructuring.* In November 2011, the Company initiated a restructuring plan of EMEA's operations and back-office functions to better leverage savings from its Shared Service Center located in Belgium. Additionally, the Americas' Nashville, Tennessee facility ceased production at the end of February 2012 and has transferred equipment and related production to the Akron and Bellevue, Ohio plants to realign capacity with demand.

6. *Business Acquisitions.* On January 31, 2012, the Company acquired Elian SAS for $66.5 million. Elian provides specialty formulated color concentrates to end markets such as packaging, cosmetics, personal hygiene, healthcare, and pipes and tubing products that require demanding customer specifications. Elian offers superior quality, technology and responsiveness to its diversified customer base. The acquisition of Elian moves the Company into France's color masterbatch market and improves the Company's product mix in the EMEA region.

   Additionally, in August 2012, the Company signed a definitive agreement to acquire ECM Plastics, Inc., a privately owned, leading plastics compounder located in Worcester, Massachusetts, for $36.5 million. ECM Plastics, Inc. is a producer of custom color, specialty additive masterbatch and niche engineered plastics products with a strong presence in the personal care and cosmetics product markets.

7. *Corporate Headquarters.* In April 2012, the Company announced it will move its corporate headquarters to a new leased location in Fairlawn, Ohio in calendar year 2013. The new facility will also serve as the Company's U.S. headquarters which includes relocating certain associates from its Product Technology Center in Akron, Ohio.

8. *Joint Venture Agreement.* On June 9, 2012, the Company entered into a joint venture agreement with National Petrochemical Industrial Company ("NATPET") of Jeddah, Saudi Arabia ("KSA"), a subsidiary of Alujain Corporation, a Saudi Stock Exchange listed company. The 50-50 venture, expected to be named NATPET-Schulman Engineering Plastic Compounds, will produce and globally sell polypropylene compounds. The venture is planning to build a polypropylene compounding plant in Yanbu, KSA, where production is expected to begin by the end of calendar year 2014.

9. *Global Innovation Centers.* In June 2012, the Company announced the opening of two global innovation centers, one in Germany and one in Mexico, as part of our continuing focus on market-driven innovation. These centers will help us strengthen our relationships with customers, suppliers and other technical partners by further aligning our global technology and product development efforts with the current requirements and emerging needs of our customers and end-markets.

10. *Masterbatch Reorganization.* In August 2012, the Company conducted an extensive evaluation of its three regional segments and specifically focused on each region's masterbatch product family. As a result of this evaluation, the Company realigned its regional masterbatch product family to put greater focus on its growth opportunities. Therefore, within each regional segment, effective September 1, 2012, the masterbatch product family was split into two separate product families, Custom Performance Colors and Masterbatch Solutions.

Results of Operations

FISCAL YEAR 2012 COMPARED WITH FISCAL YEAR 2011

The Company uses net sales to unaffiliated customers, gross profit and operating income before certain items in order to make decisions, assess performance and allocate resources to each segment. The following discussion regarding the Company's segment gross profit and operating income does not include items such as interest income or expense, other income or expense, foreign currency transaction gains or losses, restructuring related expenses, asset write-downs, costs related to business acquisitions and inventory step-up charges related to business acquisitions. For a reconciliation of segment operating income to operating income and income before continuing operations before taxes, please refer to Note 13.

Segment Information

EMEA	Year ended August 31, 2012	Year ended August 31, 2011	Increase (decrease)	
	(In thousands, except for %'s and per pound data)			
Net sales	$1,403,151	$1,533,993	$(130,842)	(8.5)%
Gross profit	$ 171,768	$ 197,171	$ (25,403)	(12.9)%
Operating income	$ 71,849	$ 86,663	$ (14,814)	(17.1)%
Pounds sold	1,174,515	1,281,066	(106,551)	(8.3)%
Price per pound	$ 1.195	$ 1.197	$ (0.002)	(0.2)%
Gross profit per pound	$ 0.146	$ 0.154	$ (0.008)	(5.2)%
Gross profit percentage	12.2%	12.9%		

EMEA net sales for the year ended August 31, 2012 were $1,403.2 million, a decrease of $130.8 million, or 8.5%, compared with the prior year. The foreign currency translation effect negatively impacted net sales by $92.9 million. The decrease in net sales was also significantly impacted by reduced volume of 8.3% across all product families due to the economic environment in Europe, partially offset by $20.3 million in incremental net sales from the Elian acquisition. Excluding the foreign currency impact, price per pound increased 6.4% to $1.274 compared to the prior year primarily due to the masterbatch and engineered plastics product families.

EMEA gross profit was $171.8 million for the year ended August 31, 2012, a decrease of $25.4 million over last year. The decrease was due to reduced volume as a result of the aforementioned economic environment in Europe. Foreign currency translation adversely impacted EMEA gross profit by $10.7 million, which was partially offset by a positive contribution from the Elian acquisition. Excluding the impact of foreign currency, gross profit per pound slightly increased 0.6%.

EMEA operating income for the year ended August 31, 2012 was $71.8 million, a decrease of $14.8 million compared with the prior year. The decrease in operating income in fiscal 2012 was due to the decrease in gross profit partially offset by a $10.6 million decrease in selling, general and administrative expenses. Selling, general and administrative expenses were reduced as a result of EMEA's successful restructuring initiatives and its continued aggressive actions to control costs. Foreign currency translation adversely impacted EMEA operating income by $4.5 million in fiscal 2012.

Americas	Year ended August 31, 2012	Year ended August 31, 2011	Increase (decrease)	
	(In thousands, except for %'s and per pound data)			
Net sales	$558,910	$516,814	$ 42,096	8.1%
Gross profit	$ 84,282	$ 71,698	$ 12,584	17.6%
Operating income	$ 28,872	$ 14,032	$ 14,840	105.8%
Pounds sold	610,418	635,700	(25,282)	(4.0)%
Price per pound	$ 0.916	$ 0.813	$ 0.103	12.7%
Gross profit per pound	$ 0.138	$ 0.113	$ 0.025	22.1%
Gross profit percentage	15.1%	13.9%		

Net sales for the Americas for the years ended August 31, 2012 and 2011 were $558.9 million and $516.8 million, respectively, an increase of $42.1 million, or 8.1%. The increase in net sales was a result of the 12.7% increase in price per pound, primarily in the masterbatch, specialty powders and engineered plastics product families. Net sales were favorably impacted by $18.0 million of incremental fiscal 2012 net sales from fiscal 2011 acquisitions. Foreign currency translation decreased net sales by $18.0 million. Excluding the foreign currency impact, price per pound increased 16.2% to $0.945 compared with the prior-year period.

Gross profit was $84.3 million for the year ended August 31, 2012, an increase of $12.6 million from last year. The increases in gross profit and gross profit per pound were in virtually all product families. Despite the price volatility of several key raw materials, the Americas increased margins by improving product mix and implementing operational efficiencies. In addition, the fiscal 2011 acquisitions contributed incremental fiscal 2012 gross profit. Foreign currency translation negatively impacted gross profit by $3.1 million.

Operating income for the year ended August 31, 2012 was $28.9 million compared with $14.0 million last year. Operating income increased primarily due to improved gross profit per pound and a decrease of $2.3 million in selling, general and administrative expenses, primarily related to the prior year settlement involving a business relationship. Foreign currency translation negatively impacted operating income by $1.3 million.

APAC	Year ended August 31, 2012	Year ended August 31, 2011	Increase (decrease)	
	(In thousands, except for %'s and per pound data)			
Net sales	$144,692	$142,148	$ 2,544	1.8%
Gross profit	$ 22,044	$ 17,284	$ 4,760	27.5%
Operating income	$ 10,145	$ 5,587	$ 4,558	81.6%
Pounds sold	121,012	131,626	(10,614)	(8.1)%
Price per pound	$ 1.196	$ 1.080	$ 0.116	10.7%
Gross profit per pound	$ 0.182	$ 0.131	$ 0.051	38.9%
Gross profit percentage	15.2%	12.2%		

Net sales for APAC for the year ended August 31, 2012 were $144.7 million, an increase of $2.5 million or 1.8% primarily due to improved selling price per pound partially offset by decreased volume. Foreign currency translation favorably impacted net sales by $1.4 million. The increase in net sales was primarily related to improved product mix of masterbatch and engineered plastics product families partially offset by decreased net sales in the specialty powders product family. The reduction in volume was primarily attributable to the specialty powders product family as a result of the prior successful restructuring initiative in Australia and continued focus on products with higher technical requirements. Partially offsetting this reduction, the masterbatch and engineered plastics product families experienced a significant volume increase in higher technical component products compared to the prior year.

Gross profit for APAC for the year ended August 31, 2012 was $22.0 million, an increase of $4.8 million compared with last year. The increase in gross profit and gross profit per pound were primarily due to the Braeside, Australia plant closure and consolidation in connection with successful restructuring initiatives that have improved APAC's cost structure. In addition, APAC continued its focus on products with higher technical requirements. Foreign currency translation had a favorable impact on gross profit of $0.3 million.

APAC operating income for the year ended August 31, 2012 was $10.1 million, compared with $5.6 million last year. The increase in profitability was due to the increase in gross profit and partially offset by a slight increase in selling, general and administrative expenses. Foreign currency translation favorably impacted operating income by $0.3 million.

Consolidated	Year ended August 31, 2012	Year ended August 31, 2011	Increase (decrease)	
	(In thousands, except for %'s and per pound data)			
Net sales	$2,106,753	$2,192,955	$ (86,202)	(3.9)%
Total segment gross profit	$ 278,094	$ 286,153	$ (8,059)	(2.8)%
Total segment operating income	$ 110,866	$ 106,282	$ 4,584	4.3%
Pounds sold	1,905,945	2,048,392	(142,447)	(7.0)%
Price per pound	$ 1.105	$ 1.071	$ 0.034	3.2%
Gross profit per pound	$ 0.146	$ 0.140	$ 0.006	4.3%
Gross profit percentage	13.2%	13.0%		

Foreign currency translation adversely impacted net sales by $109.5 million in fiscal 2012. Excluding the impact of foreign currency, net sales increased by $23.3 million. The Company experienced an increase in average selling price per pound of 8.6%, excluding the foreign currency impact, which offset the volume decrease of 7.0%.

Total segment gross profit, excluding certain items, for the years ended August 31, 2012 and 2011 was $278.1 million and $286.2 million, respectively, a decrease of $8.1 million. Excluding the foreign currency impact, total segment gross profit increased $5.4 million, compared with last year, primarily as a result of successful restructuring initiatives and increased average selling price per pound associated with the sale of products with higher technical requirements.

The Company's selling, general and administrative expenses, excluding certain items, decreased $14.0 million for the year ended August 31, 2012 compared with the same period in the prior year. The decrease was primarily attributable to the Company realizing selling, general and administrative expense synergies in connection with the continued integration of acquisitions and efforts to control costs and a prior year settlement involving a business relationship. Additionally, total incentive and equity compensation expense decreased $2.3 million, while fiscal 2011 included a reversal of bad debt of $1.5 million related to the improvement in a certain customer's financial situation. Foreign currency translation favorably impacted selling, general and administrative expense by $8.0 million.

Total segment operating income, excluding certain items, for the years ended August 31, 2012 and 2011 was $110.9 million and $106.3 million, respectively, an increase of $4.6 million. Foreign currency translation had a negative impact on segment operating income of $5.5 million.

Interest expense, net of interest income, increased $2.1 million for the year ended August 31, 2012, as compared with the prior year, due primarily to increases in average outstanding principal balances as a result of the January 31, 2012 acquisition of Elian, share repurchases and higher average interest rates. The debt previously incurred related to the acquisition of Elian was repaid in fiscal 2012.

Foreign currency transaction gains or losses represent changes in the value of currencies in major areas where the Company operates. The Company experienced foreign currency transaction losses of $0.2 million and $1.6 million for the years ended August 31, 2012 and 2011, respectively. Generally, the foreign currency transaction gains or losses relate to the changes in the value of the U.S. dollar compared with the Euro and other local currencies throughout the Americas, EMEA, and APAC regions, and also changes between the Euro and other non-Euro European currencies. The Company enters into foreign exchange forward contracts to reduce the impact of changes in foreign exchange rates on the consolidated statements of operations. These contracts reduce exposure to currency movements affecting the translation of foreign currency denominated assets and liabilities primarily related to trade receivables and payables. Any gains or losses associated with these contracts, as well as the offsetting gains or losses from the underlying assets or liabilities, are recognized on the foreign currency transaction line in the consolidated statements of operations.

Other income for the year ended August 31, 2012 was $1.3 million, compared with other income of $1.7 for the year ended August 31, 2011. In fiscal 2012, there were no individually significant transactions, while fiscal 2011 included a gain of approximately $1.2 million related to a sale of property.

Noncontrolling interests represent a 49% equity position of Alta Plastica S.A. in an Argentinean venture with the Company, a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company. The Company's partnership with Mitsubishi Chemical MKV Company was dissolved by a vote of the partners effective December 31, 2011.

Net income attributable to the Company's common stockholders was $50.9 million and $41.0 million for the years ended August 31, 2012 and 2011, respectively. Foreign currency translation had a negative impact on net income of $3.1 million for the year ended August 31, 2012.

Product Markets

The largest markets served by the Company are the packaging and automotive markets. Other markets include building and construction, electronics and electrical, agriculture, personal care and hygiene, sports and leisure, and custom services. The approximate percentage of consolidated net sales by market for the years ended August 31, 2012 and 2011 are as follows:

	Year ended August 31, 2012			Year ended August 31, 2011		
	Packaging	Automotive	Other	Packaging	Automotive	Other
EMEA	33%	10%	57%	31%	9%	60%
Americas	21%	16%	63%	21%	18%	61%
APAC	51%	0%	49%	45%	0%	55%
Worldwide	31%	11%	58%	30%	11%	59%

Product Family

Through fiscal 2012, the Company operated primarily in four product families: (1) masterbatch, (2) engineered plastics, (3) specialty powders, and (4) distribution services. The amount and percentage of consolidated net sales for these product families for the years ended August 31, 2012 and 2011 are as follows:

	Year ended August 31,			
	2012		2011	
	(In thousands, except for %'s)			
Masterbatch	$ 876,126	42%	$ 880,406	40%
Engineered plastics	547,090	26	546,964	25
Specialty powders	340,446	16	372,360	17
Distribution services	343,091	16	393,225	18
	$2,106,753	100%	$2,192,955	100%

Capacity

The Company's practical capacity is not based on a theoretical 24-hour, seven-day operation, rather it is determined as the production level at which the manufacturing facilities can operate with an acceptable degree of efficiency, taking into consideration factors such as longer term customer demand, permanent staffing levels, operating shifts, holidays, scheduled maintenance and mix of product. Capacity utilization is calculated by dividing actual production pounds by practical capacity at each plant. A comparison of capacity utilization levels for the years ended August 31, 2012 and 2011 is as follows:

	Years ended August 31,	
	2012	2011
EMEA	79%	76%
Americas	70%	66%
APAC	83%	87%
Worldwide	76%	73%

Restructuring

Masterbatch Reorganization Plan

In August 2012, the Company conducted an extensive evaluation of its three regional segments and specifically focused on each region's masterbatch product family. As a result of this evaluation, the Company realigned its regional masterbatch product family to put greater focus on its growth opportunities. Therefore, within each regional segment, effective September 1, 2012 the masterbatch product family was split into two separate product families, Custom Performance Colors and Masterbatch Solutions. As part of this plan, the Company reduced headcount in the EMEA and APAC regions in the fourth quarter of fiscal 2012. The Company recorded $2.3 million of pretax employee-related restructuring costs in fiscal 2012, of which the majority was related to the EMEA segment. As of August 31, 2012, the Company has a balance of $2.2 million accrued related to the EMEA segment for employee-related costs and expects minimal charges related to this plan to be recognized in fiscal 2013 as it completes the plan.

EMEA Operations and Back-Office Plan

In November 2011, the Company initiated a restructuring plan of EMEA's operations and back-office functions to better leverage savings from its Shared Service Center located in Belgium. As part of this plan, the Company reduced headcount in EMEA by approximately 50, and the majority of the reductions occurred in the first and second quarters of fiscal 2012. The Company recorded $4.7 million of pretax employee-related restructuring costs in fiscal 2012. As of August 31, 2012, the Company has a balance of $0.5 million accrued for employee-related costs related to this plan. The Company expects minimal charges related to this plan to be recognized in fiscal 2013 as it completes the plan.

Americas Engineered Plastics Plan

On August 25, 2011, the Company announced that it will close the Nashville, Tennessee facility and move certain production to the Akron and Bellevue, Ohio facilities in order to optimize the use of existing capacity and capitalize on growth opportunities. As of the end of

February 2012, the Nashville facility ceased production and as of August 31, 2012, the Company reduced headcount by approximately 70. The Company recorded $1.6 million and $1.1 million of pretax employee-related restructuring expense associated with this plan during fiscal 2012 and 2011, respectively. As of August 31, 2012, the Company has a balance of $0.4 million accrued for employee-related costs related to this plan. The Company anticipates recognizing additional pretax employee-related cash charges and other restructuring expenses of less than $0.5 million during fiscal 2013 as it completes the plan.

Italy Plan

On February 8, 2011, the Company announced that it is relocating its operations from its manufacturing facility in Verolanuova, Italy to its existing facility in Gorla Maggiore, Italy. Production lines at the Verolanuova facility were relocated in the first quarter of fiscal 2012 to the Gorla facility. As a result of this relocation, the Company reduced headcount by approximately 30 in the fourth quarter of fiscal 2012.

The Company recorded pretax restructuring expense of $0.5 million during fiscal 2012 primarily related to other restructuring costs. In fiscal 2011, the Company recorded pretax restructuring expense of $2.4 million primarily for employee-related and other restructuring costs. As of August 31, 2012, the Company has no remaining accrual related to this plan as it is considered complete.

Consolidated Restructuring Summary

The following table summarizes the activity during fiscal 2012 and 2011 related to the Company's restructuring plans:

	Accrual Balance August 31, 2010	Fiscal 2011 Charges	Fiscal 2011 Paid	Accrual Balance August 31, 2011	Fiscal 2012 Charges	Fiscal 2012 Paid	Accrual Balance August 31, 2012
				(In thousands)			
Employee-related costs	$2,011	$5,048	$(3,737)	$3,322	$7,581	$(7,379)	$3,524
Other costs	267	3,069	(2,933)	403	1,675	(1,697)	381
Translation effect	(47)	—	—	70	—	—	(539)
Restructuring charges	$2,231	$8,117	$(6,670)	$3,795	$9,256	$(9,076)	$3,366

See Note 15 for further details regarding the Company's restructuring activities.

Asset Impairment

In total, the company recorded $3.4 million and $8.1 million in asset impairments during the years ended August 31, 2012 and 2011, respectively.

During fiscal 2012, as a result of the Italy restructuring initiative discussed above, the Company remeasured the carrying value of its facility, machinery and equipment in Verolanuova, Italy at fair value of $2.9 million. The disposal value of the real estate was determined as the estimated sales value of the assets less the costs to sell based on information provided by a third-party real estate valuation source. The disposal value of machinery and equipment to be sold or disposed of was determined based on estimated salvage value. As a result of the remeasurement, the Company recorded a pretax impairment charge of $2.7 million.

Additionally in fiscal 2012, as a result of the Americas Engineered Plastics restructuring initiative discussed above, the Company remeasured the carrying value of its facility, machinery and equipment in Nashville, Tennessee at fair value of $3.8 million. The disposal value of the real estate was determined as the estimated sales value of the assets less the costs to sell based on information provided by a third-party real estate valuation source. The disposal value of machinery and equipment to be sold or disposed of was determined based on estimated salvage value. As a result of the remeasurement, the Company recorded a pretax impairment charges of $0.5 million and $6.2 million in fiscal 2012 and 2011, respectively, primarily related to real estate, machinery and equipment at the Nashville, Tennessee facility.

Also in fiscal 2011, a long-lived asset related to the closure of the Polybatch Color Center located in Sharon Center, Ohio was written down to its then estimated fair value of $2.0 million resulting in an asset impairment charge of $1.9 million. The asset's estimated fair value was determine based on a third-party purchase offer less associated costs to sell.

Income Tax

A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates for the years ended August 31, 2012 and 2011 is as follows:

	Year ended August 31, 2012		Year ended August 31, 2011	
	(In thousands, except for %'s)			
Statutory U.S. tax rate	$ 23,089	35.0%	$ 20,113	35.0%
Impact of foreign taxes at less than U.S. statutory tax rate	(12,195)	(18.5)	(15,126)	(26.3)
U.S. and foreign losses with no tax benefit	1,745	2.6	6,896	12.0
U.S. restructuring and other U.S. unusual charges with no benefit	1,029	1.6	3,871	6.7
Italy valuation allowance	(2,380)	(3.6)	—	—
Establishment (resolution) of uncertain tax positions	1,718	2.6	(221)	(0.4)
Other	913	1.4	249	0.5
Total income tax expense (benefit)	$ 13,919	21.1%	$ 15,782	27.5%

The effective tax rate for the year ended August 31, 2012 was less than the U.S. statutory rate primarily because of the Company's overall foreign rate being less than the U.S. statutory rate and an adjustment to the Italian valuation allowance. These favorable effects on the Company's tax rate were partially offset by no tax benefits being recognized for U.S. and certain foreign losses as well as the establishment of a liability for uncertain tax positions. The change in the effective tax rate as compared with the same period last year was driven primarily by a decrease in the U.S. and foreign losses with no tax benefit.

The effective tax rate for the year ended August 31, 2011 was less than the U.S. statutory rate primarily because of the Company's overall foreign rate being less than the U.S. statutory rate. This favorable effect on the Company's tax rate was partially offset by no tax benefits being recognized for losses in the U.S. and certain foreign jurisdictions which have valuation allowances recorded.

FISCAL YEAR 2011 COMPARED WITH FISCAL YEAR 2010

On April 30, 2010, the Company acquired ICO, Inc. ("ICO"). The results of ICO's operations have been included in the consolidated financial statements since the date of acquisition. The following discussion regarding the Company's performance may refer to the "ICO effect". The Company defines the "ICO effect" as the results of operations as if the Company owned ICO at the beginning of the first quarter of fiscal 2010. These results exclude certain charges and acquisition related items discussed above and include an estimate of purchase accounting-related depreciation and amortization expense.

Segment Information

EMEA	Year ended August 31, 2011	2010	Increase (decrease)	
	(In thousands, except for %'s and per pound data)			
Net sales	$1,533,993	$1,142,523	$391,470	34.3%
Gross profit	$ 197,171	$ 177,010	$ 20,161	11.4%
Operating income	$ 86,663	$ 69,393	$ 17,270	24.9%
Pounds sold	1,281,066	1,119,039	162,027	14.5%
Price per pound	$ 1.197	$ 1.021	$ 0.176	17.2%
Gross profit per pound	$ 0.154	$ 0.158	$ (0.004)	(2.5)%
Gross profit percentage	12.9%	15.5%		

EMEA net sales for the year ended August 31, 2011 were $1,534.0 million, an increase of $391.5 million, or 34.3%, compared with the prior year. The increase was due to a volume increase of 14.5% primarily as a result of including a full year of ICO results for fiscal 2011 compared with four months for fiscal 2010, and a 17.2% improvement in average selling price per pound. The foreign currency translation effect favorably impacted net sales by $36.8 million. Including the ICO effect, net sales increased 22% as a result of favorable pricing in most of the segment's product families. Volume was essentially flat compared with the same period in the prior year including the ICO effect.

EMEA gross profit was $197.2 million for the year ended August 31, 2011, an increase of $20.2 million over last year. The increase was due to higher volume as a result of including a full year of ICO results compared with the prior year and an increase in selling price per pound. Foreign currency translation favorably impacted EMEA gross profit by $4.6 million. The Company was not able to fully pass along raw material cost increases primarily in the engineered plastics product family, where approximately half of this business is on longer term fixed-price contracts, causing a lag in the recovery of cost increases. Including the ICO effect, gross profit increased $6.2 million, or 3%, as a result of an increase in gross profit per pound.

EMEA operating income for the year ended August 31, 2011 was $86.7 million, an increase of $17.3 million compared with prior year. Including the ICO effect, operating income increased $13.4 million. The increase in operating income in fiscal 2011 was due to the increase in gross profit and a $7.2 million decrease in selling, general and administrative expenses. The decrease in selling, general and administrative expenses was primarily due to a decline in bad debt expense of $7.6 million which was mostly related to the improvement of a certain customer's financial situation in fiscal 2011, for which the Company had recorded a charge in fiscal 2010.

Americas	Year ended August 31, 2011	2010	Increase (decrease)	
	(In thousands, except for %'s and per pound data)			
Net sales	$516,814	$363,011	$153,803	42.4%
Gross profit	$ 71,698	$ 48,213	$ 23,485	48.7%
Operating income	$ 14,032	$ 12,036	$ 1,996	16.6%
Pounds sold	635,700	387,466	248,234	64.1%
Price per pound	$ 0.813	$ 0.937	$ (0.124)	(13.2)%
Gross profit per pound	$ 0.113	$ 0.124	$ (0.011)	(8.9)%
Gross profit percentage	13.9%	13.3%		

Net sales for the Americas for the year ended August 31, 2011 and 2010 were $516.8 million and $363.0 million, respectively, an increase of $153.8 million, or 42.4%, primarily due to the ICO acquisition. Foreign currency translation increased net sales by $10.7 million. Total pounds sold for the year was 635.7 million pounds, an increase of 64.1% from the prior year. Including the ICO effect, net sales increased 15% for the year ended August 31, 2011 and price per pound increased 12% primarily in the masterbatch product family.

Gross profit was $71.7 million for the year ended August 31, 2011, an increase of $23.5 million from last year primarily due to the ICO acquisition. Foreign currency translation favorably impacted gross profit by $1.6 million. Including the ICO effect, gross profit increased $6.8 million, or 11%, for the year ended August 31, 2011 and gross profit per pound was up 8%. The increases in gross profit and gross profit per pound were primarily due to higher net sales in the masterbatch and specialty powders product families.

Operating income for the year ended August 31, 2011 was $14.0 million compared with $12.0 million last year. Including the ICO effect, operating income decreased $4.1 million compared with the prior year, due to a $10.9 million increase in selling, general and administrative expenses offset by the increase in gross profit. The increase in selling, general and administrative expenses is primarily due to a $3.0 million charge related to a settlement involving a business relationship, additional headcount costs from current year acquisitions and the formation of the Americas management team. This increase was partially offset by declines in bonus and bad debt expenses of $1.2 million and $0.6 million, respectively.

APAC	Year ended August 31, 2011	2010	Increase (decrease)	
	(In thousands, except for %'s and per pound data)			
Net sales	$142,148	$84,909	$57,239	67.4%
Gross profit	$ 17,284	$11,656	$ 5,628	48.3%
Operating income	$ 5,587	$ 2,981	$ 2,606	87.4%
Pounds sold	131,626	81,143	50,483	62.2%
Price per pound	$ 1.080	$ 1.046	$ 0.034	3.3%
Gross profit per pound	$ 0.131	$ 0.144	$ (0.013)	(9.0)%
Gross profit percentage	12.2%	13.7%		

Net sales for APAC for the year ended August 31, 2011 were $142.1 million, an increase of $57.2 million or 67.4% due to increased volume primarily due to the ICO acquisition and higher selling prices per pound. Foreign currency translation favorably impacted net sales by $7.3 million. Including the ICO effect, net sales increased 10% compared with the prior year; however, pounds sold decreased 3%. Volume decreased in Australia while the rest of the APAC segment increased compared with the prior year as a result of stronger customer demand.

Gross profit for APAC for the year ended August 31, 2011 was $17.3 million, or 13.1 cents per pound, an increase of $5.6 million compared with last year. Including the ICO effect, gross profit was up $1.4 million and gross profit per pound increased 12% as a result of improvements in the masterbatch product family. The increase was negatively impacted by lower margins in the Australia market.

APAC operating income for the year ended August 31, 2011 was $5.6 million, compared with $3.0 million last year. Including the ICO effect, operating income increased by $3.1 million. The increase in profitability was due to the increase in gross profit and a decrease of $1.7 million in selling, general and administrative expenses.

Consolidated	Year ended August 31, 2011	Year ended August 31, 2010	Increase (decrease)	
	(In thousands, except for %'s and per pound data)			
Net sales	$2,192,955	$1,590,443	$602,512	37.9%
Total segment gross profit	$ 286,153	$ 236,879	$ 49,274	20.8%
Total segment operating income	$ 106,282	$ 84,410	$ 21,872	25.9%
Pounds sold	2,048,392	1,587,648	460,744	29.0%
Price per pound	$ 1.071	$ 1.002	$ 0.069	6.9%
Gross profit per pound	$ 0.140	$ 0.149	$ (0.009)	(6.0)%
Gross profit percentage	13.0%	14.9%		

Consolidated net sales for the year ended August 31, 2011 increased 37.9% to $2,193.0 million. The foreign currency translation effect favorably impacted net sales by $54.8 million. Volume increased 460.7 million pounds, or 29.0%, compared with last year. Including the ICO effect, net sales increased 19.6%, due to increases of 17.7% and 1.6% in average selling price per pound and volume, respectively. Volumes increased in EMEA and the Americas as a result of increases in customer demand.

Total segment gross profit for the years ended August 31, 2011 and 2010 was $286.2 million and $236.9 million, respectively, an increase of $49.3 million. The foreign currency translation effect favorably impacted gross profit by $6.7 million. Including the ICO effect, gross profit and gross profit per pound for the year ended August 31, 2011 increased $14.5 million and 3.7%, respectively. The increases in gross profit and gross profit per pound were primarily due to higher net sales in the masterbatch and specialty powders product families.

Total segment operating income for the years ended August 31, 2011 and 2010 was $106.3 million and $84.4 million, respectively, an increase of $21.9 million. The foreign currency translation effect favorably impacted segment operating income by $2.6 million. Including the ICO effect, segment operating income for the year ended August 31, 2011 increased $12.0 million.

The changes in selling, general and administrative expenses for the year ended August 31, 2011, compared with the year ended August 31, 2010, are summarized as follows:

	Year ended August 31, 2011	% Increase (decrease)
	(In thousands, except for %'s)	
Total increase in selling, general and administrative expenses	$ 26,585	14.8%
Less ICO selling, general and administrative expenses	(28,243)	
Less the effect of foreign currency translation	(2,607)	
Total decrease in selling, general and administrative expenses, excluding ICO and the effect of foreign currency translation	$ (4,265)	(2.4)%

The Company's selling, general and administrative expenses, excluding ICO selling, general and administrative expenses and the impact of foreign currency translation, decreased $4.3 million for the year ended August 31, 2011. The decrease is primarily attributable to an $8.8 million reduction in bad debt expense and a $2.0 million decrease in bonus expense. The decrease in bad debt expense was primarily related to the improvement of a certain customer's financial situation in fiscal 2011, for which the Company had recorded a charge in fiscal 2010. Offsetting the decrease in selling, general and administrative expenses was a $3.0 million charge related to a settlement involving a business relationship, an increase of $1.9 million in legal and professional fees and $2.5 million of costs for various consultants to assist the Company with certain global initiatives. These initiatives include the review of the Company's long-term business strategy, capital structure, process improvements and growth initiatives including continued merger and acquisition activities.

Interest expense increased $1.4 million for the year ended August 31, 2011, as compared with the prior year, due primarily to increases in average outstanding principal balances and higher average interest rates.

The decrease in interest income for the year ended August 31, 2011, as compared with fiscal 2010, was due primarily to lower average cash balances.

Foreign currency transaction gains or losses represent changes in the value of currencies in major areas where the Company operates. The Company experienced foreign currency transaction losses of $1.6 million and $0.9 million for the years ended August 31, 2011 and

2010, respectively. Generally, the foreign currency transaction gains or losses relate to the changes in the value of the U.S. dollar compared with the Brazilian real, the Canadian dollar and the Mexican peso and changes between the Euro and other non-Euro European currencies. The Company enters into foreign exchange forward contracts to reduce the impact of changes in foreign exchange rates on the consolidated statements of operations. These contracts reduce exposure to currency movements affecting existing foreign currency denominated assets and liabilities resulting primarily from trade receivables and payables. Any gains or losses associated with these contracts, as well as the offsetting gains or losses from the underlying assets or liabilities, are recognized on the foreign currency transaction line in the consolidated statements of operations.

Other income for the year ended August 31, 2011 was $1.7 million, compared with other income of $2.4 million for the year ended August 31, 2010. Other income for the year ended August 31, 2010 includes $1.0 million of income from the cancellation of certain European supplier distribution agreements.

Discontinued operations reflect the operating results for the former Invision segment of the Company's business. During fiscal 2010, the Company completed the closing of its Invision sheet manufacturing operation at its Sharon Center, Ohio manufacturing facility.

Noncontrolling interests represent a 49% equity position of Alta Plastica S.A. in an Argentinean venture with the Company, a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

Net income attributable to the Company's common stockholders was $41.0 million and $43.9 million for the years ended August 31, 2011 and 2010, respectively. Net income was favorably impacted by foreign currency translation of $0.3 million for the year ended August 31, 2011.

Product Markets

The largest markets served by the Company are the packaging and automotive markets. Other markets include building and construction, electronics and electrical, agriculture, personal care and hygiene, sports and leisure, and custom services. The approximate percentage of consolidated net sales by market for the years ended August 31, 2011 and 2010 are as follows:

	Year ended August 31, 2011			Year ended August 31, 2010		
	Packaging	Automotive	Other	Packaging	Automotive	Other
EMEA	31%	9%	60%	41%	9%	50%
Americas	21%	18%	61%	28%	25%	47%
APAC	45%	0%	55%	60%	0%	40%
Worldwide	30%	11%	59%	39%	12%	49%

Product Family

Through fiscal 2012, the Company operates primarily in four product families: (1) masterbatch, (2) engineered plastics, (3) specialty powders, and (4) distribution services. The amount and percentage of consolidated net sales for these product families for the years ended August 31, 2011 and 2010 are as follows:

	Year ended August 31,			
	2011		2010	
	(In thousands, except for %'s)			
Masterbatch	$ 880,406	40%	$ 676,977	43%
Engineered plastics	546,964	25	460,141	29
Specialty powders	372,360	17	129,122	8
Distribution services	393,225	18	324,203	20
	$2,192,955	100%	$1,590,443	100%

Capacity

The Company's practical capacity is not based on a theoretical 24-hour, seven-day operation, rather it is determined as the production level at which the manufacturing facilities can operate with an acceptable degree of efficiency, taking into consideration factors such as longer term customer demand, permanent staffing levels, operating shifts, holidays, scheduled maintenance and mix of product. Capacity utilization is calculated by dividing actual production pounds by practical capacity at each plant. A comparison of capacity utilization levels for the years ended August 31, 2011 and 2010 is as follows:

	Years ended August 31, 2011	2010
EMEA	76%	87%
Americas	66%	68%
APAC	87%	85%
Worldwide	73%	81%

Capacity utilization for the ICO specialty powders operations acquired, specifically in EMEA and the Americas, are generally lower than the Company's legacy operations; therefore, causing a negative impact on overall utilization rates. Fiscal 2010 includes ICO operations since the date of acquisition, April 30, 2010. In the Americas, the decrease in capacity utilization due to ICO was slightly offset by continued improvement in the utilization of the Akron, Ohio plant. The Company's APAC segment experienced higher capacity utilization for the year ended August 31, 2011, as a result of stronger demand in the local Asian markets, offset by continued weakness in Australia, which experienced particularly low utilization. Australia's lower utilization has been addressed by the Company, as discussed below in Restructuring. Overall worldwide utilization declined primarily due to the addition of ICO operations offset by incremental improvements in utilization as a result of successful capacity right-sizing actions taken through restructuring plans.

Restructuring

Consolidated Restructuring Summary

The following table summarizes the activity during fiscal 2011 and 2010 related to the Company's restructuring plans:

	Accrual Balance August 31, 2009	Acquired ICO Accrual	Fiscal 2010 Charges	Fiscal 2010 Paid	Accrual Balance August 31, 2010	Fiscal 2011 Charges	Fiscal 2011 Paid	Accrual Balance August 31, 2011
	(In thousands)							
Employee-related costs	$4,448	$2,060	$4,024	$(8,521)	$2,011	$5,048	$(3,737)	$3,322
Other costs	390	—	1,030	(1,153)	267	3,069	(2,933)	403
Translation effect	42	—	—	—	(47)	—	—	70
Restructuring charges	$4,880	$2,060	$5,054	$(9,674)	$2,231	$8,117	$(6,670)	$3,795

For discussion on the Company's restructuring plans, refer to Note 15.

Asset Impairment

In total, the Company recorded $8.1 million and $5.7 million in asset impairments during the years ended August 31, 2011 and 2010, respectively.

During fiscal 2011, the Company recorded $6.2 million of asset impairment charges associated with the closure of the Company's Nashville, Tennessee facility. The impaired assets include real estate and certain machinery and equipment. The disposal value of the real estate, which includes land, building and related improvements, was determined as the estimated sales value of the assets less the costs to sell based on information provided by a third-party real estate valuation source. The disposal value of machinery and equipment to be sold or disposed of was determined based on estimated salvage value. Additionally, certain assets were transferred to the Bellevue and Akron, Ohio plants after the Company ceased production at the Nashville facility.

Also in fiscal 2011, a long-lived asset related to the closure of the Polybatch Color Center located in Sharon Center, Ohio was written down to its then estimated fair value of $2.0 million resulting in an asset impairment charge of $1.9 million. The estimated fair value was determined based on a third-party purchase offer less associated costs to sell.

Additionally, during fiscal 2010, the Company recorded $5.7 million of asset impairment charges primarily related to land, building and related improvements at the Polybatch Color Center. The disposal value was determined as the estimated sales value of the assets less the costs to sell based on information provided by a third-party real estate valuation source. The disposal value of the machinery and equipment was determined based on projected cash flows from operations and estimated salvage value.

Income Tax

A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates for the years ended August 31, 2011 and 2010 is as follows:

	Year ended August 31, 2011		Year ended August 31, 2010	
	(In thousands, except for %'s)			
Statutory U.S. tax rate	$ 20,113	35.0%	$ 13,979	35.0%
Impact of foreign taxes at less than U.S. statutory tax rate	(15,126)	(26.3)	(16,190)	(40.5)
U.S. and foreign losses with no tax benefit	6,896	12.0	9,551	23.9
U.S. restructuring and other U.S. unusual charges with no benefit	3,871	6.7	4,820	12.1
Italy valuation allowance	—	—	1,715	4.3
Establishment (resolution) of uncertain tax positions	(221)	(0.4)	33	0.1
ICO historical tax attributes	—	—	3,250	8.1
U.S. valuation allowance reversal	—	—	(22,156)	(55.5)
Other	249	0.5	579	1.4
Total income tax expense (benefit)	$ 15,782	27.5%	$ (4,419)	(11.1)%

The effective tax rate for the year ended August 31, 2011 is less than the U.S. statutory rate primarily because of the Company's overall foreign rate being less than the U.S. statutory rate. This favorable effect on the Company's tax rate was partially offset by no tax benefits being recognized for losses in the U.S. and certain foreign jurisdictions which have valuation allowances recorded.

The effective tax rate for the year ended August 31, 2010 was substantially less than the U.S. statutory tax rate primarily because of the tax benefits recognized for the reversal of a portion of the valuation allowance in the U.S. relating to the ICO acquisition and due to the Company's overall foreign rate being less than the U.S. statutory rate. These favorable effects on the Company's tax rate were partially offset by no tax benefits being recognized for losses in the U.S. and certain foreign jurisdictions which have valuation allowances recorded.

CRITICAL ACCOUNTING POLICIES

The Company has identified critical accounting policies that, as a result of the judgments, uncertainties, and the operations involved, could result in material changes to its financial condition or results of operations under different conditions or using different assumptions. The Company's most critical accounting policies relate to the allowance for doubtful accounts, inventory reserve, restructuring charges, purchase accounting and goodwill, long-lived assets, income taxes, pension and other postretirement benefits and stock-based compensation.

Allowance for Doubtful Accounts

Management records an allowance for doubtful accounts receivable based on the current and projected credit quality of the Company's customers, historical experience, customer payment history, expected trends and other factors that affect collectability. Changes in these factors or changes in economic circumstances could result in changes to the allowance for doubtful accounts.

Inventory Reserve

Management establishes an inventory reserve based on historical experience and amounts expected to be realized for slow-moving and obsolete inventory. The Company continuously monitors its slow-moving and obsolete inventory and makes adjustments as considered necessary. The proceeds from the sale or dispositions of these inventories may differ from the net recorded amount.

Restructuring Charges

The Company's policy is to recognize restructuring costs in accordance with the accounting rules related to exit or disposal cost obligations and compensation and non-retirement post-employment benefits. Detailed contemporaneous documentation is maintained and updated to ensure that accruals are properly supported. If management determines that there is a change in estimate, the accruals are adjusted to reflect this change.

Purchase Accounting and Goodwill

Business combinations are accounted for using the purchase method of accounting. This method requires the Company to record assets and liabilities of the business acquired at their estimated fair market values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. The Company uses valuation specialists to perform appraisals and assist in the determination of the fair values of the assets acquired and liabilities assumed. These valuations require management to make estimates and assumptions that are critical in determining the fair values of the assets and liabilities.

Goodwill is tested for impairment annually as of June 1 using a qualitative analysis, as well as a quantitative analysis using a combination of the income and market valuation techniques. If circumstances change during interim periods between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying value, the Company would test goodwill for impairment. Factors which would necessitate an interim goodwill impairment assessment include a sustained decline in the Company's stock price, prolonged negative industry or economic trends, and significant underperformance relative to expected historical or projected future operating results. Goodwill has been allocated to three of the Company's reporting units in EMEA (masterbatch, specialty powders, and distribution services) and two reporting units in the Americas (masterbatch and specialty powders).

As previously discussed, effective September 1, 2012, the masterbatch product family was split into two separate product families, Custom Performance Colors and Masterbatch Solutions. In fiscal 2013, the related goodwill will be allocated to the Custom Performance Colors and Masterbatch Solutions reporting units in EMEA and the Americas based on relative fair value of these reporting units.

Qualitative Analysis

In September 2011, the Financial Accounting Standards Board issued new accounting guidance on testing goodwill for impairment. The new accounting guidance allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on a qualitative assessment, if the fair value of a reporting unit is more likely than not lower than its carrying amount, the entity must then test goodwill for impairment from a quantitative perspective. The Company early adopted the new accounting standard in conjunction with its June 1, 2012 goodwill impairment test.

The Company applied the new qualitative goodwill impairment accounting guidance to its EMEA masterbatch and EMEA distribution services reporting units as of June 1, 2012. Qualitative trends and factors considered in the Company's analysis included overall economic conditions, access to the capital markets, industry projections, competitive environment, actual and forecasted operating results, business strategy, stock price and market capitalization, and other relevant qualitative trends and factors. These trends and factors were both compared to, and based on, the assumptions used in the quantitative assessment performed in fiscal 2011. As of June 1, 2012, the Company concluded that it was more likely than not that the fair value of both the Company's EMEA masterbatch and EMEA distribution services reporting units substantially exceeded the respective carrying amounts.

Quantitative Analysis

Goodwill for the Company's EMEA specialty powders, Americas masterbatch and Americas specialty powers reporting units was assessed for impairment as of June 1, 2012 using quantitative fair value measurement techniques. Specifically, the testing of goodwill for impairment was determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. The fair values of these three reporting units were established using a combination of the income and market approaches. These valuation methodologies use estimates and assumptions including, but not limited to, the determination of appropriate market comparables, projected future cash flows (including timing and profitability), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and projected future economic and market conditions.

Based on this quantitative analysis, management concluded that as of June 1, 2012, the Americas masterbatch and Americas specialty powders reporting units had fair values that substantially exceeded their carrying values. Management also concluded, based on the quantitative analysis performed, that as of June 1, 2012, the fair value of the EMEA specialty powders reporting unit exceeded its carrying value by 10%. As of August 31, 2012, the Company's EMEA specialty powders reporting unit had goodwill of $18 million. A change in European macroeconomic conditions, as well as future changes in the judgments, assumptions and estimates that were used in the Company's goodwill impairment testing for the EMEA specialty powders reporting unit, including the discount rate and future cash flow projections, could result in a significantly different estimate of the fair value. Generally, goodwill recorded in business combinations is more susceptible to risk of impairment soon after the acquisition primarily because the business combination is recorded at fair value based on operating plans and economic conditions present at the time of the acquisition. If operating results or economic conditions deteriorate soon after an acquisition, it could result in the impairment of the acquired goodwill.

See Note 4 for further discussion on goodwill.

Long-lived Assets

Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset or asset group may not be recoverable. Recoverability of assets and asset groups to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows estimated by the Company to be generated by such assets or asset groups. Fair value is the basis for the measurement of any asset write-downs that are recorded. Estimated remaining useful lives are used in the measurement of any adjustments that are reflected as accelerated depreciation in cost of sales.

Income Taxes

The Company's provision for income taxes involves a significant amount of judgment by management. This provision is impacted by the income and tax rates of the countries where the Company operates. A change in the geographical source of the Company's income can have a significant effect on the tax rate. No taxes are provided on earnings which are permanently reinvested.

Various taxing authorities periodically audit the Company's tax returns. These audits may include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures associated with these various tax filing positions, the Company records tax liabilities for uncertain tax positions where the likelihood of sustaining the position is not more-likely-than-not based on its technical merits. A significant period of time may elapse before a particular matter, for which the Company has recorded a tax liability, is audited and fully resolved.

The establishment of the Company's tax liabilities relies on the judgment of management to estimate the exposures associated with its various filing positions. Although management believes those estimates and judgments are reasonable, actual results could differ, resulting in gains or losses that may be material to the Company's consolidated statements of operations.

To the extent that the Company prevails in matters for which tax liabilities have been recorded, or are required to pay amounts in excess of these tax liabilities, the Company's effective tax rate in any given financial statement period could be materially affected. An unfavorable tax settlement could result in an increase in the Company's effective tax rate in the financial statement period of resolution. A favorable tax settlement could be recognized as a reduction in the Company's effective tax rate in the financial statement period of resolution.

The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether a valuation allowance is needed. Evidence, such as the results of operations for the current and preceding years, is given more weight than projections of future income, which is inherently uncertain. The Company's losses in the U.S. in recent periods provide sufficient negative evidence to require a full valuation allowance against its net deferred tax assets in the U.S. The Company intends to maintain a valuation allowance against its net deferred tax assets in the U.S. until sufficient positive evidence exists to support realization of such assets.

Pension and Other Postretirement Benefits

Defined pension plans and other postretirement benefit plans are a significant cost of doing business that represents obligations that will be ultimately settled far into the future and therefore subject to estimation. Pension and postretirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee's approximate period of employment based on the terms of the plans and the investment and funding decisions made by the Company. While management believes the Company's assumptions are appropriate, significant differences in the Company's actual experience or significant changes in the Company's assumptions, including the discount rate used and the expected long-term rate of return on plan assets, may materially affect the Company's pension and postretirement obligations and future expenses.

The Company has several postretirement benefit plans worldwide. These plans consist primarily of defined benefit and defined contribution pension plans and other postretirement benefit plans. For financial statements prepared in conformity with accounting principles generally accepted in the United States of America, many assumptions are required to be made in order to value the plans' liabilities on a projected and accumulated basis, as well as to determine the annual expense for the plans. The assumptions chosen take into account historical experience, the current economic environment and management's best judgment regarding future experience. Assumptions include the discount rate, the expected long-term rate of return on assets, future salary increases, health care escalation rates, cost of living increases, turnover, retirement ages and mortality. Accounting guidance requires the full unfunded liability to be recognized on the consolidated balance sheet. The cumulative difference between actual experience and assumed experience is included in accumulated other comprehensive income (loss). For most of the plans, these gains or losses are recognized in expense over the average future working lifetime of employees to the extent that they exceed 10% of the greater of the Projected Benefit Obligation (or Accumulated Postretirement Benefit Obligation for other postretirement benefits) and assets. The effects of any plan changes are also included as a component of accumulated other comprehensive income (loss) and then recognized in expense over the average future working lifetime of the affected plan.

For the majority of the Company's pension plans, the Company consults with various actuaries at least annually when reviewing and selecting the discount rates to be used. The discount rates used by the Company are based on yields of various corporate and governmental bond indices with actual maturity dates that approximate the estimated benefit payment streams of the related pension plans. The discount rates are also reviewed in comparison with current benchmark indices, economic market conditions and the movement in the benchmark yield since the previous fiscal year. The liability weighted-average discount rate for the defined benefit pension plans is 3.8% for fiscal 2012, compared with 4.9% in fiscal 2011. For the other postretirement benefit plan, the rate is 3.5% for fiscal 2012 and 4.5% for fiscal 2011. This rate represents the interest rates generally available in the United States, which is the Company's only country with other postretirement benefit liabilities. Another assumption that affects the Company's pension expense is the expected long-term rate of return on assets. Some of the Company's plans are funded. The weighted-average expected long-term rate of return on assets assumption is 6.4% for fiscal 2012. In consultation with its actuaries, the Company estimates its pension expense will increase by $1.5 million in fiscal 2013 compared with fiscal 2012 primarily as a result of a decreased weighted-average discount rate assumption.

The Company's principal objective is to ensure that sufficient funds are available to provide benefits as and when required under the terms of the plans. The Company utilizes investments that provide benefits and maximizes the long-term investment performance of the plans without taking on undue risk while complying with various legal funding requirements. The Company, through its investment advisors, has developed detailed asset and liability models to aid in implementing optimal asset allocation strategies. Equity securities are invested in equity indexed funds, which minimizes concentration risk while offering market returns. The debt securities are invested in a long-term bond indexed fund which provides a stable low risk return. The fixed insurance contracts allow the Company to closely match a portion of the liability to the expected payout of benefit with little risk. The Company, in consultation with its actuaries, analyzes current market trends, the current plan performance and expected market performance of both the equity and bond markets to arrive at the expected return on each asset category over the long term.

The following table illustrates the sensitivity to a change in the assumed discount rate and expected long-term rate of return on assets for the Company's pension plans and other postretirement plans as of August 31, 2012:

Change in Assumption	**Impact on Fiscal 2012 Benefits Expense**	**Impact on August 31, 2012 Projected Benefit Obligation for Pension Plans**	**Impact on August 31, 2012 Projected Benefit Obligation for Postretirement Plans**
		(In thousands)	
25 basis point decrease in discount rate	$ 386	$ 5,571	$ 367
25 basis point increase in discount rate	$(290)	$(5,278)	$(351)
25 basis point decrease in expected long-term rate of return on assets	$ 63	$ —	$ —
25 basis point increase in expected long- term rate of return on assets	$ (63)	$ —	$ —

Stock-based Compensation

The Company grants certain types of equity grants which involve market conditions for determining vesting, which requires the use of a valuation model. These awards vest based on total shareholder return over a certain period compared to the shareholder return of other peer companies. The concept of modeling is used with such awards because observable market prices for these types of awards are not available. The modeling technique that is generally considered to most appropriately value this type of award is the Monte Carlo simulation. These models are considered to be a more refined estimate of fair value for awards with market conditions than the Black-Scholes model. The Monte Carlo simulation requires assumptions based on management's judgment regarding, among others, the volatility of the Company's stock, the expected forfeiture rate, the correlation rate of the Company's stock price compared to peer companies and the Company's dividend yield. The Company uses historical data to determine the assumptions to be used in the Monte Carlo simulation and has no reason to believe that future data is likely to differ from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments, future forfeitures and future correlation experience may result in a material change to the fair value calculation of stock-based awards. While management believes the Company's assumptions used are appropriate, significant differences in the Company's actual experience or significant changes in the Company's assumptions, including the volatility of the Company's stock, the expected forfeiture rate, the expected life of the stock award, the correlation rate and the dividend yield, may materially affect the Company's future stock-based compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided from operations was $99.5 million, $68.9 million and $4.4 million for the years ended August 31, 2012, 2011 and 2010, respectively. The improvement of $30.6 million in cash provided by operations was primarily due to the improvements in earnings and working capital management in fiscal 2012 as compared with 2011. The Company has generated $168.4 million in net cash from operations in fiscal 2012 and 2011 combined.

The Company's cash and cash equivalents decreased $31.7 million since August 31, 2011. This decrease was driven primarily by the acquisition of Elian SAS for $64.9 million in net cash consideration (funded in Euros), the repurchase of treasury shares totaling $26.8 million, expenditures for capital projects of $34.0 million, and dividend payments of $20.9 million. Combined, these four uses of cash and cash equivalents totaled $146.6 million, and were mostly offset by increased net borrowings on revolving credit facilities of $33.1 million and net cash provided from operations.

The Company's approximate working capital days are summarized as follows:

	August 31, 2012	August 31, 2011
Days in receivables	52	54
Days in inventory	50	48
Days in payables	45	42
Total working capital days	57	60

The following table summarizes certain key balances on the Company's consolidated balance sheets and related metrics:

	August 31, 2012	August 31, 2011	$ Change	% Change
	(In thousands, except for %'s)			
Cash and cash equivalents	$124,031	$155,753	$(31,722)	(20.4)%
Working capital, excluding cash	$217,018	$273,964	$(56,946)	(20.8)%
Long-term debt	$174,466	$184,598	$(10,132)	(5.5)%
Total debt	$209,877	$196,148	$ 13,729	7.0%
Net debt*	$ 85,846	$ 40,395	$ 45,451	112.5%
Total A. Schulman, Inc.'s Stockholders' equity	$501,396	$548,504	$(47,108)	(8.6)%

* Total debt less cash and cash equivalents

As of August 31, 2012, 71% of the Company's cash and cash equivalents were held by its foreign subsidiaries, compared to 87% as of August 31, 2011. The decrease in the percentage of cash and cash equivalents held by foreign subsidiaries as of August 31, 2012 as compared to August 31, 2011 is primarily due to the increase in the distribution of cash from the Company's European subsidiaries to the U.S. at the end of fiscal 2012 compared to 2011. The majority of these foreign cash balances are associated with earnings that we have asserted are permanently reinvested and which we plan to use to support continued growth plans outside the U.S. through funding of capital expenditures, acquisitions, operating expenses or other similar cash needs of foreign operations. From time to time, we repatriate cash from foreign subsidiaries to the U.S. for normal operating needs and service outstanding debt through intercompany dividends and to fund acquisition activities, such as the fiscal 2013 acquisition of ECM Plastics, Inc. These dividends are typically paid out of current year earnings that we have not asserted to be permanently reinvested.

Working capital, excluding cash, was $217.0 million as of August 31, 2012, a decrease of $56.9 million from August 31, 2011. The decrease in working capital was primarily due to the decrease in accounts receivable of $42.3 million, the decrease in inventory of $17.5 million and the increase in short-term debt of $23.9 million, offset by decreases of $15.6 million and $6.3 million in accrued liabilities and accounts payable, respectively, since August 31, 2011. The translation effect of foreign currencies, primarily the Euro, decreased accounts receivable by $30.6 million and inventory by $25.5 million. Excluding the impact of translation of foreign currencies, accounts receivable decreased $11.7 million, or 3.4%, and inventory increased $8.0 million, or 3.0%. The increase in inventory, excluding foreign currency, was primarily due to increased tonnage. Accounts payable increased $19.2 million, excluding the impact of foreign currency, primarily as a result of the aforementioned increase in inventory and working capital management. The increase in short-term debt was a result of the reclassification of the Senior Notes in the United States from long-term debt to short-term debt in fiscal 2012. These Senior Notes are expected to be repaid in fiscal 2013 using the Company's revolving loan facility.

Capital expenditures for the year ended August 31, 2012 were $34.0 million compared with $26.4 million last year. Capital expenditures for fiscal year 2012 primarily related to additional manufacturing lines to address increasing regional demand and the investment in the Akron, Ohio plant to add engineering plastics compounding capabilities.

In the second quarter of fiscal 2011, the Company and certain of its wholly-owned subsidiaries entered into a Credit Agreement, dated January 7, 2011 and containing a maturity date of January 7, 2016, with JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, and J.P. Morgan Chase Bank Berhad, each as global agent, and other lenders (the "Credit Agreement"). The Credit Agreement provides an aggregate revolving loan facility (the "Revolving Facility") not to exceed $300 million comprised of a foreign tranche revolving loan of up to the U.S. dollar equivalent of $45 million, a Malaysian tranche revolving loan available in Malaysian ringgits of up to the U.S. dollar equivalent of $5 million and the remaining availability as a U.S. tranche revolving loan. The foreign tranche can be drawn in either Euros or Australian dollars. The Credit Agreement contains certain covenants that, among other things, restrict the Company's ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens. The Company must also maintain a minimum interest coverage ratio and may not exceed a maximum net debt leverage ratio. As of August 31, 2012, the Company was not in violation of any of its covenants relating to the Revolving Facility. The Company was well within compliance with these covenants and does not believe a subsequent covenant violation is reasonably possible as of August 31, 2012. The Revolving Facility matures on January 7, 2016 and contains an accordion feature that would allow the Company to increase its total debt commitment by $150 million with the same original terms and conditions, pending required approval and funding. Outstanding borrowings under the new Credit Agreement are classified as long-term debt as of August 31, 2012.

Interest rates on the Revolving Facility are based on LIBOR, KLIBOR or EURIBOR (depending on the borrowing currency) plus a spread determined by the Company's total leverage ratio. The Company also pays a facility fee on the commitments whether used or unused. The Revolving Facility allows for a provision which provides a portion of the funds available as a short-term swing-line loan. The swing-line loan interest rate varies based on a mutually agreed upon rate between the bank and the Company. As of August 31, 2012, the amount available under the Revolving Facility was reduced by outstanding letters of credit of $1.7 million and borrowings of $117.0 million. Outstanding letters of credit and borrowings as of August 31, 2011 were $1.9 million and $85.0 million, respectively.

On March 1, 2006, the Company issued senior guaranteed notes ("Senior Notes") in the private placement market consisting of the following:

- $30.0 million of Senior Notes in the United States, maturing on March 1, 2013, with a variable interest rate of LIBOR plus 80 bps ("Dollar Notes"). The Company may, at its option, prepay all or part of the Dollar Notes. As of August 31, 2012, the Dollar Notes are classified as short-term debt in the Company's consolidated balance sheet.

- €50.3 million of Senior Notes in Germany, maturing on March 1, 2016, with a fixed interest rate of 4.485% ("Euro Notes"). The outstanding Euro Notes approximate $60.3 million as of August 31, 2012.

The Senior Notes are guaranteed by the Company's wholly-owned domestic subsidiaries and contain covenants substantially identical to those in the Revolving Facility. As of August 31, 2012, the Company was not in violation of any of its covenants relating to the Senior Notes. The Company was well within compliance with these covenants and does not believe a subsequent covenant violation is reasonably possible as of August 31, 2012.

Both the Revolving Facility and the Senior Notes are supported by guaranties of certain material domestic subsidiaries and pledges of up to 65% of the capital stock of certain of the Company's directly owned foreign subsidiaries.

The Company's interest bearing short-term debt of $35.4 million as of August 31, 2012 had a weighted-average interest rate of approximately 1.8%. Interest bearing short-term debt as of August 31, 2011 was $8.5 million with a weighted-average interest rate of approximately 5.6%.

Below summarizes the Company's available funds as of August 31, 2012 and 2011:

	As of August 31,	
	2012	2011
	(In thousands)	
Credit Facility	$300,000	$300,000
Foreign uncollateralized short-term lines of credit	48,098	65,436
Total gross available funds from credit lines and notes	$348,098	$365,436
Credit Facility	181,299	213,121
Foreign uncollateralized short-term lines of credit	43,752	58,437
Total net available funds from credit lines and notes	$225,051	$271,558

Total net available funds from credit lines and notes represents the total gross available funds from credit lines and notes less outstanding borrowings of $121.3 million and $92.0 million as of August 31, 2012 and 2011, respectively, and issued letters of credit of $1.7 million and $1.9 million as of August 31, 2012 and 2011, respectively.

The Company's underfunded pension liability is $94.8 million as of August 31, 2012. This amount is primarily due to an unfunded plan of $76.7 million maintained by the Company's German subsidiary. Under this plan, no separate vehicle is required to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

During the year ended August 31, 2012, the Company paid cash dividends aggregating to $0.72 per share. The total amount of these dividends was $20.9 million. Cash flow has been sufficient to fund the payment of these dividends.

For the year ended August 31, 2012, the Company issued 51,000 shares of common stock upon the exercise of stock options and 108,000 shares of common stock were issued for restricted stock and performance share awards, net of forfeitures. The total amount received from the issuance of common stock was $0.9 million.

On April 1 2011, the Board of Directors approved a three-year share repurchase program under which the Company is authorized to repurchase up to $100 million of its common stock in the open market or in privately negotiated transactions, subject to market and other conditions ("2011 Repurchase Program"). The 2011 Repurchase Program replaces the Company's previous share repurchase program which was approved in fiscal 2008 ("2008 Repurchase Program").

As part of the 2011 Repurchase Program, on May 12, 2011, the Company entered into a one-year $30 million share repurchase plan established under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Repurchase Plan"). Under the Repurchase Plan, the Company's designated broker repurchased 1,218,429 shares of its common stock under the 2011 Repurchase Program in the first quarter of fiscal 2012 at an average price of $17.60 per share. As of October 10, 2011 the Company fulfilled the Repurchase Plan by repurchasing a cumulative 1,603,979 shares of its common stock in fiscal 2011 and the first quarter of fiscal 2012 at an average price of $18.70 per share.

On November 28, 2011, the Company entered into a new 18-month $30 million share repurchase plan established under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and repurchases under this plan are subject to specific parameters and contain certain price and volume constraints. In the fourth quarter of fiscal 2012, the Company increased this share repurchase plan to $70 million, the remaining amount under the 2011 Repurchase Program. The Company repurchased 244,597 shares of common stock during the fourth quarter of fiscal 2012 at an average price of $21.56 per share under this plan. Shares valued at $64.7 million remained authorized for repurchase as of August 31, 2012.

The Company repurchased approximately 1.5 million shares of its common stock in fiscal 2012 at an average price of $18.26 per share for a total cost of $26.8 million.

The Company has foreign currency exposures primarily related to the Euro, British pound sterling, Polish zloty and Brazilian real, among others. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the accumulated other comprehensive income (loss) account in stockholders' equity. A significant portion of the Company's operations uses the Euro as its functional currency. The change in the value of the U.S. dollar during the year ended August 31, 2012 decreased the accumulated other comprehensive income (loss) account by $46.6 million which was primarily the result of a 12.7% decrease in the value of the Euro from 1.445 Euros to 1 U.S. dollar as of August 31, 2011 to 1.261 as of August 31, 2012. The twelve-month average value of the Euro in fiscal 2011 of 1.390 Euros to 1 U.S. dollar decreased 5.8% to 1.310 in fiscal 2012.

Cash flow from operations, borrowing capacity under the credit facilities and current cash and cash equivalents are expected to provide sufficient liquidity to maintain the Company's current operations and capital expenditure requirements, pay dividends, repurchase shares, pursue acquisitions and service outstanding debt.

A summary of the Company's future obligations subsequent to August 31, 2012 is presented below:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
			(In thousands)		
Short-Term Debt(a)	$ 35,311	$ —	$ —	$ —	$ 35,311
Long-Term Debt(a)	—	6,422	167,798	—	174,220
Capital Lease Obligations(a)	100	1,052	1,353	12,783	15,288
Operating Lease Obligations(b)	5,326	7,178	2,651	1,470	16,625
Purchase Obligations(c)	137,049	21,564	7,502	—	166,115
Pension Obligations(d)	4,664	—	—	—	4,664
Postretirement Benefit Obligations(e)	791	1,650	1,692	4,257	8,390
Deferred Compensation Obligations(f)	200	400	325	50	975
Interest Payments(g)	8,793	16,311	2,350	—	27,454
Uncertain Tax Position(h)	1,443	—	—	—	1,443
ECM Plastics, Inc. Acquisition(i)	36,500	—	—	—	36,500
NATPET Investment(j)	14,000	—	—	—	14,000
	$244,177	$54,577	$183,671	$18,560	$500,985

(a) Short-term debt, long-term debt and capital lease information is provided in the Notes to the Consolidated Financial Statements appearing. Short-term debt and long-term debt in the table above exclude capital lease obligations.

(b) Operating lease information is provided in the Notes to the Consolidated Financial Statements.

(c) Purchase obligations include purchase contracts and purchase orders for inventory.

(d) Pension obligations represent future estimated pension payments to comply with local funding requirements, as well as estimated benefit payments. The projected payments beyond fiscal year 2013 are not currently determinable.

(e) Postretirement benefit obligations represent the estimated benefit payments of the U.S. postretirement benefit plan using the plan provisions in effect as of August 31, 2012.

(f) Deferred compensation obligations represent payments in accordance with agreements for two individuals for a ten-year period through fiscal 2018.

(g) Interest obligations on the Company's short and long-term debt are included assuming the outstanding debt levels and interest rates will be consistent with those as of August 31, 2012.

(h) Uncertain tax position includes expected payments due to proposed local tax examination adjustments.

(i) ECM Plastics, Inc. acquisition represents the consideration provided in September 2012.

(j) Joint venture agreement with NATPET of Jeddah, Saudi Arabia. Under the terms of the Agreement, the Company's initial investment in the venture is approximately €11 million, or approximately $14 million.

The Company had $6.9 million of gross unrecognized tax benefits and $1.1 million of accrued interest and penalties on unrecognized tax benefits as of August 31, 2012 for which it could not reasonably estimate the timing and amount of future payments; therefore, no amounts were included in the Company's future obligations table. Additional information on unrecognized tax benefits is provided in the Notes to the Consolidated Financial Statements.

The Company's outstanding commercial commitments as of August 31, 2012 are not material to the Company's financial position, liquidity or results of operations except as discussed in the Notes to the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

NEW ACCOUNTING PRONOUNCEMENTS

For a discussion of new accounting pronouncements, see Note 1 to the consolidated financial statements in ITEM 8, FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, of this Annual Report on Form 10-K.

Cautionary Statements

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments and may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and relate to future events and expectations. Forward-looking statements contain such words as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Forward-looking statements are based on management's current expectations and include known and unknown risks, uncertainties and other factors, many of which management is unable to predict or control, that may cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements, and that could adversely affect the Company's future financial performance, include, but are not limited to, the following:

- worldwide and regional economic, business and political conditions, including continuing economic uncertainties in some or all of the Company's major product markets or countries where the Company has operations;
- the effectiveness of the Company's efforts to improve operating margins through sales growth, price increases, productivity gains, and improved purchasing techniques;
- competitive factors, including intense price competition;
- fluctuations in the value of currencies in major areas where the Company operates;
- volatility of prices and availability of the supply of energy and raw materials that are critical to the manufacture of the Company's products, particularly plastic resins derived from oil and natural gas;
- changes in customer demand and requirements;
- effectiveness of the Company to achieve the level of cost savings, productivity improvements, growth and other benefits anticipated from acquisitions, joint ventures and restructuring initiatives;
- escalation in the cost of providing employee health care;
- uncertainties regarding the resolution of pending and future litigation and other claims;
- the performance of the global automotive market; and
- further adverse changes in economic or industry conditions, including global supply and demand conditions and prices for products.

The risks and uncertainties identified above are not the only risks the Company faces. Additional risk factors that could affect the Company's performance are set forth in ITEM 1A, RISK FACTORS, of this Annual Report on Form 10-K. In addition, risks and uncertainties not presently known to the Company or that it believes to be immaterial also may adversely affect the Company. Should any known or unknown risks or uncertainties develop into actual events, or underlying assumptions prove inaccurate, these developments could have material adverse effects on the Company's business, financial condition and results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company's exposure to market risk from changes in interest rates relates primarily to variable rate debt obligations which include the Revolving Facility, the U.S. portion of the outstanding Senior Notes and other floating rate debt. As of August 31, 2012, the Company had $153.2 million outstanding against these facilities. Borrowing costs may fluctuate depending upon the volatility of interest rates and amounts borrowed. There would be an estimated $0.3 million impact on annual interest expense from either a 10% increase or decrease in market rates of interest on outstanding variable rate borrowings as of August 31, 2012.

Foreign Currency Exchange Risk

The Company conducts business on a multinational basis in a variety of foreign currencies. The Company's exposure to market risk for changes in foreign currency exchange rates arises from anticipated transactions from international trade and repatriation of foreign earnings. The Company's principal foreign currency exposures relate to the Euro, British pound sterling, Polish zloty and Brazilian real, among others.

The Company enters into forward exchange contracts to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The total value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations. The potential change in fair value as of August 31, 2012 for such financial instruments from an increase or decrease of 10% in quoted foreign currency exchange rates would be $0.4 million.

Commodity Price Risk

The Company uses certain commodities, primarily plastic resins, in its manufacturing processes. The cost of operations can be affected as the market for these commodities changes. As the price of resin increases or decreases, market prices for the Company's products will also generally increase or decrease. This will typically lead to higher or lower average selling prices and will impact the Company's gross profit and operating income. The impact on operating income is due to a lag in matching the change in raw material cost of sales and the change in product sales prices. The Company attempts to minimize its exposure to resin price changes by monitoring and carefully managing the quantity of its inventory on hand and product sales prices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

A. Schulman, Inc.

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of A. Schulman, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report On Internal Control Over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, management has excluded Elian SAS (Elian) from its assessment of internal control over financial reporting as of August 31, 2012, because it was acquired by the Company in a purchase business combination during 2012. We have also excluded Elian from our audit of internal control over financial reporting. Elian's total assets and total net sales represented 7.0% and 1.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2012.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
October 24, 2012

A. SCHULMAN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended August 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Net sales	$2,106,753	$2,192,955	$1,590,443
Cost of sales	1,829,336	1,907,409	1,357,575
Selling, general and administrative expenses	192,439	206,406	179,821
Restructuring expense	9,256	8,117	5,054
Asset impairment	3,392	8,150	5,668
Curtailment (gains) losses	(310)	—	270
Operating income	72,640	62,873	42,055
Interest expense	8,377	6,453	5,010
Interest income	(699)	(922)	(1,345)
Foreign currency transaction (gains) losses	245	1,595	884
Other (income) expense, net	(1,251)	(1,720)	(2,425)
Income from continuing operations before taxes	65,968	57,467	39,931
Provision (benefit) for U.S. and foreign income taxes	13,919	15,782	(4,419)
Income from continuing operations	52,049	41,685	44,350
Loss from discontinued operations, net of tax of $0	—	—	(239)
Net income	52,049	41,685	44,111
Noncontrolling interests	(1,162)	(689)	(221)
Net income attributable to A. Schulman, Inc.	$ 50,887	$ 40,996	$ 43,890
Weighted-average number of shares outstanding:			
Basic	29,389	30,978	27,746
Diluted	29,549	31,141	27,976
Earnings (losses) per share of common stock attributable to A. Schulman, Inc. — Basic:			
Income from continuing operations	$ 1.73	$ 1.32	$ 1.59
Loss from discontinued operations	—	—	(0.01)
Net income	$ 1.73	$ 1.32	$ 1.58
Earnings (losses) per share of common stock attributable to A. Schulman, Inc. — Diluted:			
Income from continuing operations	$ 1.72	$ 1.32	$ 1.58
Loss from discontinued operations	—	—	(0.01)
Net income	$ 1.72	$ 1.32	$ 1.57
Cash dividends per common share	$ 0.72	$ 0.62	$ 0.60

The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC.

CONSOLIDATED BALANCE SHEETS

	August 31, 2012	August 31, 2011
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 124,031	$ 155,753
Accounts receivable, net	304,698	347,036
Inventories, average cost or market, whichever is lower	247,222	264,747
Prepaid expenses and other current assets	32,403	34,376
Total current assets	708,354	801,912
Property, plant and equipment, at cost:		
Land and improvements	28,739	30,826
Buildings and leasehold improvements	156,951	165,267
Machinery and equipment	363,811	382,828
Furniture and fixtures	39,404	41,860
Construction in progress	14,320	12,967
Gross property, plant and equipment	603,225	633,748
Accumulated depreciation and investment grants of $579 in 2012 and $815 in 2011	377,349	399,448
Net property, plant and equipment	225,876	234,300
Other assets:		
Deferred charges and other noncurrent assets	41,146	35,947
Goodwill	128,353	91,753
Intangible assets, net	90,038	76,075
Total other assets	259,537	203,775
Total assets	$1,193,767	$1,239,987
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 248,069	$ 254,405
U.S. and foreign income taxes payable	4,268	11,072
Accrued payroll, taxes and related benefits	42,275	44,560
Other accrued liabilities	37,282	50,608
Short-term debt	35,411	11,550
Total current liabilities	367,305	372,195
Long-term debt	174,466	184,598
Pension plans	92,581	84,673
Other long-term liabilities	29,324	24,161
Deferred income taxes	22,402	20,055
Total liabilities	686,078	685,682
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock, $1 par value, authorized — 75,000 shares, issued — 47,958 shares in 2012 and 47,816 shares in 2011	47,958	47,816
Additional paid-in capital	259,253	254,184
Accumulated other comprehensive income (loss)	(5,921)	50,007
Retained earnings	571,205	541,256
Treasury stock, at cost, 18,649 shares in 2012 and 17,207 shares in 2011	(371,099)	(344,759)
Total A. Schulman, Inc.'s stockholders' equity	501,396	548,504
Noncontrolling interests	6,293	5,801
Total equity	507,689	554,305
Total liabilities and equity	$1,193,767	$1,239,987

The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock ($1 par value)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Non-controlling Interests	Total Equity
	(In thousands, except per share data)							
Balance at August 31, 2009	$ 2	$42,295	$115,358	$ 38,714	$492,513	$(322,812)	$4,901	$370,971
Comprehensive income (loss):								
Net income					43,890		221	
Foreign currency translation gain (loss)				(27,898)				
Net change in net actuarial losses (net of tax of $4,720)				(17,042)				
Net change in prior service costs (credit) (net of tax of $0)				(52)				
Total comprehensive income (loss)								(881)
Cash dividends paid, $0.60 per share					(16,754)			(16,754)
Acquisition of ICO		5,100	127,551					132,651
Stock options exercised		214	3,796					4,010
Restricted stock issued, net of forfeitures		123	(123)					—
Redemption of common stock to cover tax withholdings		(42)	(914)					(956)
Issuance of treasury stock						35		35
Redemption of preferred stock	(2)							(2)
Amortization of restricted stock			4,066					4,066
Balance at August 31, 2010	—	47,690	249,734	(6,278)	519,649	(322,777)	5,122	493,140
Comprehensive income (loss):								
Net income					40,996		689	
Foreign currency translation gain (loss)				42,550				
Net change in net actuarial losses (net of tax of $4,178)				11,703				
Net change in prior service costs (credit) (net of tax of $0)				2,032				
Total comprehensive income (loss)								97,970
Cash dividends paid, $0.62 per share					(19,389)			(19,389)
Cash distributions to noncontrolling interests							(700)	(700)
Capital contributions from noncontrolling interests							690	690
Purchase 1,011 shares of treasury stock						(22,154)		(22,154)
Issuance of treasury stock			27			172		199
Stock options exercised		52	917					969
Restricted stock issued, net of forfeitures		121	(121)					—
Redemption of common stock to cover tax withholdings		(47)	(996)					(1,043)
Amortization of restricted stock			4,623					4,623
Balance at August 31, 2011	—	47,816	254,184	50,007	541,256	(344,759)	5,801	554,305
Comprehensive income (loss):								
Net income					50,887		1,162	
Foreign currency translation gain (loss)				(46,557)			(90)	
Net change in net actuarial losses (net of tax of $4,204)				(6,200)				
Net change in prior service costs (credit) (net of tax of $0)				(3,171)				
Total comprehensive income (loss)								(3,969)
Cash dividends paid, $0.72 per share					(20,938)			(20,938)
Cash distributions to noncontrolling interests							(580)	(580)
Purchase 1,463 shares of treasury stock						(26,752)		(26,752)
Issuance of treasury stock			20			412		432
Stock options exercised		51	864					915
Restricted stock issued, net of forfeitures		108	(108)					—
Redemption of common stock to cover tax withholdings		(17)	(365)					(382)
Amortization of restricted stock			4,658					4,658
Balance at August 31, 2012	$—	$47,958	$259,253	$ (5,921)	$571,205	$(371,099)	$6,293	$507,689

The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended August 31,		
	2012	2011	2010
	(In thousands)		
Operating:			
Net income	$ 52,049	$ 41,685	$ 44,111
Adjustments to reconcile net income to net cash provided from (used in) operating activities:			
Depreciation	29,176	32,342	25,188
Amortization	9,608	7,932	2,261
Deferred tax provision	(14,733)	1,261	(25,742)
Pension, postretirement benefits and other deferred compensation	10,276	(909)	10,739
Net (gains) losses on asset sales	—	(140)	96
Asset impairment	3,392	8,150	5,668
Curtailment (gains) losses	(310)	—	270
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	16,788	(28,564)	(27,582)
Inventories	(6,222)	(27,269)	(43,067)
Accounts payable	9,584	32,803	21,621
Income taxes	(4,832)	9,052	(4,639)
Accrued payroll and other accrued liabilities	(11,563)	(1,463)	(2,255)
Other assets and long-term liabilities	6,284	(5,934)	(2,226)
Net cash provided from (used in) operating activities	99,497	68,946	4,443
Investing:			
Expenditures for property, plant and equipment	(34,003)	(26,359)	(18,977)
Proceeds from the sale of assets	1,581	10,041	6,570
Business acquisitions, net of cash acquired	(64,918)	(15,944)	(99,223)
Net cash provided from (used in) investing activities	(97,340)	(32,262)	(111,630)
Financing:			
Cash dividends paid	(20,938)	(19,389)	(16,754)
Increase (decrease) in notes payable	(6,339)	(2,196)	3,975
Borrowings on revolving credit facilities	188,730	250,268	86,000
Repayments on revolving credit facilities	(155,669)	(218,768)	(32,500)
Repayments on long-term debt	(3,552)	(115)	(25,951)
Payment of debt issuance costs	—	(2,220)	—
Cash distributions to noncontrolling interests	(580)	(700)	—
Preferred stock redemption	—	—	(2)
Issuances of stock, common and treasury	1,347	1,168	4,045
Redemptions of common stock	(382)	(1,043)	(956)
Purchases of treasury stock	(26,752)	(22,154)	—
Net cash provided from (used in) financing activities	(24,135)	(15,149)	17,857
Effect of exchange rate changes on cash	(9,744)	11,464	(16,590)
Net increase (decrease) in cash and cash equivalents	(31,722)	32,999	(105,920)
Cash and cash equivalents at beginning of year	155,753	122,754	228,674
Cash and cash equivalents at end of year	$ 124,031	$ 155,753	$ 122,754
Cash paid during the year for:			
Interest	$ 7,472	$ 5,737	$ 4,920
Income taxes	$ 26,964	$ 10,402	$ 18,187

The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

A. Schulman, Inc. (the "Company") is a leading international supplier of high-performance plastic compounds and resins. The Company's customers span a wide range of markets such as packaging, mobility, building and construction, electronics and electrical, agricultural, personal care and hygiene, sports and leisure, custom services and others. The Company employs approximately 3,100 people and has 34 manufacturing facilities in the Americas, Europe, Middle East and Africa ("EMEA") and Asia Pacific ("APAC").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries in which a controlling interest is maintained. All significant intercompany transactions have been eliminated.

Noncontrolling interests represent a 49% equity position of Alta Plastica S.A. in an Argentinean venture with the Company, a 30% equity position of Mitsubishi Chemical MKV Co. in a partnership with the Company, and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company. The Company's partnership with Mitsubishi Chemical MKV Company was dissolved by a vote of the partners effective December 31, 2011.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Actual results could differ from those estimates. Such estimates include the value of purchase consideration, valuation of accounts receivables, inventories, goodwill, intangible assets, other long-lived assets, contingencies, and assumptions used in the calculation of income taxes, pension and other postretirement benefits, stock-based compensation, restructuring, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors any factors which may have an impact and will adjust such estimates and assumptions when probable and estimable. Changes in those estimates will be reflected in the consolidated financial statements in future periods, as applicable.

Revenue Recognition

The Company's accounting policy regarding revenue recognition is to recognize revenue when there is persuasive evidence of a sales agreement, the delivery of goods has occurred where both title and the risks and rewards of ownership are transferred, the sales price is fixed or determinable and collection of related billings is reasonably assured.

The Company provides tolling services for a fee for processing of material provided and owned by customers. While providing these services, the Company may provide certain amounts of its materials, such as additives. These materials are charged to the customer as an addition to the tolling fees. The Company records revenues from tolling services and related materials when such services are performed. The only amounts recorded as revenue related to tolling are the processing fees and the charges related to materials provided by the Company.

Cost of Sales

Cost of sales is primarily comprised of direct materials and supplies consumed in the manufacturing, distribution and tolling of product, as well as related labor, depreciation and overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of sales also includes freight, packaging and warehousing.

Restructuring

The Company records restructuring costs related to the actions implemented to reduce excess and high-cost manufacturing capacity, and to reduce associate headcount. Employee-related costs include severance, supplemental unemployment compensation and benefits, medical benefits, pension curtailments, postretirement benefits, and other termination benefits. For ongoing benefit arrangements, a liability is recognized when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. These conditions are generally met when the restructuring plan is approved by management. For one-time benefit arrangements, a liability is incurred and accrued at the date the plan is communicated to employees, unless they will be retained beyond a minimum retention period. In this case, the liability is calculated at the date the plan is communicated to employees and is accrued ratably over the future service period. Other costs generally include non-cancelable lease costs, contract terminations, and relocation costs. A liability for these costs is recognized in the period in which the liability is incurred. Restructuring charges related to accelerated depreciation and asset impairments are recorded separately within the consolidated statement of operations. See Note 15 for further discussion on restructuring charges.

Asset Impairment

Long-lived assets, except goodwill, are reviewed for impairment when circumstances indicate the carrying value of an asset or asset group may not be recoverable. Recoverability of assets and asset groups to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows estimated by the Company to be generated by such assets or asset groups. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value. See Note 16 for further discussion on asset impairments.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are generally measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each reporting period end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Accumulated other comprehensive income (loss) in stockholders' equity includes translation adjustments arising from the use of different exchange rates from period to period.

Income Taxes

The Company recognizes income taxes during the period in which transactions enter into the determination of financial statement income. Accordingly, deferred taxes are provided for temporary differences between the book and tax bases of assets and liabilities. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. No taxes are provided on certain foreign earnings which are permanently reinvested. Accruals for uncertain tax positions are provided for in accordance with accounting rules related to uncertainty in income taxes. The Company records interest and penalties related to uncertain tax positions as a component of income tax expense. See Note 7 for further discussion on income taxes.

Cash Equivalents and Short-Term Investments

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company's cash equivalents and investments are diversified with numerous financial institutions which management believes to have acceptable credit ratings. These investments are primarily money-market funds and short-term time deposits. The money-market funds are primarily AAA rated by third parties. Management monitors the placement of its cash given the current credit market. The recorded amount of these investments approximates fair value. Investments with maturities between three and twelve months are considered to be short-term investments. As of August 31, 2012 and 2011, the Company did not hold any short-term investments.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Management records an allowance for doubtful accounts receivable based on the current and projected credit quality of the Company's customers, experience, customer payment history, expected trends and other factors that affect collectability. Changes in these factors or changes in economic circumstances could result in changes to the allowance for doubtful accounts. The Company reviews its allowance for doubtful accounts on a periodic basis. Trade accounts receivables are charged off against the allowance for doubtful accounts when the Company determines it is probable the account receivable will not be collected. Trade accounts receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. The Company does not have any off-balance sheet exposure related to its customers. See Note 3 for discussion on the allowance for doubtful accounts.

Inventories

The Company generally does not distinguish between raw materials and finished goods because numerous products that can be sold as finished goods are also used as raw materials in the production of other inventory items. Management establishes an estimated excess and obsolete inventory reserve based on historical experience and amounts expected to be realized for slow-moving and obsolete inventory.

Property, Plant and Equipment and Depreciation

Property, plant and equipment is recorded at cost. The cost of renewals and betterments is capitalized in the property accounts.

It is the Company's policy to depreciate the cost of property, plant and equipment over the estimated useful lives of the assets, or for leasehold improvements over the shorter of the applicable lease term or the estimated useful life of the asset, using the straight-line method. Depreciation is included in the appropriate cost of sales or selling, general and administrative expense caption on the consolidated statements of operations. The estimated useful lives used in the computation of depreciation are as follows:

Buildings and leasehold improvements	7 to 40 years
Machinery and equipment	5 to 10 years
Furniture and fixtures	5 to 10 years

Estimated useful lives are reviewed when certain events or operating conditions change and when appropriate, changes are made prospectively.

The cost of property sold or otherwise disposed of is eliminated from the property accounts and the related reserve accounts. Gains or losses are recognized when sales of property occur. Maintenance and repair costs are charged against income.

Purchase Accounting, Goodwill and Intangible Assets

Business combinations are accounted for using the purchase method of accounting. This method requires the Company to record assets and liabilities of the business acquired at their estimated fair market values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. The Company uses valuation specialists to perform appraisals and assist in the determination of the fair values of the assets acquired and liabilities assumed. These valuations require management to make estimates and assumptions that are critical in determining the fair values of the assets and liabilities.

Goodwill is tested for impairment annually as of June 1 for all reporting units. If circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, the Company would test goodwill for impairment during interim periods between annual tests.

Other amortizable intangible assets, which consist primarily of registered trademarks and tradenames, customer related intangibles, and developed technology, are amortized over their estimated useful lives on either a straight-line or double-declining basis, reflective of the pattern of economic benefits consumed. The estimated useful lives for each major category of amortizable intangible assets are:

Registered trademarks and tradenames	3 to 20 years
Customer related intangibles	9 to 19 years
Developed technology	10 to 15 years

See Note 4 for further discussion on goodwill and intangible assets.

Retirement Plans

The Company has several defined benefit and defined contribution pension plans, covering certain employees in the U.S. and in foreign countries. For certain plans in the U.S., pension funding is based on an amount paid to funds held in trust at an agreed rate for each hour for which employees are paid. Generally, the defined benefit pension plans accrue the current and prior service costs annually and funding is not required for all plans. See Note 8 for further discussion on retirement plans.

Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments in accordance with the applicable accounting guidance which requires all derivatives, whether designated in hedging relationships or not, to be recorded on the consolidated balance sheet at fair value. The Company's foreign exchange forward contracts are adjusted to their fair market value through the consolidated statement of operations. These contracts reduce exposure to currency movements affecting the translation of foreign currency denominated assets and liabilities primarily related to trade receivables and payables. Gains or losses on foreign exchange forward contracts that hedge specific transactions are recognized in the consolidated statement of operations offsetting the underlying foreign currency gains or losses. Currently, the Company does not designate any of these contracts as hedges. See Note 6 for further discussion on derivative instruments and hedging activities.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with the applicable accounting guidance for stock compensation, which require that the fair value of stock-based awards be estimated on the date of grant using an option pricing model. The fair value of the award is recognized as expense over the requisite service periods in the accompanying consolidated statements of operations. See Note 10 for further discussion on stock-based compensation.

Fair Value Measurement

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the Company considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Company records its financial assets and liabilities at fair value in accordance with the framework for measuring fair value in U.S. generally accepted accounting principles. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

- Level 3: Unobservable inputs which reflect an entity's own assumptions.

See Note 6 for further discussion on fair value measurements.

Discontinued Operations

During fiscal 2010, the Company completed the closure of the Invision manufacturing operation at its Sharon Center, Ohio manufacturing facility. The operating results of Invision were previously included in the Company's former Invision segment. The Company reflected the results of this segment as discontinued operations for all of the periods presented. There are no remaining assets or liabilities classified as discontinued operations recorded in the consolidated balance sheets as of August 31, 2012 and 2011. The loss from discontinued operations of $0.2 million for the year ended August 31, 2010 included a loss on disposal of assets of $0.6 million.

Reclassification

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2012 presentation.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued new accounting guidance related to the presentation of comprehensive income in consolidated financial statements. The new accounting guidance requires the presentation of the components of net income and other comprehensive income either in a single continuous financial statement, or in two separate but consecutive financial statements. The accounting standard eliminates the option to present other comprehensive income and its components as part of the statement of stockholders' equity. This standard was effective for fiscal years beginning after December 15, 2011, including interim periods. The Company will adopt this standard for the first quarter of fiscal 2013.

In September 2011, the FASB issued new accounting guidance related to the testing of goodwill for impairment. The new accounting guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Previous guidance required an entity to test goodwill for impairment quantitatively, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount (step one). If the fair value of a reporting unit was less than its carrying amount, the second step of the test was required to be performed to measure the amount of the impairment loss, if any. This standard was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company early adopted this standard for the year ended August 31, 2012.

NOTE 2 — BUSINESS ACQUISITIONS

Elian SAS

On January 31, 2012, the Company acquired all of the issued share capital of Elian SAS ("Elian"), a French portfolio company of British Vita plc, for $66.5 million, which included the repayment of $4.3 million in Elian debt. The results of Elian's operations have been included in the consolidated financial statements since the date of acquisition, January 31, 2012.

Elian provides specialty formulated color concentrates to over 1,000 customers in end markets such as packaging, cosmetics, personal hygiene, healthcare, and pipes and tubing products that require demanding specifications. Elian offers superior quality, technology and responsiveness to its diversified customer base. The acquisition of Elian moves the Company into France's color masterbatch market and improves the Company's product mix in the EMEA region.

The information included herein has been prepared based on the preliminary allocation of the purchase price using estimates of the fair value and useful lives of assets acquired and liabilities assumed which were determined with the assistance of independent valuations using discounted cash flow and comparative market multiple approaches, quoted market prices and estimates made by management. The purchase price allocations are subject to further adjustment until all pertinent information regarding the property, plant and equipment, intangible assets, goodwill, other long-term liabilities and deferred income tax assets and liabilities acquired are fully evaluated by the Company.

The following table presents the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

	(In thousands)
Cash and cash equivalents	$ 1,624
Accounts receivable	6,897
Inventories	3,427
Prepaid expenses and other current assets	434
Property, plant and equipment	5,111
Intangible assets	27,779
Other long-term assets	20
Total assets acquired	$45,292
Accounts payable	$ 4,907
Other accrued liabilities	3,106
Deferred income taxes	10,598
Pension plans	711
Other long-term liabilities	143
Total liabilities assumed	$19,465
Net identifiable assets acquired	$25,827
Goodwill	40,718
Net assets acquired	$66,545

The Company preliminarily recorded acquired intangible assets of $27.8 million. These intangible assets include customer related intangibles of $18.3 million with estimated useful lives of 9 years, developed technology of $8.6 million with estimated useful lives of 10 years, and trademarks and tradenames of $0.9 million with estimated useful lives of 5 years. As noted earlier, the fair values and assigned useful lives of the acquired identifiable intangible assets are preliminary pending the final valuations for those assets.

Goodwill is calculated as the excess of the purchase price over the estimated fair values of the assets acquired and the liabilities assumed in the acquisition, and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The amount allocated to goodwill associated with the Elian acquisition is primarily the result of anticipated synergies and market expansion. Goodwill associated with this transaction was included in the EMEA segment and none of the goodwill is deductible for income tax purposes.

The estimated fair value of accounts receivable acquired was $6.9 million with the gross contractual amount being $7.3 million.

Net sales, income before taxes and net income attributable to A. Schulman, Inc. from Elian included in the Company's results since the January 31, 2012 acquisition are as follows:

	January 31, 2012 to August 31, 2012
	(In thousands)
Net sales	$20,306
Income before taxes	$ 640
Net income attributable to A. Schulman, Inc.	$ 402

Income before taxes for Elian from January 31, 2012 to August 31, 2012 includes pretax depreciation and amortization costs of $2.3 million due to the increased value of fixed assets and intangibles, and $0.7 million of pretax purchase accounting inventory step-up charges.

The following pro forma information represents the consolidated results of the Company as if the acquisition of Elian occurred as of September 1, 2010:

	For the Years Ended August 31,	
	2012	2011
	Unaudited (In thousands, except per share data)	
Net sales	$2,122,525	$2,232,715
Net income attributable to A. Schulman, Inc.	$ 52,423	$ 43,376
Net income per share of common stock attributable to A. Schulman, Inc. — diluted	$ 1.77	$ 1.39

The pro forma results reflect certain adjustments related to the acquisition, such as increased depreciation and amortization expense on assets acquired from Elian resulting from the valuation of assets acquired, increased interest expense due to additional borrowings to fund the acquisition of Elian partially offset by the repayment of Elian debt, and decreased interest income from lower cash levels which were also used to fund the acquisition. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of Elian. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed as of September 1, 2010, nor are they indicative of the future operating results of the consolidated Company.

ICO, Inc.

On April 30, 2010, the Company acquired ICO, Inc. ("ICO") for $237.7 million in total consideration. The acquisition of ICO presented the Company with an opportunity to expand its presence substantially, especially in the global specialty powders and U.S. masterbatch markets. The results of ICO's operations have been included in the consolidated financial statements since the date of acquisition, April 30, 2010.

Net sales, loss from continuing operations before taxes and net loss from the ICO acquired businesses included in the Company's results since the April 30, 2010 acquisition are as follows (in thousands):

	April 30, 2010 to August 31, 2010
Net sales	$134,166
Loss from continuing operations before taxes	$ (2,030)
Net loss attributable to A. Schulman, Inc.	$ (1,163)

The loss from continuing operations before taxes for ICO from April 30, 2010 to August 31, 2010 includes pretax depreciation and amortization costs of $9.6 million. This amount includes $3.4 million of additional costs due to the increased value of fixed assets and intangibles, and $3.9 million of pretax purchase accounting inventory step-up adjustments.

The following unaudited, pro forma information represents the consolidated results of the Company as if the ICO acquisition occurred at the beginning of the period presented (in thousands, except per share data):

	Year Ended August 31, 2010
	Unaudited (In thousands, except per share data)
Net sales	$1,828,339
Net income attributable to A. Schulman, Inc.	$ 45,948
Net income per share of common stock attributable to A. Schulman, Inc. — diluted	$ 1.47

The unaudited pro forma results reflect certain adjustments related to the acquisition, such as increased depreciation and amortization expense on assets acquired from ICO resulting from the valuation of assets acquired, decreased interest expense due to the repayment of debt and the impact of the issuance of the Company's common stock used as consideration for the purchase of ICO. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of ICO. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the combined company.

Other Business Transactions

The following table summarizes the Company's other business transactions for the periods presented as well as the ECM Plastics, Inc. acquisition completed in the first quarter of fiscal 2013:

Transaction Description	Date of Transaction	Purchase Consideration (In millions)	Segment
McCann Color, Inc. An Ohio producer of high-quality color concentrates whose products are used in end markets such as packaging, lawn and garden, furniture, consumer products and appliances	March 1, 2010	$ 8.8	Americas
Mash Indústria e Comércio de Compostos Plásticos LTDA A Brazilian masterbatch additive producer and engineered plastics compounder whose products are used in end markets such as film and packaging, automotive and appliances	November 3, 2010	$15.2	Americas
Surplast S.A. A 51% ownership interest in an Argentinean venture, further expanding the Company's specialty powders presence in South America	June 30, 2011	$ 1.1	Americas
ECM Plastics, Inc. A Massachusetts producer of custom color, specialty additive masterbatch and niche engineered plastics products, with a strong presence in personal care and cosmetics	September 4, 2012	$36.5	Americas

NOTE 3 — ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the Company's allowance for doubtful accounts during the years ended August 31, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
		(In thousands)	
Beginning balance	$ 9,475	$13,205	$10,279
Provision	1,724	(1,495)	6,647
Write-offs, net of recoveries	(1,007)	(3,396)	(2,848)
Translation effect	(1,002)	1,161	(873)
Ending balance	$ 9,190	$ 9,475	$13,205

The decrease in the provision from fiscal 2010 to 2011 was primarily related to the improvement of a certain customer's financial situation in fiscal 2011, for which the Company had recorded a charge in fiscal 2010.

NOTE 4 — GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the Company's carrying value of goodwill during the years ended August 31, 2012 and 2011 are as follows:

	EMEA	Americas	Total
		(In thousands)	
Balance as of August 31, 2010	$28,130	$55,934	$ 84,064
Acquisitions	—	4,193	4,193
Translation and other	2,819	677	3,496
Balance as of August 31, 2011	30,949	60,804	91,753
Acquisitions	40,718	—	40,718
Translation and other	(3,127)	(991)	(4,118)
Balance as of August 31, 2012	$68,540	$59,813	$128,353

The increase in goodwill during fiscal 2012 is primarily due to the acquisition of Elian. The increase in goodwill during fiscal 2011 primarily relates to the acquisition of Mash and the effect of currency translation.

The Company completed its annual impairment review of goodwill as of June 1, 2012 and noted no impairment. In addition, the Company is not aware of any triggers which would require a goodwill impairment test as of August 31, 2012. The fair value used in the analysis was established using a combination of the income and market approaches. These valuation methodologies use estimates and assumptions including, but not limited to, the determination of appropriate market comparables, projected future cash flows (including timing and profitability), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and projected future economic and market conditions.

The following table summarizes intangible assets with determinable useful lives by major category as of August 31, 2012 and 2011:

	2012			2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(In thousands)			
Customer related intangibles	$ 74,039	$(13,263)	$60,776	$59,948	$ (7,428)	$52,520
Developed technology	19,189	(3,258)	15,931	13,522	(2,273)	11,249
Registered trademarks and tradenames	16,344	(3,013)	13,331	13,751	(1,445)	12,306
Total finite-lived intangible assets	$109,572	$(19,534)	$90,038	$87,221	$(11,146)	$76,075

Amortization expense of intangible assets was $9.1 million, $7.9 million and $2.3 million for fiscal 2012, 2011 and 2010, respectively. The weighted-average useful life of our finite-lived intangible assets as of August 31, 2012 is 13.3 years.

Estimated future amortization expense of intangible assets is as follows:

	Estimated Future Amortization Expense
	(In thousands)
Year ended August 31,	
2013	$9,190
2014	8,553
2015	8,095
2016	7,564
2017	7,177

NOTE 5 — LONG-TERM DEBT AND CREDIT ARRANGEMENTS

The following table summarizes short-term and long-term debt obligations outstanding as of August 31, 2012 and 2011:

	August 31,	
	2012	2011
	(In thousands)	
Senior notes, LIBOR plus 80 bps, due 2013	$ 30,000	$ —
Notes payable and other, due within one year	5,411	11,550
Short-term debt	$ 35,411	$ 11,550
Revolving credit loan, LIBOR plus applicable spread, due 2016	$117,000	$ 85,000
Euro notes, 4.485%, due 2016	57,130	69,098
Senior notes, LIBOR plus 80 bps, due 2013	—	30,000
Capital leases and other long-term debt	336	500
Long-term debt	$174,466	$184,598

In the second quarter of fiscal 2011, the Company and certain of its wholly-owned subsidiaries entered into a Credit Agreement, dated January 7, 2011 and containing a maturity date of January 7, 2016, with JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, and J.P. Morgan Chase Bank Berhad, each as global agent, and other lenders (the "Credit Agreement"). The Credit Agreement provides an aggregate revolving loan facility (the "Revolving Facility") not to exceed $300 million comprised of a foreign tranche revolving loan of up to the U.S. dollar equivalent of $45 million, a Malaysian tranche revolving loan available in Malaysian ringgits of up to the U.S. dollar equivalent of $5 million and the remaining availability as a U.S. tranche revolving loan. The foreign tranche can be drawn in either Euros or Australian dollars. The Credit Agreement contains certain covenants that, among other things, restrict the Company's ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens. The Company must also maintain a minimum interest coverage ratio and may not exceed a maximum net debt leverage ratio. As of August 31, 2012, the Company was not in violation of any of its covenants relating to the Revolving Facility. The Company was well within compliance with these covenants and does not believe a subsequent covenant violation is reasonably possible as of August 31, 2012. The Revolving Facility matures on January 7, 2016 and contains an accordion feature that would allow the Company to increase its total debt commitment by $150 million with the same original terms and conditions, pending required approval and funding. Outstanding borrowings under the new Credit Agreement are classified as long-term debt as of August 31, 2012.

Interest rates on the Revolving Facility are based on LIBOR, KLIBOR or EURIBOR (depending on the borrowing currency) plus a spread determined by the Company's total leverage ratio. The Company also pays a facility fee on the commitments whether used or unused. The Revolving Facility allows for a provision which provides a portion of the funds available as a short-term swing-line loan. The swing-line loan interest rate varies based on a mutually agreed upon rate between the bank and the Company. As of August 31, 2012, the amount available under the Revolving Facility was reduced by outstanding letters of credit of $1.7 million and borrowings of $117.0 million. Outstanding letters of credit and borrowings as of August 31, 2011 were $1.9 million and $85.0 million, respectively.

On March 1, 2006, the Company issued senior guaranteed notes ("Senior Notes") in the private placement market consisting of the following:

- $30.0 million of Senior Notes in the United States, maturing on March 1, 2013, with a variable interest rate of LIBOR plus 80 bps ("Dollar Notes"). The Company may, at its option, prepay all or part of the Dollar Notes. As of August 31, 2012, the Dollar Notes are classified as short-term debt in the Company's consolidated balance sheet.

- €50.3 million of Senior Notes in Germany, maturing on March 1, 2016, with a fixed interest rate of 4.485% ("Euro Notes"). The outstanding Euro Notes approximate $60.3 million as of August 31, 2012.

The Senior Notes are guaranteed by the Company's wholly-owned domestic subsidiaries and contain covenants substantially identical to those in the Revolving Facility. As of August 31, 2012, the Company was not in violation of any of its covenants relating to the Senior Notes. The Company was well within compliance with these covenants and does not believe a subsequent covenant violation is reasonably possible as of August 31, 2012.

Both the Revolving Facility and the Senior Notes are supported by guaranties of certain material domestic subsidiaries and pledges of up to 65% of the capital stock of certain of the Company's directly owned foreign subsidiaries.

The Company's interest bearing short-term debt of $35.4 million as of August 31, 2012 had a weighted-average interest rate of approximately 1.8%. Interest bearing short-term debt as of August 31, 2011 was $8.5 million with a weighted-average interest rate of approximately 5.6%.

Below summarizes the Company's available funds as of August 31, 2012 and 2011:

	As of August 31,	
	2012	2011
	(In thousands)	
Credit Facility	$300,000	$300,000
Foreign uncollateralized short-term lines of credit	48,098	65,436
Total gross available funds from credit lines and notes	$348,098	$365,436
Credit Facility	$181,299	$213,121
Foreign uncollateralized short-term lines of credit	43,752	58,437
Total net available funds from credit lines and notes	$225,051	$271,558

Total net available funds from credit lines and notes represents the total gross available funds from credit lines and notes less outstanding borrowings of $121.3 million and $92.0 million as of August 31, 2012 and 2011, respectively, and issued letters of credit of $1.7 million and $1.9 million as of August 31, 2012 and 2011, respectively.

Aggregate maturities of debt, including capital lease obligations, subsequent to August 31, 2012 are as follows (in thousands):

Fiscal 2013	$ 35,411
2014	3,303
2015	3,250
2016	167,838
2017	40

NOTE 6 — FAIR VALUE MEASUREMENT

The following table presents information about the Company's assets and liabilities measured at fair value as of August 31, 2012 and 2011:

	2012				2011			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	(In thousands)							
Assets recorded at fair value:								
Foreign exchange forward contracts	$ 92	$ —	$ 92	$ —	$ 82	$ —	$ 82	$ —
Liabilities recorded at fair value:								
Foreign exchange forward contracts	$ 69	$ —	$ 69	$ —	$ 50	$ —	$ 50	$ —
Liabilities not recorded at fair value:								
Long-term fixed-rate debt	$65,210	$ —	$65,210	$ —	$76,093	$ —	$76,093	$ —

Cash and cash equivalents are recorded at cost, which approximates fair value. Additionally, the carrying value of the Company's variable-rate debt approximates fair value.

Long-term fixed-rate debt issued in Euros is not recorded at fair value on a recurring basis; however, is presented at fair value for disclosure purposes as shown in the table above. The Level 2 fair value of the Company's long-term fixed-rate debt was estimated using prevailing market interest rates on debt with similar creditworthiness, terms and maturities. As of August 31, 2012 and 2011, the carrying value of the Company's long-term fixed-rate debt recorded on the consolidated balance sheets was $60.3 million and $72.7 million, respectively.

The Company measures the fair value of its foreign exchange forward contracts using an internal model. The model maximizes the use of Level 2 market observable inputs including interest rate curves, currency forward and spot prices, and credit spreads. The total contract value of foreign exchange forward contracts outstanding was $43.0 million and $18.4 million as of August 31, 2012 and 2011, respectively. The amount of foreign exchange forward contracts outstanding as of the end of the period is indicative of the level of the activity during the period. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities are included in the foreign currency transaction (gains) losses line in the Company's consolidated statements of operations. The fair value of the Company's foreign exchange forward contracts is recognized in other current assets or other accrued liabilities in the consolidated balance sheets based on the net settlement value. The foreign exchange forward contracts are entered into with credit-worthy multinational banks, generally have a term of three months or less, and the Company does not hold or issue foreign exchange forward contracts for trading purposes. There were no foreign exchange forward contracts designated as hedging instruments as of August 31, 2012 and 2011.

The Company has not changed its valuation techniques for measuring the fair value of any financial assets or liabilities during fiscal 2012, and transfers between levels within the fair value hierarchy, if any, are recognized at the end of each quarter. There were no transfers between levels during the years presented.

Additionally, the Company remeasures assets to fair value as a result of the occurrence of certain events. During fiscal 2012, the Company remeasured the carrying value of certain facilities, machinery and equipment to fair value in conjunction with restructuring initiatives. For further discussion on asset impairments, refer to Note 16.

There were no additional significant assets or liabilities that were remeasured at fair value on a non-recurring basis during the periods presented.

NOTE 7 — INCOME TAXES

Income (loss) from continuing operations before taxes is as follows:

	Year Ended August 31,		
	2012	2011	2010
		(In thousands)	
U.S.	$ (4,637)	$(20,564)	$(34,178)
Foreign	70,605	78,031	74,109
Income from continuing operations before taxes	$65,968	$ 57,467	$ 39,931

The loss from discontinued operations in fiscal 2010 does not include any income tax effect as the Company was not in a taxable position due to its continued U.S. losses and a full valuation allowance.

The provisions for U.S. and foreign income taxes consist of the following:

	Year Ended August 31,		
	2012	2011	2010
		(In thousands)	
Current taxes:			
U.S.	$ 228	$ (414)	$ 3,298
Foreign	22,927	19,920	14,325
Total current tax expense (benefit)	23,155	19,506	17,623
Deferred taxes:			
U.S.	16	(65)	(22,134)
Foreign	(9,252)	(3,659)	92
Total deferred tax expense (benefit)	(9,236)	(3,724)	(22,042)
Total income tax expense (benefit)	$13,919	$15,782	$ (4,419)

A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 21.1% in 2012, 27.5% in 2011, and (11.1)% in 2010 is as follows:

	2012		2011		2010	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
	(In thousands, except for %s)					
Statutory U.S. tax rate	$ 23,089	35.0%	$ 20,113	35.0%	$ 13,979	35.0%
Impact of foreign taxes at less than U.S. statutory tax rate	(12,195)	(18.5)	(15,126)	(26.3)	(16,190)	(40.5)
U.S. and foreign losses with no tax benefit	1,745	2.6	6,896	12.0	9,551	23.9
U.S. restructuring and other U.S. unusual charges with no benefit	1,029	1.6	3,871	6.7	4,820	12.1
Italy valuation allowance	(2,380)	(3.6)	—	—	1,715	4.3
Establishment (resolution) of uncertain tax positions	1,718	2.6	(221)	(0.4)	33	0.1
ICO historical tax attributes	—	—	—	—	3,250	8.1
U.S. valuation allowance reversal	—	—	—	—	(22,156)	(55.5)
Other	913	1.4	249	0.5	579	1.4
Total income tax expense (benefit)	$ 13,919	21.1%	$ 15,782	27.5%	$ (4,419)	(11.1)%

Deferred tax assets and (liabilities) consist of the following at August 31, 2012 and August 31, 2011:

	2012	2011
	(In thousands)	
Pensions	$ 11,761	$ 8,046
Inventory reserves	713	980
Bad debt reserves	1,334	2,411
Accruals	6,499	5,214
Postretirement benefits other than pensions	6,489	7,305
Depreciation	1,789	2,913
Net operating loss carryforwards	14,311	8,537
Foreign tax credit carryforwards	32,322	38,498
Alternative minimum tax carryforwards	4,452	4,447
Other	22,576	24,101
Gross deferred tax assets	102,246	102,452
Valuation allowance	(50,696)	(60,578)
Total deferred tax assets	51,550	41,874
Depreciation	(18,382)	(20,238)
Intangibles	(28,046)	(21,867)
Other	(2,016)	(1,033)
Gross deferred tax liabilities	(48,444)	(43,138)
Net deferred tax assets (liabilities)	$ 3,106	$ (1,264)

The valuation allowance covers benefits which are not likely to be utilized for foreign tax credit carryforwards and other deferred tax assets primarily in the United States, Italy, Germany and Australia.

The Company has $35.0 million in foreign tax credit carryforwards that will expire in periods from 2013 to 2019. The amount of foreign tax credit carryforwards shown in the table above has been reduced by unrealized stock compensation attributes of $2.7 million.

In recent years, the Company's U.S. operations have generated federal tax net operating losses, before considering dividend income from foreign subsidiaries. Such net operating losses are offset against the foreign dividend income, which would otherwise generate U.S. taxable income. The dividend income from foreign subsidiaries also generates foreign tax credits, which either partially offset the tax on any U.S. taxable income remaining after the offset of the net operating losses, or are carried forward. The net effect of foreign dividends received from foreign countries is to place the Company into a position in which it does not generate net operating loss carryforwards for its U.S. operating losses.

During fiscal 2010, the Company recorded a tax benefit of $22.2 million for the reversal of a portion of the valuation allowance in the U.S. relating to the ICO acquisition. Previously, the Company had a full valuation allowance against the U.S. deferred tax assets because it was not more-likely-than-not that they would be realized. Certain U.S. deferred tax assets that existed prior to the acquisition can now be realized as a result of the future reversals of deferred tax liabilities recorded in connection with the acquisition of ICO. It is now more-likely-than-not that certain deferred tax assets will be realized, therefore, a reduction in the U.S. valuation allowance was recorded resulting in a $22.2 million non-cash tax benefit.

The tax effect of temporary differences included in prepaid expense and other current assets was $10.0 million and $6.4 million at August 31, 2012 and 2011, respectively. Deferred charges included $17.5 million and $13.2 million from the tax effect of temporary differences at August 31, 2012 and 2011, respectively. The tax effect of temporary differences included in other accrued liabilities was $2.0 million and $0.8 million at August 31, 2012 and 2011, respectively.

As of August 31, 2012, the Company's gross unrecognized tax benefits totaled $6.9 million. If recognized, $5.3 million of the total unrecognized tax benefits would favorably affect the Company's effective tax rate. The Company elects to report interest and penalties related to income tax matters in income tax expense. At August 31, 2012, the Company had $1.1 million of accrued interest and penalties on unrecognized tax benefits.

The Company is open to potential income tax examinations in Germany from fiscal 2005 onward, in the U.S. from fiscal 2009 onward and in Belgium from fiscal 2009 onward. The Company is open to potential examinations from fiscal 2007 onward for most other foreign jurisdictions.

The amount of unrecognized tax benefits is expected to change in the next 12 months; however the change is not expected to have a significant impact on the financial position of the Company.

A reconciliation of unrecognized tax benefits is as follows:

	2012	2011	2010
		(In thousands)	
Beginning balance	$4,716	$2,614	$1,549
Decreases related to prior year tax positions	(390)	(31)	(314)
Increases related to prior year tax positions	2,360	1,346	1,534
Increases related to current year tax positions	627	677	250
Settlements	—	(101)	—
Lapse of statute of limitations	4	(161)	(167)
Foreign currency impact	(440)	372	(238)
Ending balance	$6,877	$4,716	$2,614

As of August 31, 2012, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $448.6 million because the Company intends to permanently reinvest these earnings. Quantification of the deferred tax liability associated with these undistributed earnings is not practical.

NOTE 8 — PENSION AND POSTRETIREMENT BENEFIT PLANS

The Company has defined benefit pension plans and other postretirement benefit plans, primarily health care and life insurance. Benefits for the defined benefit pension plans are based primarily on years of service and qualifying compensation during the final years of employment. The measurement date for all plans is August 31.

A supplemental non-qualified, non-funded pension plan for certain retired officers was adopted as of January 1, 2004. Charges to earnings are provided to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plans. In connection with this plan, the Company owns and is the beneficiary of life insurance policies that cover the estimated total cost of this plan. The cash surrender value of this insurance was $3.4 million and $3.0 million as of August 31, 2012 and 2011, respectively.

Postretirement health care and life insurance benefits are provided to certain U.S. employees if they meet certain age and length of service requirements while working for the Company. Effective January 1, 2004, the Company amended the U.S. postretirement health care and life insurance ("OPEB") plan to require co-payments and participant contribution. Effective April 1, 2007, the Company amended the plan which eliminated retiree health care benefits for certain employees and increased retiree contributions for health care benefits. Effective July 1, 2008, the Company amended the plan which eliminated retiree life insurance benefits for all nonunion employees and retirees.

In fiscal 2011, the Company amended the OPEB plan effective January 1, 2012 to limit surviving spouse coverage to two months, at which point the surviving spouse may continue coverage at full cost. The surviving spouse coverage resulted in a $2.6 million reduction in the August 31, 2011 postretirement benefit plan obligation. Subsequently, in January 2012, the Company rescinded the surviving spouse coverage amendment that limited coverage to two months. Rescinding this amendment reinstated surviving spouse coverage which increased the postretirement benefit plan obligation by $2.5 million, as of August 31, 2012.

Components of the plan obligations and assets, the recorded liability and accumulated other comprehensive income (loss) ("AOCI") as of August 31, 2012 and 2011 are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011
	(In thousands)			
Benefit obligation at beginning of year	$(113,204)	$(112,517)	$(13,929)	$(17,054)
Service cost	(2,759)	(3,521)	(28)	(30)
Interest cost	(5,099)	(4,820)	(607)	(746)
Participant contributions	(253)	(270)	(91)	(32)
Actuarial gain (loss)	(18,921)	16,900	2,819	480
Benefits paid	3,354	4,028	768	872
Settlement gain (loss)	—	(28)	—	—
Business combinations	(710)	—	—	—
Curtailment gain (loss)	310	(18)	—	—
Contractual termination benefits	(79)	—	—	—
Plan amendments	—	(7)	(2,488)	2,581
Translation adjustment	12,413	(12,951)	—	—
Benefit obligation at end of year	$(124,948)	$(113,204)	$(13,556)	$(13,929)
Fair value of plan assets at beginning of year	$ 26,090	$ 22,259	$ —	$ —
Actual return on assets	4,518	810	—	—
Employer contributions	4,619	4,607	677	840
Participant contributions	253	270	91	32
Benefits paid	(3,354)	(4,028)	(768)	(872)
Translation adjustment	(1,936)	2,172	—	—
Fair value of plan assets at end of year	$ 30,190	$ 26,090	$ —	$ —
Underfunded	$ (94,758)	$ (87,114)	$(13,556)	$(13,929)
Classification of net amount recognized:				
Accrued payroll, taxes and related benefits	$ (2,177)	$ (2,441)	$ (780)	$ (880)
Long-term liabilities	(92,581)	(84,673)	(12,776)	(13,049)
Net amount recognized	$ (94,758)	$ (87,114)	$(13,556)	$(13,929)
Amounts recognized in AOCI:				
Net actuarial (gain) loss	$ 30,134	$ 16,739	$ 602	$ 3,592
Net prior service cost (credit)	355	403	(3,006)	(6,225)
Net amount recognized in AOCI	$ 30,489	$ 17,142	$ (2,404)	$ (2,633)
Change in plan assets and benefit obligations recognized in AOCI:				
Net actuarial (gain) loss	$ 15,394	$ (16,445)	$ (2,819)	$ (480)
Prior service cost (credit)	—	7	2,488	(2,581)
Amortization of net actuarial loss	(468)	(1,658)	(171)	(198)
Amortization of prior service (cost) credit	(48)	(29)	731	542
Settlement/curtailment gain (loss)	310	2	—	—
Translation adjustment	(1,841)	2,927	—	—
Total change in AOCI	$ 13,347	$ (15,196)	$ 229	$(2,717)

The pension actuarial loss in fiscal 2012 as compared to the pension actuarial gain in the prior year is primarily the result of a decrease in the weighted-average discount rate to 3.8% in fiscal 2012 from 4.9% in 2011.

The components of net periodic benefit cost of the years ended August 31 are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
			(In thousands)			
Service cost	$ 2,759	$ 3,521	$2,159	$ 28	$ 30	$ 30
Interest cost	5,099	4,820	4,505	607	746	765
Expected return on plan assets	(1,298)	(1,219)	(984)	—	—	—
Amortization of prior service cost (credit)	48	29	48	(731)	(542)	(557)
Recognized gains due to plan settlements	—	(24)	(28)	—	—	—
Contractual termination benefits	79	—	—	—	—	—
Recognized (gains) losses due to plan curtailments	(310)	22	267	—	—	—
Recognized net actuarial loss	468	1,658	338	171	198	—
Total net periodic benefit cost	$ 6,845	$ 8,807	$6,305	$ 75	$ 432	$ 238

Amounts expected to be amortized from AOCI and included in total net periodic benefit cost during the year ended August 31, 2013, are as follows:

	Pension Benefits	Other Postretirement Benefits
	(In thousands)	
Net actuarial loss	$1,418	$ —
Prior service cost (credit)	28	(537)
Total	$1,446	$(537)

Selected information regarding the Company's pension and OPEB plans is as follows:

	2012	2011
	(In thousands)	
Pension Plans:		
All plans:		
Accumulated benefit obligation	$113,055	$101,659
Plans with projected benefit obligations in excess of plan assets:		
Projected benefit obligation	$124,887	$112,902
Accumulated benefit obligation	$113,011	$101,432
Fair value of plan assets	$ 30,125	$ 25,596
Plans with projected benefit obligations less than plan assets:		
Projected benefit obligation	$ 61	$ 302
Accumulated benefit obligation	$ 44	$ 227
Fair value of plan assets	$ 65	$ 494
OPEB Plan:		
Accumulated benefit obligation	$ 13,556	$ 13,929
Plans with projected benefit obligations in excess of plan assets:		
Projected benefit obligation	$ 13,556	$ 13,929
Accumulated benefit obligation	$ 13,556	$ 13,929
Fair value of plan assets	$ —	$ —

The underfunded position of the pension plans is primarily related to the Company's German and United Kingdom pension plans. As of August 31, 2012, the Company's German and United Kingdom pension plans are underfunded by $76.7 million and $7.6 million, respectively. In Germany, there are no statutory requirements for funding while in the United Kingdom there are certain statutory minimum funding requirements.

Actuarial assumptions used in the calculation of the recorded liability are as follows:

Weighted — Average Assumptions as of August 31 :	2012	2011	2010
Discount rate on pension plans	3.8%	4.9%	4.0%
Discount rate on postretirement obligation	3.5%	4.5%	4.5%
Rate of compensation increase	2.2%	2.5%	2.4%

Actuarial assumptions used in the calculation of the recorded benefit expense are as follows:

Weighted — Average Assumptions as of August 31 :	2012	2011	2010
Discount rate on pension plans	4.9%	4.0%	5.4%
Discount rate on postretirement obligation	4.5%	4.5%	5.5%
Return on pension plan assets	6.4%	5.8%	7.0%
Rate of compensation increase	2.5%	2.4%	2.5%
Projected health care cost trend rate	8.0%	8.0%	8.0%
Ultimate health care rate	5.0%	5.0%	5.0%
Year ultimate health care trend rate is achieved	2019	2019	2016

The Company, in consultation with its actuaries, annually, or as needed for interim remeasurements, reviews and selects the discount rates to be used in connection with its defined benefit pension plans. The discount rates used by the Company are based on the yields of various corporate bond indices with the plans' actual maturity dates that approximate the estimated benefit payment streams of the related pension plans. For countries in which there are no deep corporate bond markets, discount rates used by the Company are based on yields of various government bond indices with varying maturity dates. The discount rates are also reviewed in comparison with current benchmark indices, economic market conditions and the movement in the benchmark yield since the previous fiscal year.

The Company, in consultation with its actuaries, annually, or as needed for interim remeasurements, reviews and selects the discount rate to be used in connection with its postretirement obligation. When selecting the discount rate the Company uses a model that considers the Company's demographics of the participants and the resulting expected benefit payment stream over the participants' lifetime.

For fiscal 2013, the Company, in consultation with its actuaries, has selected a weighted-average discount rate of 3.8%, expected long-term return on plan assets of 5.1% and rate of compensation increase of 2.2% for its defined benefit pension plans. For its postretirement benefit plan, the Company has selected a discount rate of 3.5% for fiscal 2013.

Assumed health care cost trend rates have a significant effect on the amounts reported for the OPEB plan. A one-percentage point change in assumed health care cost trend rates would have the following effects as of August 31, 2012:

	One-Percentage - Point Increase	One-Percentage - Point Decrease
	(In thousands)	
Effect on aggregate of service and interest cost components of net periodic postretirement benefit cost	$ 62	$ (55)
Effect on accumulated postretirement benefit obligation	$1,428	$(1,231)

The Company's pension plan weighted-average asset allocation as of August 31, 2012 and 2011, and target allocation, by asset category are as follows:

	Plan Assets		Target Allocation	
Asset Category	2012	2011	2012	2011
Equity securities	27%	37%	22%	45%
Debt securities	21%	18%	13%	15%
Fixed insurance contracts	40%	37%	43%	35%
Cash	12%	8%	22%	5%
Total	100%	100%	100%	100%

The Company's principal objective is to ensure that sufficient funds are available to provide benefits as and when required under the terms of the plans. The Company utilizes investments that provide benefits and maximizes the long-term investment performance of the plans without taking on undue risk while complying with various legal funding requirements. The Company, through its investment advisors, has developed detailed asset and liability models to aid in implementing optimal asset allocation strategies. The equity securities are invested in equity indexed funds, which minimizes concentration risk while offering market returns. The debt securities are invested in a long-term bond indexed fund which provides a stable low risk return. The fixed insurance contracts allow the Company to closely match a portion of the liability to the expected payout of benefit with little risk. The Company, in consultation with its actuaries, analyzes current market trends, the current plan performance and expected market performance of both the equity and bond markets to arrive at the expected return on each asset category over the long term. The Company's plan assets which are invested in equity and debt securities are valued utilizing Level 1 inputs while plan assets invested in fixed insurance contracts are valued utilizing Level 3 inputs which are unobservable and reflect the Company's own assumptions. The Company believes there is not a significant concentration of risk within its plan assets.

The fair values of the Company's pension plan assets as of August 31, 2012 and 2011, all of which are for foreign plans, are as follows:

	2012				2011			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	(In thousands)							
Equity securities	$ 8,217	$ 8,217	$ —	$ —	$ 9,650	$ 9,650	$ —	$ —
Debt securities	6,388	6,388	—	—	4,673	4,673	—	—
Fixed insurance contracts	11,946	—	—	11,946	9,536	—	—	9,536
Cash	3,572	3,572	—	—	2,098	2,098	—	—
Other	67	—	—	67	133	—	—	133
Total	$30,190	$18,177	$ —	$12,013	$26,090	$16,421	$ —	$9,669

The change in fair value of the Company's pension plan assets classified as Level 3 for the years ended August 31, 2012 and 2011, all of which are for foreign plans, is as follows:

	2012	2011
	(In thousands)	
Balance, beginning of fiscal year	$ 9,669	$8,378
Actual return on plan assets	3,007	(880)
Purchases, sales, issuances, and settlements, net	743	1,002
Foreign currency translation	(1,406)	1,169
Balance, end of fiscal year	$12,013	$9,669

The Company expects to contribute $4.7 million for its pension obligations and $0.8 million to its other postretirement plan in 2013. The benefit payments, which reflect expected future service, are as follows:

	Pension Benefits	OPEB Benefits
	(In thousands)	
2013	$ 3,366	$ 791
2014	3,625	815
2015	4,187	836
2016	5,005	852
2017	4,572	840
Years 2018 — 2022	24,783	4,257

The Company has agreements with two individuals that upon retirement, death or disability prior to retirement, it shall make ten payments of $0.1 million each to the two individuals or their beneficiaries for a ten-year period and are 100% vested. The liability required for these agreements is included in other long-term liabilities as of August 31, 2012 and 2011. In connection with these agreements, the Company owns and is the beneficiary of life insurance policies amounting to $2.0 million.

The Company maintains several defined contribution plans that cover domestic and foreign employees. The plan in which each employee is eligible to participate depends upon the subsidiary for which the employee works. Certain plans have eligibility requirements related to age and period of service with the Company. Certain plans have salary deferral features that enable participating employees to contribute up to a certain percentage of their earnings, subject to statutory limits and certain foreign plans require the Company to match employee contributions in cash. Employee contributions to the Company's U.S. 401(k) plans have matching features whereas the Company will match a participant's contribution up to a pre-approved amount of the participant's annual salary. The total expense for defined contribution plans was $3.4 million, $2.8 million and $1.9 million in 2012, 2011 and 2010, respectively.

NOTE 9 — COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) for the years ended August 31, 2012, 2011 and 2010 was as follows:

	Year Ended August 31,		
	2012	2011	2010
		(In thousands)	
Comprehensive income (loss):			
Net income	$ 52,049	$41,685	$ 44,111
Foreign currency translation gain (loss)	(46,647)	42,550	(27,898)
Unrecognized losses and prior service costs (credits), net	(9,371)	13,735	(17,094)
Total comprehensive income (loss)	(3,969)	97,970	(881)
Comprehensive (income) loss attributable to noncontrolling interests	(1,072)	(689)	(221)
Comprehensive income (loss) attributable to A. Schulman, Inc.	$ (5,041)	$97,281	$ (1,102)

The components of accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation Gain (Loss)	Unrecognized Losses and Prior Service Costs (Credits), Net	Total Accumulated Other Comprehensive Income (Loss)
		(In thousands)	
Balance as of August 31, 2009	$ 45,288	$ (6,574)	$ 38,714
Current period change	(27,898)	(17,094)	(44,992)
Balance as of August 31, 2010	17,390	(23,668)	(6,278)
Current period change	42,550	13,735	56,285
Balance as of August 31, 2011	59,940	(9,933)	50,007
Current period change	(46,557)	(9,371)	(55,928)
Balance as of August 31, 2012	$ 13,383	$(19,304)	$ (5,921)

The decrease in accumulated other comprehensive income (loss) in 2012 was primarily due to the decrease in the value of the Euro and other currencies against the U.S. dollar. Foreign currency translation gains or losses do not have a tax effect, as such gains or losses are considered permanently reinvested. Other comprehensive income (loss) related to pensions and other postretirement benefit plans are recorded net of tax using the applicable effective tax rate.

NOTE 10 — INCENTIVE STOCK PLANS

On December 7, 2006, the Company adopted the 2006 Incentive Plan, which provides for the grant of incentive stock options, nonqualified stock options, whole shares, restricted stock awards, restricted stock units, stock appreciation rights, performance shares, performance units, cash-based awards, dividend equivalents and performance-based awards. Upon adoption of the 2006 Incentive Plan, all remaining shares eligible for award under a previous plan were added to the 2006 Incentive Plan. It has been the Company's practice to issue new shares of common stock upon stock option exercise and other equity grants. As of August 31, 2012, there were 34,293 shares of common stock available for grant pursuant to the Company's 2006 Incentive Plan.

On December 9, 2010, the Company's stockholders approved the adoption of the A. Schulman, Inc. 2010 Value Creation Rewards Plan ("2010 Rewards Plan") which provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units, whole shares and performance-based awards. A total of 1,375,000 shares of common stock may be issued under the 2010 Rewards Plan. There have been no grants made from the 2010 Rewards Plan.

A summary of stock option activity for the year ended August 31, 2012 is as follows:

	Outstanding Shares Under Option	Weighted-Average Exercise Price
Outstanding at August 31, 2011	138,141	$18.34
Granted	—	$ —
Exercised	(51,186)	$17.89
Forfeited and expired	—	$ —
Outstanding at August 31, 2012	86,955	$18.61
Exercisable at August 31, 2012	86,955	$18.61

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The total intrinsic value for stock options outstanding and exercisable as of August 31, 2012 was $0.5 million with a remaining term for options outstanding and exercisable of 1.5 years. The total intrinsic value of options exercised as of August 31, 2012, 2011, and 2010 was $0.4 million, $0.3 million and $1.4 million, respectively. All outstanding and exercisable stock options are fully vested as of August 31, 2012. The Company did not grant stock options in fiscal years 2012, 2011 or 2010.

Restricted stock awards under the 2006 Incentive Plan can vest over various periods, and restricted stock awards earn dividends throughout the vesting period which are subject to the same vesting terms as the underlying stock award. The restricted stock awards outstanding under the 2006 Incentive Plan have service vesting periods of three years following the date of grant. Also, the Company grants awards with market and performance vesting conditions. The following table summarizes the activity of time-based and performance-based restricted stock awards for the year ended August 31, 2012:

	Awards Outstanding		Weighted-Average Fair Market Value (per share)	
	Time-Based	Performance-Based	Time-Based	Performance-Based
Outstanding at August 31, 2011	117,891	800,193	$20.98	$14.44
Granted	64,458	483,204	$22.64	$17.71
Vested	(58,432)	—	$20.36	$ —
Forfeited	(5,522)	(272,654)	$21.79	$11.10
Outstanding at August 31, 2012	118,395	1,010,743	$22.15	$16.90

The weighted-average grant date fair value of time-based awards granted during the years ended August 31, 2012, 2011 and 2010 were $22.64, $21.46 and $21.72, respectively.

Restrictions on the time-based restricted stock awards lapse at the end of a three-year period, and the awards were valued at the fair market value on the date of grant. Time-based awards earn dividends throughout the vesting period which are subject to the same vesting terms as the underlying restricted stock awards.

Performance shares are awards for which the vesting will occur based on market or performance conditions and do not have voting rights. Included in the outstanding performance-based awards as of August 31, 2012 are 505,371 performance shares, which earn dividends throughout the vesting period and the remaining performance shares which do not earn dividends. Earned dividends are subject to the same vesting terms as the underlying performance share awards. Performance shares granted during fiscal 2009, which would have vested during the year ended August 31, 2012, did not meet the performance vesting conditions and were forfeited.

The performance-based awards in the table above include 558,944 shares which are valued based upon a Monte Carlo simulation, which is a valuation model that represents the characteristics of these grants. Vesting of the ultimate number of shares underlying such performance-based awards, if any, will be dependent upon the Company's total stockholder return in relation to the total stockholder return of a select group of peer companies over a three-year period. The probability of meeting the market criteria was considered when calculating the estimated fair market value on the date of grant using a Monte Carlo simulation model. These awards were accounted for as awards with market conditions, which are recognized over the service period, regardless of whether the market conditions are achieved and the awards ultimately vest.

The fair value of the remaining 451,799 performance shares in the table above is based on the closing price of the Company's common stock on the date of the grant. Vesting of the ultimate number of shares underlying such performance-based awards, if any, will be dependent upon the Company's return on invested capital ("ROIC") in relation to an internal targeted ROIC over a three-year period.

The weighted-average grant date fair value of the performance shares granted in fiscal 2012, 2011 and 2010 were $17.71, $14.84 and $18.22 per share, respectively.

The fair values of the performance shares granted during fiscal 2012, 2011 and 2010 that were estimated using a Monte Carlo simulation model used the following weighted-average assumptions:

Weighted-Average Assumptions	2012	2011	2010
Dividend yield	3.00%	2.91%	2.68%
Expected volatility	43.00%	47.00%	46.00%
Risk-free interest rate	0.42%	1.05%	1.54%
Correlation	61.00%	60.00%	59.00%

The expected dividend yield of common stock is based on the Company's historical dividend yield. The expected volatility assumption was calculated using a historical range to correlate with the award's vesting period. The Company used the weekly volatility for each company in the peer group to determine a reasonable assumption for the valuation. The risk-free interest rate is based on zero coupon treasury bond rates corresponding to the expected life of the awards. In using the Monte Carlo simulation method with this type of grant, a correlation rate of the Company's stock price and each of the peer companies is calculated. The Company determined a correlation percentage based on all correlation rates. The Company has no reason to believe that the expected dividend yield, future stock volatility or correlation is likely to differ materially from historical patterns.

Total unrecognized compensation cost, including a provision for forfeitures, related to nonvested stock-based compensation arrangements as of August 31, 2012 was $7.3 million. This cost is expected to be recognized over a weighted-average period of 1.6 years.

During fiscal 2012, restrictions lapsed on 20,000 stock-settled restricted stock units. The Company had no remaining stock-settled restricted units outstanding as of August 31, 2012, and had 20,000 stock-settled restricted units outstanding as of August 31, 2011. There were no service requirements for the vesting of this grant. These restricted stock units settled in shares of the Company's common stock, on a one-to-one basis, on the third anniversary of the award grant date. These awards earned dividends during the restriction period; however, they did not have voting rights until the restriction was released. There were no grants of these stock-settled restricted stock units during the years ended August 31, 2012 and 2011.

The Company had $1.5 million and $3.6 million cash-based awards, which are treated as liability awards, outstanding as of August 31, 2012 and 2011, respectively. These awards were granted to foreign employees. Such awards include $0.1 million which have service vesting periods of three years following the date of grant and the remaining $1.4 million is performance-based. The performance-based awards are based on the same conditions utilized for the performance shares. The Company records a liability for these cash-based awards equal to the amount of the award vested to date and adjusts the performance-based awards based on expected payout. There were no grants of these cash-based awards during the years ended August 31, 2012 and 2011.

The Company made cash payments of $0.3 million, $2.5 million and $2.5 million for cash-settled restricted stock units and cash-based awards during fiscal 2012, 2011 and 2010, respectively.

During fiscal 2012 and 2011, the Company granted non-employee directors 37,300 shares and 35,000 shares of unrestricted common stock, respectively. The Company recorded compensation expense for this grant of $0.8 million for the years ended August 31, 2012 and 2011.

In fiscal 2010, the Company's board of directors and stockholders approved adoption of an Employee Stock Purchase Plan ("ESPP") whereby employees may purchase Company stock through a payroll deduction plan. Purchases are made from the plan and credited to each participant's account at the end of each calendar quarter (the "Investment Date"). The purchase price of the stock is 85% of the fair market value on the Investment Date. The plan is compensatory and the 15% discount is expensed ratably over the three month offering period. All employees, including officers, are eligible to participate in this plan. An employee whose stock ownership of the Company exceeds five percent of the outstanding common stock is not eligible to participate in this plan. The Company recorded minimal expense related to the ESPP during fiscal 2012, 2011 and 2010. It is the Company's current practice to use treasury shares for the share settlement on the Investment Date.

The following table summarizes the impact to the Company's consolidated statements of operations from stock-based compensation for fiscal 2012, 2011, and 2010, which is primarily included in selling, general and administrative expenses in the accompanying consolidated statements of operations:

	Year Ended August 31,		
	2012	2011	2010
	(In thousands)		
Time-based awards and performance-based awards	$4,658	$4,623	$4,067
Cash-settled restricted stock units	—	817	628
Cash-based awards	62	225	47
Total stock-based compensation	$4,720	$5,665	$4,742

NOTE 11 — EARNINGS PER SHARE

Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if common stock equivalents were exercised and also the impact of restricted stock and performance-based awards expected to vest, which combined would then share in the earnings of the Company.

The difference between basic and diluted weighted-average shares results from the assumed exercise of outstanding stock options and grants of restricted stock, calculated using the treasury stock method. The following presents the number of incremental weighted-average shares used in computing diluted per share amounts:

	Year Ended August 31,		
	2012	2011	2010
	(In thousands)		
Weighted-average shares outstanding:			
Basic	29,389	30,978	27,746
Incremental shares from equity awards	160	163	230
Diluted	29,549	31,141	27,976

In fiscal years 2012, 2011, and 2010 there were 36,000, 118,000, and 60,000, respectively, of equivalent shares related to stock-based compensation arrangements that were excluded from diluted weighted-average shares outstanding because inclusion would have been anti-dilutive.

The Company's Amended and Restated Certificate of Incorporation authorizes 1,000,000 shares of special stock. The Board of Directors may designate these shares of special stock with special designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions prior to issuance. As of August 31, 2012, no shares of special stock are outstanding.

NOTE 12 — LEASES

The Company leases certain equipment, buildings, transportation vehicles and computer equipment. Total rental expense was $10.9 million in 2012, $10.8 million in 2011 and $7.4 million in 2010. The approximate future minimum rental commitments for operating non-cancelable leases excluding obligations for taxes and insurance are as follows:

Year Ended August 31,	Minimum Rental Commitments
	(In thousands)
2013	$ 5,326
2014	4,350
2015	2,828
2016	1,378
2017	1,273
2018 and thereafter	1,470
Total minimum rental commitments	$16,625

NOTE 13 — SEGMENT INFORMATION

The Company considers its operating structure and the types of information subject to regular review by its President and Chief Executive Officer ("CEO"), who is the Chief Operating Decision Maker ("CODM"), to identify reportable segments. The CODM makes decisions, assesses performance and allocates resources by the following regions, which are also the Company's reportable segments: EMEA, the Americas, and APAC. Each reportable segment has a General Manager/Chief Operating Officer who reports to the CODM.

The CODM uses net sales to unaffiliated customers, gross profit and operating income before certain items in order to make decisions, assess performance and allocate resources to each segment. Segment operating income does not include items such as interest income or expense, other income or expense, foreign currency transaction gains or losses, restructuring related expenses, asset write-downs, costs related to business acquisitions and inventory step-up charges related to business acquisitions. Corporate expenses include the compensation of certain personnel, certain audit expenses, board of directors related costs, certain insurance costs, costs associated with being a publicly traded entity and other miscellaneous legal and professional fees.

Below the Company presents net sales to unaffiliated customers by segment:

	Year Ended August 31,		
	2012	2011	2010
		(In thousands)	
EMEA	$1,403,151	$1,533,993	$1,142,523
Americas	558,910	516,814	363,011
APAC	144,692	142,148	84,909
Total net sales to unaffiliated customers	$2,106,753	$2,192,955	$1,590,443

Below the Company presents gross profit by segment:

	Year Ended August 31,		
	2012	2011	2010
		(In thousands)	
EMEA	$171,768	$197,171	$177,010
Americas	84,282	71,698	48,213
APAC	22,044	17,284	11,656
Total segment gross profit	278,094	286,153	236,879
Asset write-downs	—	—	(69)
Inventory step-up	(677)	(607)	(3,942)
Total gross profit	$277,417	$285,546	$232,868

Below is a reconciliation of segment operating income to operating income and income from continuing operations before taxes:

	Year Ended August 31,		
	2012	2011	2010
		(In thousands)	
EMEA	$ 71,849	$ 86,663	$ 69,393
Americas	28,872	14,032	12,036
APAC	10,145	5,587	2,981
Total segment operating income	110,866	106,282	84,410
Corporate and other	(23,786)	(25,106)	(20,538)
Costs related to acquisitions	(1,425)	(1,429)	(6,814)
Restructuring related	(9,256)	(8,117)	(5,098)
Asset write-downs	(3,392)	(8,150)	(5,737)
Curtailment gain (loss)	310	—	(270)
Inventory step-up	(677)	(607)	(3,942)
Operating income	72,640	62,873	42,011
Interest expense, net	(7,678)	(5,531)	(3,665)
Foreign currency transaction gains (losses)	(245)	(1,595)	(884)
Other income (expense), net	1,251	1,720	2,469
Income from continuing operations before taxes	$ 65,968	$ 57,467	$ 39,931

The following table summarizes identifiable assets by segment:

	As of August 31,		
	2012	2011	2010
		(In thousands)	
EMEA	$ 677,066	$ 737,698	$ 616,592
Americas	426,963	408,714	369,210
APAC	89,738	93,575	85,513
Total identifiable assets	$1,193,767	$1,239,987	$1,071,315

The following tables summarize depreciation and amortization and capital expenditures by segment:

	Year Ended August 31,		
	2012	2011	2010
		(In thousands)	
Depreciation and amortization expense:			
EMEA	$17,534	$18,522	$13,896
Americas	17,531	17,810	11,144
APAC	3,719	3,942	2,409
Total depreciation and amortization expense	$38,784	$40,274	$27,449
Capital expenditures:			
EMEA	$11,383	$12,541	$10,927
Americas	17,725	12,328	7,125
APAC	4,895	1,490	925
Total capital expenditures	$34,003	$26,359	$18,977

Below is a summary of net sales by point of origin and long-lived assets by location:

	Year Ended August 31, 2012	2011	2010
	(In thousands)		
Net sales:			
United States	$ 358,376	$ 337,423	$ 231,890
Germany	571,876	617,266	496,073
Other international	1,176,501	1,238,266	862,480
Total net sales	$2,106,753	$2,192,955	$1,590,443

	As of August 31, 2012	2011	2010
	(In thousands)		
Long lived assets:			
United States	$ 76,699	$ 74,102	$ 89,345
Germany	23,020	27,680	24,876
France	22,832	21,744	19,536
Other international	103,325	110,774	105,206
Total long lived assets	$225,876	$234,300	$238,963

Globally, the Company operates primarily in four product families: (1) masterbatch, (2) engineered plastics, (3) specialty powders and (4) distribution services. The amount and percentage of consolidated net sales for these product families are as follows:

	2012		2011		2010	
	(In thousands, except for %'s)					
Masterbatch	$ 876,126	42%	$ 880,406	40%	$ 676,977	43%
Engineered plastics	547,090	26	546,964	25	460,141	29
Specialty powders	340,446	16	372,360	17	129,122	8
Distribution services	343,091	16	393,225	18	324,203	20
Total net sales	$2,106,753	100%	$2,192,955	100%	$1,590,443	100%

Consistent with the Company's global growth strategies, an extensive evaluation of the Company's three regional segments was conducted with particular focus on each segment's Masterbatch product family. As a result of this evaluation and in order to put greater focus on growth opportunities, effective September 1, 2012, the Masterbatch product family was split into two separate product families, Custom Performance Colors and Masterbatch Solutions.

NOTE 14 — RESEARCH AND DEVELOPMENT

The research and development of new products and the improvement of existing products are important to the Company to continuously improve its product offerings. New product innovation is a term used to describe the new product development process, beginning with the generation of new innovative ideas through their development into new products which we will commercialize into the market. The Company has a team of individuals with varied backgrounds to lead its new product innovation, putting an aggressive global focus on the Company's research and development activities. New product innovation is a key component of the Company's Growth Playbook. Research and development expenditures were $2.7 million, $2.4 million and $2.0 million in fiscal years 2012, 2011 and 2010, respectively. These activities are primarily related to the Company's masterbatch, engineered plastics and specialty powders applications. The Company continues to invest in research and development activities as management believes it is important to the future of the Company.

NOTE 15 — RESTRUCTURING

Masterbatch Reorganization Plan

In August 2012, the Company conducted an extensive evaluation of its three regional segments and specifically focused on each region's masterbatch product family. As a result of this evaluation, the Company realigned its regional masterbatch product family to put greater focus on its growth opportunities. Therefore, within each regional segment, effective September 1, 2012 the masterbatch product family was split into two separate product families, Custom Performance Colors and Masterbatch Solutions. As part of this plan, the Company reduced headcount in the EMEA and APAC regions in the fourth quarter of fiscal 2012. The Company recorded $2.3 million of pretax employee-related restructuring costs in fiscal 2012, of which the majority was related to the EMEA segment. As of August 31, 2012, the Company has a balance of $2.2 million accrued related to the EMEA segment for employee-related costs and expects minimal charges related to this plan to be recognized in fiscal 2013 as it completes the plan.

EMEA Operations and Back-Office Plan

In November 2011, the Company initiated a restructuring plan of EMEA's operations and back-office functions to better leverage savings from its Shared Service Center located in Belgium. As part of this plan, the Company reduced headcount in EMEA by approximately 50, and the majority of the reductions occurred in the first and second quarters of fiscal 2012. The Company recorded $4.7 million of pretax employee-related restructuring costs in fiscal 2012. As of August 31, 2012, the Company has a balance of $0.5 million accrued for employee-related costs related to this plan. The Company expects minimal charges related to this plan to be recognized in fiscal 2013 as it completes the plan.

Americas Engineered Plastics Plan

On August 25, 2011, the Company announced that it would close the Nashville, Tennessee facility and move certain production to the Akron and Bellevue, Ohio facilities in order to optimize the use of existing capacity and capitalize on growth opportunities. As of the end of February 2012, the Nashville facility ceased production and as of August 31, 2012, the Company reduced headcount by approximately 70. The Company recorded $1.6 million and $1.1 million of pretax employee-related restructuring expense associated with this plan during fiscal 2012 and 2011, respectively. As of August 31, 2012, the Company has a balance of $0.4 million accrued for employee-related costs related to this plan. The Company anticipates recognizing additional pretax employee-related cash charges and other restructuring expenses of less than $0.5 million during fiscal 2013 as it completes the plan.

Italy and Australia Plans

On February 8, 2011, the Company announced that it is relocating its operations from its manufacturing facility in Verolanuova, Italy to its existing facility in Gorla Maggiore, Italy. Production lines at the Verolanuova facility were relocated in the first quarter of fiscal 2012 to the Gorla facility. As a result of this relocation, the Company reduced headcount by approximately 30 in the fourth quarter of fiscal 2012. Also on February 8, 2011, as a result of the ongoing deterioration of the Australian rotomolding market, the Company announced plans to consolidate operations in Australia by moving production from its Braeside, Australia facility to its Brisbane, Australia facility. As part of this consolidation, the Company reduced headcount in Australia by approximately 20, and the majority of the reduction occurred in the second and third quarters of fiscal 2011. The region continues to be served by the Company's Brisbane facility and facilities in Malaysia, Indonesia and China.

The Company recorded pretax restructuring expense of $0.5 million during fiscal 2012 primarily related to other restructuring costs as part of the Italy plan. In fiscal 2011, the Company recorded pretax restructuring expense of $6.0 million primarily for employee-related costs and other restructuring costs related to the Australia and Italy restructuring plans. As of August 31, 2012, the Company has no remaining accrual related to the Italy plan as it is considered complete. As of August 31, 2012, the Company has a balance of $0.3 million accrued for the Australia plan related to a future settlement of a contractual obligation and expects no additional charges related to this plan.

ASI United Kingdom Plan

On August 31, 2010, management announced plans to restructure its operations at its Crumlin, South Wales (U.K.) facility. The plan included moving part of the plant's capacity to two other, larger facilities in Europe, and several production lines were shut down. As a result, the Company reduced headcount at this location by approximately 30. Approximately half of the reductions occurred in the second quarter of fiscal 2011 and the remaining headcount reductions occurred in the second quarter of fiscal 2012. The Company recorded minimal charges in fiscal 2012, and $0.1 million and $0.4 million of pretax employee-related restructuring costs during fiscal 2011 and 2010, respectively. The Company expects no further charges and has no remaining accrual as of August 31, 2012 related to this plan as it is considered complete.

ICO Merger Plan

In conjunction with the acquisition of ICO in fiscal 2010, the Company reduced the workforce in the Houston, Texas office by 17 employees. ICO had preexisting arrangements regarding change-in-control payments and severance pay which were based on pre-merger service. The Company assumed $2.1 million in liabilities as a result of the merger related to these agreements, of which $2.0 million was paid by the Company during fiscal 2010. Since the merger, the Company announced the exit of certain senior managers in Europe in connection with the Company's ongoing integration of ICO operations. The Company recorded $0.5 million primarily in pretax employee-related costs during fiscal 2011 and minimal charges in fiscal 2010 related to the integration of the ICO merger. The Company had no charges in fiscal 2012 and has no remaining accrual as of August 31, 2012 related to this plan as it is considered complete.

North America Masterbatch Fiscal 2010 Plan

On March 1, 2010, the Company announced the closure of its Polybatch Color Center located in Sharon Center, Ohio. The Company recorded $0.5 million of pretax restructuring expense during fiscal 2011 primarily for employee-related costs associated with the closure. Also, the Company recorded pretax restructuring expense of $1.3 million during fiscal 2010. The Company ceased production at the Polybatch Color Center on August 31, 2010, and sold the facility in June 2011. The Company had no charges in fiscal 2012 and has no remaining accrual as of August 31, 2012 related to this plan as it is considered complete.

Consolidated Restructuring Summary

The following table summarizes the activity during fiscal 2012 and 2011 related to the Company's restructuring plans:

	Accrual Balance August 31, 2010	Fiscal 2011 Charges	Fiscal 2011 Paid	Accrual Balance August 31, 2011	Fiscal 2012 Charges	Fiscal 2012 Paid	Accrual Balance August 31, 2012
				(In thousands)			
Employee-related costs	$2,011	$5,048	$(3,737)	$3,322	$7,581	$(7,379)	$3,524
Other costs	267	3,069	(2,933)	403	1,675	(1,697)	381
Translation effect	(47)	—	—	70	—	—	(539)
Restructuring charges	$2,231	$8,117	$(6,670)	$3,795	$9,256	$(9,076)	$3,366

Restructuring costs are excluded from segment operating income but are attributable to the reportable segments as follows:

	Year Ended August 31,		
	2012	2011	2010
		(In thousands)	
EMEA	$7,531	$2,834	$2,992
Americas	1,603	1,712	1,805
APAC	122	3,571	257
Total	$9,256	$8,117	$5,054

NOTE 16 — ASSET IMPAIRMENTS

In total, the company recorded $3.4 million, $8.1 million and $5.7 million in asset impairments during the years ended August 31, 2012, 2011 and 2010, respectively.

During fiscal 2012, as a result of the Italy restructuring initiative discussed above, the Company remeasured the carrying value of its facility, machinery and equipment in Verolanuova, Italy at fair value of $2.9 million. The disposal value of the real estate was determined as the estimated sales value of the assets less the costs to sell based on information provided by a third-party real estate valuation source. The disposal value of machinery and equipment to be sold or disposed of was determined based on estimated salvage value. As a result of the remeasurement, the Company recorded a pretax impairment charge of $2.7 million.

Additionally in fiscal 2012, as a result of the Americas Engineered Plastics restructuring initiative discussed above, the Company remeasured the carrying value of its facility, machinery and equipment in Nashville, Tennessee at fair value of $3.8 million. The disposal value of the real estate was determined as the estimated sales value of the assets less the costs to sell based on information provided by a third-party real estate valuation source. The disposal value of machinery and equipment to be sold or disposed of was determined based on estimated salvage value. As a result of the remeasurement, the Company recorded a pretax impairment charges of $0.5 million and $6.2 million in fiscal 2012 and 2011, respectively, primarily related to real estate, machinery and equipment at the Nashville, Tennessee facility.

Also in fiscal 2011, a long-lived asset related to the closure of the Polybatch Color Center located in Sharon Center, Ohio was written down to its then estimated fair value of $2.0 million resulting in an asset impairment charge of $1.9 million. The estimated fair value was determined based on a third-party purchase offer less associated costs to sell. Additionally, during fiscal 2010, the Company recorded $5.7 million of asset impairment charges primarily related to land, building and related improvements at the Polybatch Color Center. The disposal value was determined as the estimated sales value of the assets less the costs to sell based on information provided by a third-party real estate valuation source. The disposal value of the machinery and equipment was determined based on projected cash flows from operations and estimated salvage value.

NOTE 17 — CONTINGENCIES AND CLAIMS

In the normal course of business, the Company is at times subject to pending and threatened legal actions, some for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial position of the Company. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known.

Reserves are established for legal claims only when losses associated with the claims are judged to be probable, and the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not considered probable that a liability has been incurred or not possible to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve would be recognized until that time.

In August 2011, the Company incurred a pretax charge of $3.0 million related to a settlement involving a business relationship. This settlement satisfied all threatened claims. The charge was included in selling, general and administrative expense in the accompanying consolidated statement of operations in fiscal 2011 and related to the Americas segment.

NOTE 18 — SHARE REPURCHASE PROGRAM

On April 1 2011, the Board of Directors approved a three-year share repurchase program under which the Company is authorized to repurchase up to $100 million of its common stock in the open market or in privately negotiated transactions, subject to market and other conditions ("2011 Repurchase Program"). The 2011 Repurchase Program replaces the Company's previous share repurchase program which was approved in fiscal 2008 ("2008 Repurchase Program").

As part of the 2011 Repurchase Program, on May 12, 2011, the Company entered into a one-year $30 million share repurchase plan established under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Repurchase Plan"). Under the Repurchase Plan, the Company's designated broker repurchased 1,218,429 shares of its common stock under the 2011 Repurchase Program in the first quarter of fiscal 2012 at an average price of $17.60 per share. As of October 10, 2011 the Company fulfilled the Repurchase Plan by repurchasing a cumulative 1,603,979 shares of its common stock in fiscal 2011 and the first quarter of fiscal 2012 at an average price of $18.70 per share.

On November 28, 2011, the Company entered into a new 18-month $30 million share repurchase plan established under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and repurchases under this plan are subject to specific parameters and contain certain price and volume constraints. In the fourth quarter of fiscal 2012, the Company increased this share repurchase plan to $70 million, the remaining amount under the 2011 Repurchase Program. The Company repurchased 244,597 shares of common stock during the fourth quarter of fiscal 2012 at an average price of $21.56 per share. Shares valued at $64.7 million remained authorized for repurchase as of August 31, 2012.

In fiscal 2012, the Company repurchased a total of approximately 1.5 million shares of its common stock at an average price of $18.26 per share for a total cost of $26.8 million.

NOTE 19 — QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

	Quarter Ended				Year Ended
	Nov 30, 2011	Feb 29, 2012	May 31, 2012	Aug 31, 2012	Aug 31, 2012
	Unaudited (In thousands, except per share data)				
Net sales	$517,289	$495,911	$569,107	$524,446	$2,106,753
Gross profit	$ 69,496	$ 64,549	$ 76,589	$ 66,783	$ 277,417
Net income	$ 13,963	$ 9,290	$ 17,248	$ 11,548	$ 52,049
Noncontrolling interests	(381)	(217)	(252)	(312)	(1,162)
Net income attributable to A. Schulman, Inc.	$ 13,582	$ 9,073	$ 16,996	$ 11,236	$ 50,887
Earnings per share of common stock attributable to A. Schulman, Inc. — Basic:	$ 0.46	$ 0.31	$ 0.58	$ 0.38	$ 1.73
Earnings per share of common stock attributable to A. Schulman, Inc. — Diluted:	$ 0.46	$ 0.31	$ 0.57	$ 0.38	$ 1.72
Certain items included in net income attributable to A. Schulman, Inc. net of tax are as follows:					
Asset write-downs(a)	$ —	$ —	$ 1,917	$ 613	$ 2,530
Costs related to acquisitions(b)	190	615	147	359	1,311
Restructuring related costs(c)	2,280	1,068	1,556	1,767	6,671
Inventory step-up(d)	—	398	53	—	451
Tax charges (benefits)(e)	(747)	40	(260)	100	(867)
Total	$ 1,723	$ 2,121	$ 3,413	$ 2,839	$ 10,096

(a) Asset write-downs include charges primarily related to the write-down of the facility in Verolanuova, Italy during the third quarter of fiscal 2012 and the facility in Nashville, Tennessee during the fourth quarter of fiscal 2012. Refer to Note 16 for further discussion.

(b) Costs related to acquisitions include professional, legal and other expenses associated with the acquisitions of Elian, ECM and other potential acquisitions.

(c) Restructuring includes charges related to the EMEA operations and back-office plan, the Masterbatch reorganization plan, the Americas engineered plastics plan, and the Italy plan. Refer to Note 15 for further discussion.

(d) Inventory step-up relates to the Elian SAS acquisition.

(e) Tax charges (benefits) include the effect of the adjustment to the Italian valuation allowance in fiscal 2012.

	Quarter Ended				Year Ended
	Nov 30, 2010	Feb 28, 2011	May 31, 2011	Aug 31, 2011	Aug 31, 2011
	Unaudited (In thousands, except per share data)				
Net sales	$495,383	$508,343	$611,142	$578,087	$2,192,955
Gross profit	$ 69,001	$ 66,612	$ 78,888	$ 71,045	$ 285,546
Net Income	$ 9,376	$ 7,279	$ 18,924	$ 6,106	$ 41,685
Noncontrolling interests	(133)	(138)	(170)	(248)	(689)
Net income attributable to A. Schulman, Inc.	$ 9,243	$ 7,141	$ 18,754	$ 5,858	$ 40,996
Earnings per share of common stock attributable to A. Schulman, Inc. — Basic:	$ 0.29	$ 0.23	$ 0.61	$ 0.19	$ 1.32
Earnings per share of common stock attributable to A. Schulman, Inc. — Diluted: (f)	$ 0.29	$ 0.23	$ 0.60	$ 0.19	$ 1.32
Certain items included in net income attributable to A. Schulman, Inc. net of tax are as follows:					
Asset write-downs(g)	$ —	$ 1,800	$ 125	$ 6,225	$ 8,150
Costs related to acquisitions(h)	881	314	(356)	552	1,391
Restructuring related costs(i)	438	2,769	1,748	2,288	7,243
Inventory step-up	78	106	—	112	296
Tax charges (benefits)	(65)	—	—	—	(65)
Total	$ 1,332	$ 4,989	$ 1,517	$ 9,177	$ 17,015

(f) The sum of the four quarters does not equal the earnings per share amount calculated for the year due to rounding.

(g) Asset write-downs primarily relates to the closure of the Company's Nashville, Tennessee facility in the fourth quarter of fiscal 2011 and the closure of the Polybatch Color Center in Sharon Center, Ohio primarily in the second quarter of fiscal 2011. Refer to Note 16 for further discussion.

(h) Costs related to acquisitions include professional, legal and other expenses associated with the acquisitions of ICO, Mash, Surplast and other potential acquisitions.

(i) Restructuring includes charges related to the Australia and Italy plans, the Americas engineered plastics plan, the ICO merger plan and the North America masterbatch fiscal 2010 plan. Refer to Note 15 for further discussion.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carries out a variety of on-going procedures, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to evaluate the effectiveness of the design and operation of the Company's disclosure controls and procedures. In the second quarter of fiscal 2012, the Company acquired Elian SAS. The scope of the Company's assessment of the effectiveness of internal control over financial reporting did not include Elian SAS. Elian SAS's total assets and total net sales represented 7.0% and 1.0%, respectively, of the Company's consolidated financial statement amounts as of and for the year ended August 31, 2012. This exclusion is in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from the Company's scope in the year of acquisition. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by this report.

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management's Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "*Internal Control – Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of August 31, 2012.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2012 excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of Elian SAS, which was acquired during fiscal year 2012. SEC guidelines permit companies to omit an acquired business's internal controls over financial reporting from its management's assessment during the first year of the acquisition.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers of the Company

The information required by Item 401 of Regulation S-K concerning the Company's directors and all persons nominated for election as directors at the Annual Meeting of Stockholders to be held on December 13, 2012 (the "2012 Annual Meeting") is incorporated herein by reference from the disclosure to be included under the caption "Proposal One — Election of Directors" in the Company's definitive proxy statement relating to the 2012 Annual Meeting to be filed with the Commission (the "2012 Proxy Statement").

The information required by Item 401 of Regulation S-K concerning the Company's executive officers is incorporated herein by reference from the disclosure provided under the caption "Executive Officers of the Company" included in Part I of this Annual Report on Form 10-K.

The information required by Item 405 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2012 Proxy Statement.

Code of Conduct

The information required by Item 406 of Regulation S-K regarding the Company's Global Code of Conduct is incorporated herein by reference from the disclosure to be included under the caption "Code of Conduct" in the Company's 2012 Proxy Statement.

Procedures for Recommending Directors Nominees

The information required by Item 407(c)(3) of Regulation S-K concerning the procedures by which stockholders may recommend nominees to the Board of Directors is incorporated herein by reference from the disclosure to be included under the caption "Director Nominations" in the Company's 2012 Proxy Statement. These procedures have not materially changed from those described in the Company's definitive proxy materials for the 2011 Annual Meeting of Stockholders held on December 8, 2011.

Audit Committee

The information required by Items 407(d)(4) and 407(d)(5) of Regulation S-K regarding the Audit Committee and the Audit Committee financial expert is incorporated herein by reference from the disclosure to be included under the caption "Audit Committee" in the Company's 2012 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the captions "Compensation Discussion and Analysis" and "Compensation Tables" in the Company's 2012 Proxy Statement.

The information required by Item 407(e)(4) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the captions "Compensation Committee Interlocks and Insider Participation" in the Company's 2012 Proxy Statement.

The information required by Item 407(e)(5) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "The Compensation Committee Report" in the Company's 2012 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 403 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Security Ownership of Management and Certain Beneficial Owners" in the Company's 2012 Proxy Statement.

The information by Item 201(d) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Equity Compensation Plan Information" in the Company's 2012 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 404 of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Certain Relationships and Related Transactions" in the Company's 2012 Proxy Statement.

The information required by Item 407(a) of Regulation S-K is incorporated herein by reference from the disclosure to be included under the caption "Director Independence" in the Company's 2012 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference from the disclosure to be included under the captions "Fees Incurred by Independent Registered Public Accounting Firm" and "Pre-Approval of Fees" in the Company's 2012 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) Financial Statements:

The consolidated financial statements filed as part of this Form 10-K are as follows:

(2) Financial Statement Schedules:

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) Exhibits:

2.1 Quota Purchase and Sale Agreement, dated October 15, 2010, by and among the Company, ICO Polymers do Brasil Ltda., a direct wholly-owned subsidiary of the Company, and Henri and Elie Hara (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2010).

2.2 Agreement, dated January 30, 2012, by and between Vita Polymers France SAS and ICO Europe B.V., to purchase 100 percent of the shares of Elian SAS (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Commission on February 2, 2012).

3.1 Amended and Restated Certificate of Incorporation of the Company (for purposes of Commission reporting compliance only) (incorporated by reference from Exhibit 3(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2009).

3.2 Amended and Restated By-laws of A. Schulman (incorporated by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on June 27, 2011).

10.1* A. Schulman 2002 Equity Incentive Plan (incorporated by reference from Exhibit 4(I) to the Company's Registration Statement on Form S-8, dated January 24, 2003 (Registration No. 333-102718)).

10.2* Form of Indemnification Agreement for all Executive Officers and Directors of A. Schulman (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Commission on October 20, 2006).

10.3* A. Schulman Second Amended and Restated Directors Deferred Units Plan (incorporated by reference from Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2008).

10.4* First Amendment to Form of Indemnification Agreement for all Executive Officers and Directors of A. Schulman (incorporated by reference from Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2008).

10.5* A. Schulman Amended and Restated Nonqualified Profit Sharing Plan (incorporated by reference from Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2008).

10.6* First Amendment to the A. Schulman 2002 Equity Incentive Plan (incorporated by reference from Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2008).

10.7* A. Schulman Amended and Restated 2006 Incentive Plan (incorporated by reference from Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2008).

10.8* A. Schulman 2006 Incentive Plan Form of Performance Share Award Agreement for Employees (incorporated by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009).

10.9* A. Schulman 2006 Incentive Plan Form of Time-Based and Performance-Based Cash Award Agreement for Employees in Mexico, Canada and Europe (incorporated by reference from Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009).

10.10* Form of Restricted Stock Unit Agreement (Non-Employee Directors) (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2009).

10.11* Form of 2010 Time-Based Restricted Stock Award Agreement for Employees (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2010.)

10.12* Form of 2010 Performance Share Award Agreement (ROIC) for Employees (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2010.)

10.13* Form of 2010 Performance Share Award Agreement (TSR) for Employees (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2010.)

10.14* Form of 2010 Time-Based and Performance-Based Cash Award Agreement for Employees in Mexico, Canada and Europe (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2010.)

10.15* Form of 2010 Restricted Stock Unit Award Agreement (Gingo) (incorporated by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2010.)

10.16* Form of 2010 Whole Share Award Agreement for Non-Employee Directors (incorporated by reference from Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2010.)

10.17* Non-Employee Directors' Compensation (incorporated by reference from Exhibit 10.50 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2010.)

10.18* The Company's 2012 Bonus Plan (incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on October 18, 2012).

10.19* A. Schulman, Inc. 2010 Value Creation Rewards Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 10, 2010).

10.20 Credit Agreement, dated January 7, 2011 by and among A. Schulman, Inc., Courtenay Polymers Pty. Limited, ICO Polymers (Malaysia) Sdn. Bhd., and A. Schulman International Services BVBA and JPMorgan Chase Bank, N.A., as Administrative agent, J.P. Morgan Europe Limited, and J.P. Morgan Chase Bank Berhad, each as Global Agent, and other lenders named in the Credit Agreement (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 13, 2011).

10.21* Form of 2011Time-Based Restricted Stock Award Agreement for Employees (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2011).

10.22* Form of Time-Based Restricted Stock Unit Agreement for Foreign Employees (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2011).

10.23* Form of 2011 Whole Share Award Agreement for Non-Employee Directors (incorporated by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2011).

10.24* Form of 2011 Performance Share Award Agreement (ROIC) for Employees (incorporated by reference from Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2011).

10.25* Form of 2011 Performance Share Award Agreement (TSR) for Employees (incorporated by reference from Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2011).

10.26* Form of 2011 Performance Unit Award Agreement (ROIC) for Foreign Employees (incorporated by reference from Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2011).

10.27* Form of 2011 Performance Unit Award Agreement (TSR) for Foreign Employees (incorporated by reference from Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2011).

10.28* Form of 2012 Time-Based Restricted Stock Award Agreement for Employees (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2012).

10.29* Form of 2012 Time-Based Restricted Stock Unit Award Agreement for Foreign Employees (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2012).

10.30* Form of 2012 Whole Share Award Agreement for Non-Employee Directors (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2012).

10.31* Form of 2012 Performance Share Award Agreement (ROIC) for Employees (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2012).

10.32* Form of 2012 Performance Share Award Agreement (TSR) for Employees (incorporated by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2012).

10.33* Form of 2012 Performance Unit Award Agreement (ROIC) for Foreign Employees (incorporated by reference from Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2012).

10.34* Form of 2012 Performance Unit Award Agreement (TSR) for Foreign Employees (incorporated by reference from Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2012).

10.35* A. Schulman, Inc. Executives and Directors Stock Ownership Guidelines Compliance Program Plan (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 dated November 23, 2011 (Registration No. 333-178159)).

10.36* Amended and Restated Employment Agreement, by and between A. Schulman, Inc. and Joseph M. Gingo, dated May 19, 2011 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 23, 2011).

10.37* Form of A. Schulman, Inc. Change-in-Control Agreement (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on May 23, 2011).

10.38* Employment Agreement, by and between A. Schulman, Inc. and Joseph J. Levanduski, dated June 10, 2011 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 13, 2011).

10.39 Joint Venture Agreement between A. Schulman, Inc. and National Petrochemical Industrial Company of Jeddah, Saudi Arabia dated June 9, 2012 (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Commission on June 12, 2012).

11 Statement re Computation of Per Share Earnings.**

21 Subsidiaries of the Company (filed herewith).

23 Consent of Independent Registered Public Accounting Firm (filed herewith).

24 Powers of Attorney (filed herewith).

31 Certifications of Principal Executive and Principal Financial Officers pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith).

32 Certifications of Principal Executive and Principal Financial Officers pursuant to 18 U.S.C. 1350 (filed herewith).

101.INS XBRL Instance Document.***

101.SCH XBRL Taxonomy Extension Schema Document.***

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document.***

101.DEF XBRL Taxonomy Extension Definition Linkbase Document.***

101.LAB XBRL Taxonomy Extension Label Linkbase Document.***

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document.***

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit hereto.

** Information required to be presented in Exhibit 11 is provided in Note 11 of the Notes to Consolidated Financial Statements under Part II, ITEM 8, FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, of this Form 10-K in accordance with accounting rules related to accounting for earnings per share.

*** In accordance with Rule 406T of Regulation S-T, the XBRL (Extensible Business Reporting Language) information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

(b) Exhibits.

See subparagraph (a)(3) above

(c) Financial Statement Schedules.

See subparagraph (a)(2) above

A. SCHULMAN, INC.

VALUATION AND QUALIFYING ACCOUNTS

Schedule F-1

	Balance at beginning of period	Charges to cost and expenses	Net write-offs	Other	Translation adjustment	Balance at close of period
			(In thousands)			
Valuation allowance — deferred tax assets						
Year Ended August 31, 2012	$60,578	$ (9,882)	$ —	$ —	$ —	$50,696
Year Ended August 31, 2011	$52,685	$ 7,893	$ —	$ —	$ —	$60,578
Year Ended August 31, 2010	$74,426	$(22,680)	$ —	$939	$ —	$52,685

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A. SCHULMAN, INC.

By: /s/ Joseph J. Levanduski

Joseph J. Levanduski, Vice President, Chief Financial Officer, and Treasurer (Signing as the Principal Financial Officer)

Date: October 24, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Joseph M. Gingo Joseph M. Gingo	Chairman, President and Chief Executive Officer (Director and Principal Executive Officer)	October 24, 2012
/s/ Joseph J. Levanduski Joseph J. Levanduski	Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)	October 24, 2012
/s/ Donald B. McMillan Donald B. McMillan	Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	October 24, 2012
/s/ Eugene R. Allspach* Eugene R. Allspach	Director	October 24, 2012
/s/ Gregory T. Barmore* Gregory T. Barmore	Director	October 24, 2012
/s/ David G. Birney* David G. Birney	Director	October 24, 2012
/s/ Howard R. Curd* Howard R. Curd	Director	October 24, 2012
/s/ Michael A. McManus, Jr.* Michael A. McManus, Jr.	Director	October 24, 2012
/s/ Lee D. Meyer* Lee D. Meyer	Director	October 24, 2012
/s/ James A. Mitarotonda* James A. Mitarotonda	Director	October 24, 2012

Signature	Title	Date
/s/ Ernest J. Novak, Jr.* Ernest J. Novak, Jr.	Director	October 24, 2012
/s/ Dr. Irvin D. Reid* Dr. Irvin D. Reid	Director	October 24, 2012
/s/ John B. Yasinsky* John B. Yasinsky	Director	October 24, 2012

* The undersigned, by signing his name hereto, does hereby sign and execute this Annual Report on Form 10-K on behalf of each of the indicated directors pursuant to a Power of Attorney executed by each such director and filed with this Annual Report on Form 10-K.

*By: /s/ Joseph M. Gingo
Joseph M. Gingo
Attorney-in-Fact

October 24, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

A. SCHULMAN, INC.

Performance Graph

The graph below matches the cumulative five-year total return of holders of A. Schulman, Inc.'s common stock with the cumulative total returns of the S&P 500 index and the S&P Specialty Chemicals index. The graph assumes that the value of the investment in the Company's common stock and in each of the indexes (including reinvestment of dividends) was $100 on August 31, 2007 and tracks it through August 31, 2012. The stockholder returns shown on the graph below are not necessarily indicative of future performance.


A. SCHULMAN
S&P 500
S&P SPECIALTY CHEMICALS
$250
$200
$150
$100
$50
$0
08/07
08/08
08/09
08/10
08/11
08/12

*$100 invested on 8/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending August 31.

	8/31/07	8/31/08	8/31/09	8/31/10	8/31/11	8/31/12
A. SCHULMAN, INC.	$100.00	$115.55	$ 99.59	$ 92.62	$ 95.57	$131.50
S&P 500	$100.00	$ 88.86	$ 72.64	$ 76.20	$ 90.30	$106.56
S&P SPECIALTY CHEMICALS	$100.00	$117.15	$123.99	$137.39	$161.12	$209.54

Board of Directors

JOSEPH M. GINGO [5,6]
Chairman, President and Chief Executive Officer

EUGENE R. ALLSPACH [1,3]
Senior Vice President, Corporate Development
TPC GROUP, INC.

GREGORY T. BARMORE [2,4]
Retired Chairman and CEO
GE CAPITAL MORTGAGE CORPORATION

DAVID G. BIRNEY [2,3]
Retired President and CEO
SOLVAY AMERICA, INC.

HOWARD R. CURD [1,4]
Chairman and Chief Executive Officer
UNIROYAL ENGINEERED PRODUCTS

MICHAEL A. MCMANUS, JR. [3,4]
President and Chief Executive Officer
MISONIX, INC.

LEE D. MEYER [1,4]
Former President and Chief Executive Officer
PLY GEM INDUSTRIES, INC.

JAMES A. MITAROTONDA [2,4,5]
Chairman, President and Chief Executive Officer
BARINGTON CAPITAL GROUP, L.P.

ERNEST J. NOVAK, JR. [1,2]
Retired Managing Partner
ERNST & YOUNG – CLEVELAND, OHIO, OFFICE

DR. IRVIN D. REID [1,3]
President Emeritus
WAYNE STATE UNIVERSITY

JOHN B. YASINSKY [2,4,5,†]
Retired Chairman and Chief Executive Officer
OMNOVA SOLUTIONS, INC.

Management Team

JOSEPH M. GINGO
Chairman, President and Chief Executive Officer

DEREK BRISTOW
General Manager and Chief Operating Officer, Asia Pacific

JOHN B. BROERMAN
Vice President, Chief Information Officer

JOSEPH J. LEVANDUSKI
Vice President, Chief Financial Officer and Treasurer

DONALD B. MCMILLAN
Chief Accounting Officer and Corporate Controller

GARY A. MILLER
Vice President, Global Supply Chain and Chief Procurement Officer

DAVID C. MINC
Vice President, Chief Legal Officer and Secretary

PATRICIA M. MISHIC
Vice President, Chief Marketing Officer

GUSTAVO PÉREZ
General Manager and Chief Operating Officer, The Americas

BERNARD RZEPKA
General Manager and Chief Operating Officer, Europe, Middle East, Africa

KIM L. WHITEMAN
Vice President, Global Human Resources

Corporate Information

CORPORATE HEADQUARTERS
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333
(330) 666-3751
WWW.ASCHULMAN.COM

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Thursday, December 13, 2012 at 10 AM EST, at the:

Hilton Akron/Fairlawn
3180 West Market Street
Akron, Ohio 44333

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
200 Public Square, 18th Floor
Cleveland, Ohio 44114-2301

STOCK LISTING
The common stock of A. Schulman, Inc. is traded and quoted through the NASDAQ Global Select Market. Symbol: SHLM

TRANSFER AGENT
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota
55075-1139

CONTACT INFORMATION
Any questions regarding shareholder records should be directed to:

Wells Fargo Shareowner Services
(800) 468-9716
(651) 450-4064
WWW.WELLSFARGO.COM/SHAREOWNERSERVICES

1 Audit Committee
2 Compensation Committee
3 Nominating and Corporate Governance Committee
4 Strategic Committee
5 Executive Committee
6 Ex-Officio Member of Committees
† Lead Independent Director

MIX
Paper from responsible sources
FSC www.fsc.org FSC® C002614

DESIGNED BY DIX & EATON

FORWARD-LOOKING STATEMENTS

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in A. Schulman's Annual Report on Form 10-K for the year ended August 31, 2012, a copy of which is included in this report, and the Company's periodic filings with the Securities and Exchange Commission.

The Annual Report on Form 10-K, as required to be filed with the Securities and Exchange Commission, is available upon request without charge.

WRITE:
Jennifer K. Beeman
Director of Corporate Communications and Investor Relations
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

A. Schulman

3550 West Market St. · Akron, Ohio 44333 · WWW.ASCHULMAN.COM